SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement under Section 13(e)
of the Securities Exchange Act of 1934

Bright Scholar Education Holdings Limited

(Name of the Issuer)

Excellence Education Investment Limited

Bright Education Mergersub Limited
Mr. Hongru Zhou
Mr. Ruolei Niu

Ultimate Wise Group Limited
Sure Brilliant Global Limited

Wisdom Avenue Global Limited

Waterflower Investment Ltd.

Noble Pride Global Limited

Yeung Family Trust V

TMF Trust (HK) Limited

Ms. Huiyan Yang
(Name of Person(s) Filing Statement)

American Depositary Shares, each representing four Class A ordinary shares, par value of US$0.00001 per share*

(Title of Class of Securities)

109199208**

(CUSIP Number of Classes of Securities)

Bright Scholar Education Holdings Limited Suites 6-7 The Turvill Building Old Swiss 149 Cherry Hinton Road Cambridge, England, CB1 7BX United Kingdom Tel: +44 12-2334-1303

Excellence Education Investment Limited
Bright Education Mergersub Limited
Mr. Hongru Zhou
Mr. Ruolei Niu

Ultimate Wise Group Limited
Sure Brilliant Global Limited

Wisdom Avenue Global Limited

Waterflower Investment Ltd.
Noble Pride Global Limited

Yeung Family Trust V

TMF Trust (HK) Limited

Ms. Huiyan Yang

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Fang Xue, Esq. Gibson, Dunn & Crutcher LLP One Raffles Quay Level #36-01, North Tower Singapore 048583 +65 6507 3692

Dan Ouyang, Esq.

K. Ronnie Li, Esq.
Baker & Mckenzie LLP

Suite 3401, China World Office 2
China World Trade Centre

No. 1 Jianguomenwai Avenue
Chaoyang District

Beijing 100004

The People’s Republic of China

(86) 10 6535-3800

Owen Wang, Esq. Ning Liu, Esq King & Wood Mallesons LLP 500 Fifth Avenue, 50th Floor New York, NY 10110 United States +1 212 319 4755

This statement is filed in connection with (check the appropriate box):

☐	The filing of solicitation materials or an information statement subject to Regulation 14A (§§ 240.14a-1 through 240.14b-2), Regulation 14C (§§ 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§ 240.13e-3(c)) under the Securities Exchange Act of 1934 (“the Act”).

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer.

☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS TRANSACTION STATEMENT ON SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

*	Not for trading, but only in connection with the listing on the New York Stock Exchange of American depositary shares (“ADSs”), each representing four (4) Class A ordinary shares, par value of US$0.00001 per share, of the Company (the “Class A Ordinary Shares”).
**	CUSIP number of the ADSs, each representing four (4) Class A Ordinary Shares.

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NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE
SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION,
PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON
THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS TRANSACTION
STATEMENT ON SCHEDULE 13E-3.

ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INTRODUCTION

This transaction statement pursuant to Rule 13e-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following Persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Bright Scholar Education Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), the issuer of the Shares (as defined below) that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Excellence Education Investment Limited, a limited liability company organized and existing under the laws of the British Virgin Islands (“Parent”); (c) Bright Education Mergersub Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”); (d) Mr. Hongru Zhou, chairperson of the board of directors of the Company (“Mr. Zhou”); (e) Mr. Ruolei Niu, Chief Executive Officer of the Company (“Mr. Niu”); (f) Ultimate Wise Group Limited, a limited liability company organized and existing under the laws of the British Virgin Islands (“Ultimate Wise”); (g) Sure Brilliant Global Limited, a limited liability company organized and existing under the laws of the British Virgin Islands (“Sure Brilliant”); (h) Wisdom Avenue Global Limited, a limited liability company incorporated under the laws of the British Virgin Islands (“Wisdom Avenue”); (i) Waterflower Investment Ltd., a limited liability company incorporated under the laws of the British Virgin Islands (“Waterflower Investment”); (j) Noble Pride Global Limited, a limited liability company incorporated under the laws of the British Virgin Islands (“Noble Pride”); (k) Yeung Family Trust V, an irrevocable discretionary trust established under the laws of Jersey (“Yeung Family Trust”); (l) TMF Trust (HK) Limited, a limited liability company incorporated under the laws of Hong Kong (“TMF Trust”); and (m) Ms. Huiyan Yang, the sole shareholder of Sure Brilliant. Filing Persons (b) through (m) are collectively referred to herein as the “Buyer Group.” Filing Persons (h) and (i) are collectively referred to herein as the “Sponsors.”

The Items specified by Schedule 13E-3, with page references to the locations where the information required by such Items can be found, are enumerated beginning on page 77  of this Transaction Statement.

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SUMMARY

This summary, together with the “Questions and Answers about the Merger” below, highlights selected information contained in the remainder of this Transaction Statement. This summary does not contain all of the information that may be important to an Unaffiliated Security Holder (as defined below) of the Company. Unaffiliated Security Holders should read this entire Transaction Statement and the other documents to which this Transaction Statement refers for a more complete understanding of the Merger (as defined below) and the related transactions and how they affect Unaffiliated Security Holders.

The terms “we,” “us,” “our” and the “Company” as used in this Transaction Statement refer to Bright Scholar Education Holdings Limited and/or its direct and indirect subsidiaries as the context may require. The term “Board” refers to the board of directors of the Company. The term “Special Committee” refers to a special committee of independent, disinterested directors of the Company that was formed by the Board. The term “Unaffiliated Security Holders” is used in this Transaction Statement as such term is defined in Rule 13e-3(a)(4) under the Exchange Act, and refers to holders of Shares and ADSs (each as defined below) other than the Buyer Group, and directors and executive officers of the Company and of members of the Buyer Group. The terms “person” or “Person” refer to a natural person, a partnership, a corporation, a limited liability company, a business trust, a joint share company, a trust, an unincorporated association, a joint venture, a governmental entity or another entity or organization. References to “dollars”, “$” and “US$” in this Transaction Statement are to U.S. dollars and references to “RMB” in this Transaction Statement are to Renminbi, the lawful currency of the People’s Republic of China (the “PRC” or “China”).

The Parties Involved in the Merger

The Company

The Company is a global premier education service company, which primarily provides quality international education service to global students and equip them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education.

The Company’s principal executive offices are located at Suites 6-7, The Turvill Building Old Swiss, 149 Cherry Hinton Road Cambridge, England, CB1 7BX, United Kingdom. The principal phone number is +44 12-2334-1303. The Company’s registered office in the Cayman Islands is located at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

The Company is the issuer of ordinary shares which, as of the date of the Merger Agreement (as defined below), consisted of (i) Class A ordinary shares, with a par value of US$0.00001 per share, in the share capital of the Company, each carrying one (1) vote per share (each, a “Class A Ordinary Share,” and collectively, the “Class A Ordinary Shares”), including the Class A Ordinary Shares represented by American depositary shares of the Company, each of which represents four (4) Class A Ordinary Shares (the “ADSs”), (ii) Class B ordinary shares, with a par value of US$0.00001 per share, in the share capital of the Company, each carrying twenty (20) votes per share (each, a “Class B Ordinary Share,” and collectively, the “Class B Ordinary Shares,” and together with the Class A Ordinary Shares, the “Shares” and each, a “Share”).

For a more complete description of the Company’s business, history, and organizational structure, please see the Company’s Annual Report on Form 20-F for the fiscal year ended August 31, 2024 filed with the SEC on December 13, 2024 (the “Company’s Annual Report”), which is incorporated by reference herein. See “Where You Can Find More Information” for instructions on obtaining a copy of the Company’s Annual Report.

Parent

Parent is a company organized and existing under the laws of the British Virgin Islands and wholly owned by Noble Pride. Sure Brilliant has entered into the Rollover Agreement (as defined below) with Parent and Merger Sub, pursuant to which Sure Brilliant has irrevocably agreed to contribute the Shares that it holds to Merger Sub prior to the Closing (as defined below) in exchange for newly issued ordinary shares of Parent. Ultimate Wise and Merger Sub have entered into the Ultimate Wise SPA (as defined below), pursuant to which Ultimate Wise has irrevocably agreed to transfer the Shares that it holds to Merger Sub prior to the Closing for nominal value. Upon completion of these transactions, Merger Sub will directly hold 5,451,559 Class A Ordinary Shares and 87,590,000 Class B Ordinary Shares immediately prior to the Effective Time (as defined below), collectively representing approximately 98.56% of the voting power of the Shares exercisable in a general meeting of the Company in aggregate.

Parent is a holding company holding all equity interest in Merger Sub and upon completion of the transactions contemplated under the Merger Agreement (as defined below), including the Merger (as defined below), will own all equity interest in the Surviving Company. The principal business address and telephone number of Parent are No.1, Country Garden Road, Beijiao Town, Shunde District, Foshan Guangdong, F4, 528300, +86 757 2666 2233. The registered office of Parent is located at the offices of Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands.

Merger Sub

Merger Sub is an exempted company with limited liability incorporated under the laws of the Cayman Islands and wholly owned by Parent. Merger Sub is a holding company formed solely for the purpose of completing the transactions contemplated under the Merger Agreement, including the Merger. Merger Sub will directly hold 5,451,559 Class A Ordinary Shares and 87,590,000 Class B Ordinary Shares immediately prior to the Effective Time. The principal business address and telephone number of Merger Sub are 3303B2, 33/F, The Centrium, 60 Wyndham Street, Central, Hong Kong, +852 25632001. The registered office of Merger Sub is located at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

Ms. Huiyan Yang and Sure Brilliant

Ms. Huiyan Yang is the director and the sole shareholder of Sure Brilliant. Ms. Huiyan Yang is a citizen of Hong Kong (SAR), China.

Sure Brilliant is a company organized and existing under the laws of the British Virgin Islands, which is principally an investment holding vehicle. The business address and telephone number of Ms. Huiyan Yang are No.1, Country Garden Road, Beijiao Town, Shunde District, Foshan, Guangdong 528300, China, +86 757 2666 2233. The principal business address and telephone number of Sure Brilliant are No.1, Country Garden Road, Beijiao Town, Shunde District Foshan, Guangdong, F4, 528300, +86 757 2666 2233. The registered office of Sure Brilliant is located at the offices of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, British Virgin Islands.

Ultimate Wise

Ultimate Wise is a company organized and existing under the laws of the British Virgin Islands, which is principally an investment holding vehicle and is wholly owned by Noble Pride. The principal business address and telephone number of Ultimate Wise are No.1, Country Garden Road, Beijiao Town, Shunde District, Foshan, Guangdong, F4, 528300, +86 757 2666 2233. The registered office of Ultimate Wise is located at the offices of Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands.

Mr. Zhou and Wisdom Avenue

Mr. Zhou is the chairperson of the board of directors of the Company. Mr. Zhou is a citizen of Hong Kong (SAR), China.

Wisdom Avenue is an investment holding vehicle and a company organized and existing under the laws of the British Virgin Islands. Mr. Zhou is the sole shareholder of Wisdom Avenue. The business address and telephone number of Mr. Zhou are Suites 6-7, The Turvill Building Old Swiss, 149 Cherry Hinton Road, Cambridge, England, Cb1 7bx, United Kingdom, +44 12 2334 1303. The principal business address and telephone number of Wisdom Avenue are 3303B2, 33/F, The Centrium, 60 Wyndham Street, Central, Hong Kong, +852 25632001. The registered office of Wisdom Avenue is located at the offices of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

Mr. Niu and Waterflower Investment

Mr. Niu is the Chief Executive Officer of the Company. Mr. Niu is a citizen of Hong Kong (SAR), China.

Waterflower Investment is an investment holding vehicle and a company organized and existing under the laws of the British Virgin Islands. Mr. Niu is the sole shareholder of Waterflower Investment. The business address and telephone number of Mr. Niu are Suites 6-7, The Turvill Building Old Swiss, 149 Cherry Hinton Road, Cambridge, England, Cb1 7bx, United Kingdom, +44 12 2334 1303. The principal business address and telephone number of Waterflower Investment are 3303B2, 33/F, The Centrium, 60 Wyndham Street, Central, Hong Kong, +852 25632001. The registered office of Waterflower Investment is located at the offices of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

Noble Pride

Noble Pride is a company organized and existing under the laws of the British Virgin Islands, which is principally an investment holding vehicle. The principal business address and telephone number of Noble Pride are Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands, +852 31888333.

Yeung Family Trust

Yeung Family Trust is an irrevocable discretionary trust established under the laws of Jersey. The principal business of the trustee of the Yeung Family Trust is trustee services. The principal business address and telephone number of Yeung Family Trust are 31/F, Tower Two, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong, +852 31888333.

TMF Trust

TMF Trust, the trustee of the Yeung Family Trust, is a company organized and existing under the laws of Hong Kong, with its principal business in trustee services. The principal business address and telephone number of TMF Trust are 31/F, Tower Two, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong, +852 31888333.

The Merger Agreement and the Plan of Merger

On October 13, 2025, the Company, Parent and Merger Sub entered into an agreement and plan of merger (the “Merger Agreement”), which includes a plan of merger required to be filed with the Registrar of Companies of the Cayman Islands substantially in the form attached as Exhibit A to the Merger Agreement (the “Plan of Merger”). Following satisfaction of the conditions under the Merger Agreement, Merger Sub will be merged with and into the Company (the “Merger”) through a “short-form” merger between a parent company and one of its subsidiary companies (as those terms are defined in the Companies Act (As Revised) of the Cayman Islands (as amended, modified, or re-enacted from time to time, the “Cayman Islands Companies Act”)) in accordance with Part XVI and in particular Section 233(7) of the Cayman Islands Companies Act, with the Company continuing as the surviving company (as defined in the Cayman Islands Companies Act, the “Surviving Company”) resulting from the Merger.

The following summary describes the material terms of the Merger Agreement, including the Plan of Merger, but does not purport to describe all of the terms of the Merger Agreement and is qualified in its entirety by reference to the complete text of the Merger Agreement, which is attached to this Transaction Statement as Exhibit (d)(1). Unaffiliated Security Holders should read the Merger Agreement and the Plan of Merger in their entirety because they, and not this Transaction Statement, are the legal documents that govern the Merger.

The Merger

At the effective time of the Merger (the “Effective Time”), Merger Sub will be merged with and into the Company through a statutory “short-form” merger, being a merger between a parent company and a subsidiary company, in accordance with Part XVI and in particular Section 233(7) of the Cayman Islands Companies Act. We expect the Merger to take place soon after 20 days following the date of the mailing or distribution of this Transaction Statement to the Company’s shareholders, or such later date as may be required to comply with Rule 13e-3 under the Exchange Act and all other applicable laws, after all the closing conditions to the Merger have been satisfied or waived in accordance with the Merger Agreement. Following the Effective Time of the Merger, ADSs will no longer be listed on the New York Stock Exchange (the “NYSE”), and the Company will cease to be a publicly traded company and will be a privately held, direct wholly owned subsidiary of Parent.

Merger Consideration

Under the terms of the Merger Agreement and the Plan of Merger, at the Effective Time, (i) each Share issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares (as defined below), Shares represented by ADSs and Dissenting Shares (as defined below)) will be cancelled in exchange for the right to receive US$0.575 in cash per Share without interest (subject to adjustment as described below) (the “Per Share Merger Consideration”); (ii) each ADS issued and outstanding immediately prior to the Effective Time (other than ADSs representing the Excluded Shares), together with the underlying Shares represented by such ADSs, will be cancelled in exchange for the right to receive US$2.30 in cash per ADS without interest (subject to adjustment as described below) (the “Per ADS Merger Consideration,” and together with the Per Share Merger Consideration, the “Merger Consideration”) (less US$5.00 for each 100 ADSs (or portion thereof) cancellation fees pursuant to the terms of the deposit agreement (the “Deposit Agreement”), dated as of May 17, 2017, by and among the Company, The Bank of New York Mellon as depositary for ADSs (the “Depositary”), and all beneficial owners and holders from time to time of ADSs issued thereunder).

The Merger Consideration and Option Consideration (as defined below) will be adjusted appropriately to reflect the effect of any share split, reverse share split, share dividend (including any dividend or other distribution of securities convertible into Shares or ADSs, as applicable), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the Shares or ADSs, as applicable, effectuated after the date of the Merger Agreement and prior to the Effective Time (but excluding any change that results from any exercise of Company Options to purchase Shares), and to provide the holders of Shares and ADSs with the same economic effect as contemplated by the Merger Agreement prior to such event and as so adjusted will, from and after the date of such event, be the Per Share Merger Consideration, Per ADS Merger Consideration or Option Consideration, as applicable (the “Consideration Adjustment”).

The “Excluded Shares” are, collectively, Shares (including Shares represented by ADSs) (a) beneficially owned by the Buyer Group and any of their respective affiliates, (b) held by the Company or any subsidiary of the Company or held in the Company’s treasury, if any, and (c) held by the Depositary, the Company or the Company’s representatives, and reserved for issuance, settlement and allocation upon exercise or vesting of Company Options.

Treatment of Company Options

At the Effective Time, the Company will terminate the 2017 Share Incentive Plan and 2024 Share Incentive Plan adopted by the Company on December 15, 2017 and January 18, 2024 respectively (collectively, the “Company Equity Plan”) and any relevant award agreements entered into under the Company Equity Plan.

At the Effective Time, each option to purchase Shares granted under the Company Equity Plan in accordance with the terms thereof (each, a “Company Option,” and collectively, the “Company Options”) that is vested, outstanding and unexercised immediately prior to the Effective Time will be cancelled in exchange for an amount of cash (the “Option Consideration”) equal to (i) the excess, if any, of (A) the Per Share Merger Consideration over (B) the exercise price per Share of such Company Option, multiplied by (ii) the number of Shares underlying such Company Option (assuming such holder exercises such vested Company Option in full immediately prior to the Effective Time), which amount will be paid as promptly as practicable following the Effective Time (but in any event no later than the next regularly scheduled employee payroll date of such holder) by the Surviving Company; provided that if the exercise price of any such Company Option is equal to or greater than the Per Share Merger Consideration, such Company Option will be cancelled without any payment therefor; provided further that each Company Option that is vested, outstanding and unexercised immediately prior to the Effective Time may be cancelled without any consideration with written consent by the holder of such Company Option.

Each Company Option unvested or otherwise not exercisable immediately prior to the Effective Time shall be cancelled for nil consideration.

Treatment of Dissenting Shares

All Shares that are issued and outstanding immediately prior to the Effective Time and that are held by shareholders of the Company who will have validly delivered and not effectively withdrawn a Dissent Notice (as defined below), or have not otherwise lost their rights to dissent from the Merger, or dissenter rights, in accordance with Section 238 of the Cayman Islands Companies Act (collectively, the “Dissenting Shares,” and holders of the Dissenting Shares collectively, the “Dissenting Shareholders”) will be cancelled and cease to exist at the Effective Time and the Dissenting Shareholders will not be entitled to receive the Per Share Merger Consideration and will instead upon serving a valid notice of dissent under Section 238(5) of the Cayman Islands Companies Act be entitled to receive only the payment of the fair value of such Dissenting Shares held by them determined in accordance with the provisions of Section 238 of the Cayman Islands Companies Act.

Each shareholder who wishes to exercise its right to dissent from the Merger and seek a fair value appraisal for its Dissenting Shares under Section 238(1) of the Cayman Islands Companies Act (the “Dissent Right”) must, (i) within 7 days of the date on which the Plan of Merger is given to such shareholder, give to the Company its written objection to the Merger (each, a “Written Objection”), in accordance with Sections 238(2) and (3) of the Cayman Islands Companies Act, and (ii) deliver a written notice (each, a “Dissent Notice”) to the Company in accordance with Section 238(5) of the Cayman Islands Companies Act within 20 days immediately following the date on which such shareholder has received from the Company a written notice of the filing of the Plan of Merger with the Registrar of Companies of the Cayman Islands by the Company. The provisions of Sections 238(6) to 238(16) of the Cayman Islands Companies Act will apply to the treatment of each Dissenting Share in relation to which a valid Dissent Notice has been served.

All Shares held by Dissenting Shareholders who have not validly exercised, or who have effectively withdrawn or lost their Dissent Rights pursuant to the Merger Agreement and Section 238 of the Cayman Islands Companies Act will thereupon not be deemed to be Dissenting Shares and will be deemed to have been cancelled and cease to exist as of the Effective Time, and will be converted at the later of (i) the Effective Time, and (ii) the occurrence of such event, into the right to receive the Per Share Merger Consideration, without any interest thereon.

Representations and Warranties

The Merger Agreement contains representations and warranties made by the Company to Merger Sub and Parent and representations and warranties made by Merger Sub and Parent to the Company as of specific dates. The statements embodied in those representations and warranties were made for purposes of the Merger Agreement and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the terms of the Merger Agreement. In addition, some of those representations and warranties may be subject to a contractual standard of materiality different from that generally applicable to Unaffiliated Security Holders, and may have been made for the principal purposes of establishing the circumstances in which a party to the Merger Agreement may have the right not to close the Merger if the representations and warranties of the other parties prove to be untrue due to a change in circumstance or otherwise and allocating risks between the parties to the Merger Agreement rather than establishing matters as facts. Moreover, the representations and warranties made by the Company were qualified by reference to (a) the public disclosures and filings made by the Company with the SEC prior to the date of the Merger Agreement, other than in “risk factors” or any language in such filings to the extent they are cautionary, predictive or forward-looking in nature, in each case, other than specific factual information contained therein, and (b) any information of which any members of the Buyer Group or their respective affiliates or Representatives (as defined below) has knowledge, or should have knowledge after due inquiry, prior to the date of the Merger Agreement. “Representatives” means, with respect to any person, such person’s directors, officers, employees, consultants, financial advisors, accountants, legal counsel, investment bankers, and other agents, advisors and representatives of such person, and their respective subsidiaries.

Many of the representations and warranties in the Merger Agreement made by the Company are qualified as to “materiality” or “Material Adverse Effect.” For purposes of the Merger Agreement, a “Material Adverse Effect” means any change, effect, development, circumstance, condition, state of facts, event or occurrence (“Effect”) that, individually or in the aggregate with all other Effects, is or would reasonably be expected to be materially adverse to the business, financial condition, assets, liabilities or results of operations of the Company and its subsidiaries taken as a whole; provided, however, that no Effects arising out of, relating to or resulting from any of the following will be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur: (i) changes in the financial, credit or other securities or capital markets, or in general economic, business, regulatory, legislative or political conditions, (ii) changes in generally accepted accounting principles in the United States (“GAAP”) or regulatory accounting requirements or any interpretation or enforcement thereof after the date of the Merger Agreement, (iii) changes, effects or circumstances affecting the industries or markets in which the Company and its subsidiaries operate, (iv) any adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation, or other change in any applicable law of or by any governmental entity, (v) geopolitical conditions, acts of God, any outbreak or escalation of war or major hostilities, any act of sabotage or terrorism, natural or man-made disasters, pandemic, epidemic or other public health crises, other force majeure events or other comparable events or outbreaks, including any worsening of such conditions thereof, (vi) any announcement, disclosure, pendency or consummation of the Merger Agreement or the transactions contemplated by the Merger Agreement and the Plan of Merger (the “Transactions”), or the identity of the parties thereto, including any initiation of shareholder litigation or any other legal proceeding relating to the Merger Agreement or the Transactions, or any impact thereof on relationships, contractual or otherwise, with customers, employees, suppliers, distributors, contractors, lenders, investors, partners or similar parties with whom the Company or any of its subsidiaries has any relationship (in each case, resulting from the consummation of the Transactions, or the public announcement or disclosure of the Merger Agreement or the Transactions, or the identity of the parties thereto), (vii) any action taken by the Company or any of its subsidiaries at the request or with the consent of any members of the Buyer Group or any of their respective affiliates or otherwise contemplated or permitted by the Merger Agreement, the Ultimate Wise SPA, the Rollover Agreement, the Subscription Agreement and the Limited Guarantees (each as defined below and collectively, the “Transaction Documents”), (viii) the failure by the Company or any of its Subsidiaries to take any action at the request or with the consent of any members of the Buyer Group or any of their respective affiliates, (ix) any breach of the Transaction Documents by any members of the Buyer Group or any of their respective affiliates, (x) any failure to meet any internal or public projections, plans, forecasts, guidance, estimates, milestones, budgets or internal or published predictions of revenue, earnings, cash flow or cash position for any period, (xi) any decline in the market price, or change in trading volume, of the capital stock of the Company, or (xii) any change or prospective change in the Company’s credit ratings; provided, further, that Effects set forth in clauses (i) and (iii) above may be taken into account in determining whether a “Material Adverse Effect” has occurred or would reasonably be expected to occur if and to the extent such Effects individually or in the aggregate have a materially disproportionate impact on the Company and its subsidiaries, taken as a whole, relative to the other participants in the principal industries and geographic markets in which the Company and its subsidiaries conduct their businesses (in which case the incremental materially disproportionate impact or impacts may be taken into account in determining whether there has been a Material Adverse Effect).

The representations and warranties made by the Company to Merger Sub and Parent include representations and warranties relating to, among other matters:

●	the due organization, valid existence and good standing of the Company and its subsidiaries, and authority of the Company and its subsidiaries to carry on their respective businesses;

●	the capitalization of the Company, including with respect to the number and type of Shares, and grant of the Company Options in material compliance with all applicable laws, the terms and conditions of the Company Equity Plan, the rules and regulations of the NYSE;

●	the Company’s corporate power and authority to execute, deliver, and perform its obligations under the Merger Agreement and to consummate the Transactions, and the enforceability of the Merger Agreement against the Company;

●	the determination by the Special Committee that the Merger Agreement, the Plan of Merger and the consummation of the Transactions are in the best interest of the Company and the Unaffiliated Security Holders, the recommendation by the Special Committee that the Board approve the Merger Agreement, the Plan of Merger and the Transactions, and the approval by the Board of the Merger Agreement, the Plan of Merger and the consummation of the Transactions (collectively, the “Company Recommendation”);

●	the absence of required consents or approvals relating to the Company’s execution and delivery of the Merger Agreement and consummation of the Transactions, other than certain enumerated consents and filings;

●	the absence of certain violations, breaches or defaults under certain contracts, organizational documents and law, in each case arising out of the Company’s execution and delivery of the Merger Agreement and consummation of the Transactions;

●	the Company’s SEC filings since May 18, 2017 and their accuracy and compliance with the applicable provisions of the Sarbanes-Oxley Act of 2002 and other applicable rules and regulations of the SEC;

●	the Company’s internal control over financial reporting and disclosure controls and procedures;

●	the preparation of the Company’s audited and unaudited financial statements filed with or furnished to the SEC since May 18, 2017, in accordance with GAAP and their fair presentation, in all material respects, of the consolidated financial position, results of operations, shareholders’ equity, and cash flows of the Company;

●	the absence, as of the date of the Merger Agreement, of any unresolved written comments from the SEC staff with respect to any documents filed or furnished by the Company or any inquiry or information request from the SEC staff as to matters materially affecting the Company that has not been adequately addressed;

●	the absence of certain undisclosed liabilities;

●	the compliance with applicable laws and NYSE rules and regulations, and the possession of and compliance with material permits applicable to the Company and its subsidiaries;

●	the conduct by the Company of its business in the ordinary course consistent with past practice and the absence of any Material Adverse Effect since August 31, 2024;

●	the absence of legal proceedings and governmental orders against the Company or its subsidiaries or their respective assets;

●	the maintenance of the Company Equity Plan in compliance with applicable law, with no payments due, no benefit increases, and no acceleration of payments or vesting resulting from the execution of the Merger Agreement or consummation of the Transactions;

●	the accuracy of the information supplied by the Company for inclusion in the Company’s Schedule 13E-3 to be filed with the SEC;

●	the receipt by the Special Committee of a fairness opinion from Kroll, LLC (“Duff & Phelps”);

●	the absence of any broker’s or finder’s fees, other than to Duff & Phelps as the Company’s financial advisor; and

●	the acknowledgement by Parent and Merger Sub as to the absence of any other representations and warranties by the Company to Parent and Merger Sub, other than the representations and warranties made by the Company in the Merger Agreement.

The representations and warranties made by Merger Sub and Parent to the Company include representations and warranties relating to, among other matters:

●	their due organization, existence and good standing;

●	the capitalization of Parent and Merger Sub, Parent’s ownership of Merger Sub, and absence of prior activities;

●	the due execution, delivery and performance by Parent and Merger Sub of the Merger Agreement and the enforceability of the Merger Agreement against them;

●	the absence of required consents or approvals relating to Parent’s or Merger Sub’s execution and delivery of the Merger Agreement and consummation of the Transactions, other than certain enumerated consents and filings;

●	the absence of certain violations, breaches or defaults under certain contracts, organizational documents and law, in each case arising out of Parent’s or Merger Sub’s execution and delivery of the Merger Agreement and consummation of the Transactions;

●	matters relating to the Subscription Agreement, the Rollover Agreement, the Ultimate Wise SPA and sufficiency of funding to finance the consummation of the Merger and the other Transactions;

●	the execution, delivery and enforceability of the limited guarantees, executed by Mr. Zhou and Mr. Niu, respectively, in favor of the Company and dated as of the date of the Merger Agreement, to guarantee the due and punctual performance and discharge of certain payment obligations of Parent under the Merger Agreement (collectively, the “Limited Guarantees”);

●	the absence of legal proceedings or governmental orders against Parent or Merger Sub;

●	the accuracy of the information supplied by or on behalf of any members of the Buyer Group or their respective affiliates or Representatives for inclusion in the Company’s Schedule 13E-3 to be filed with the SEC;

●	the absence of any broker’s or finder’s fees based on arrangements made by or on behalf of Parent, Merger Sub or any of their subsidiaries or affiliates;

●	the solvency of the Surviving Company and no intention of Parent and Merger Sub to hinder, delay or defraud either present or future creditors;

●	the ownership of Shares by members of the Buyer Group and their respective affiliates;

●	the absence of certain undisclosed agreements (i) between any members of the Buyer Group or their respective affiliates that relate to the Transactions, (ii) between any members of the Buyer Group or any of their affiliates, on the one hand, and any of the Company’s or its subsidiaries’ directors, officers, employees or shareholders (excluding any members of the Buyer Group), on the other hand, that relate to the Transactions, (iii) pursuant to which any holder of Shares or ADSs would be entitled to receive consideration of a different amount or nature than the Per Share Merger Consideration or the Per ADS Merger Consideration, or (iv) pursuant to which any person has agreed to provide equity capital to Parent, Merger Sub or the Company to finance in whole or in part the Merger or other Transactions;

●	the independent investigation of the Company and its subsidiaries by Parent and Merger Sub; and

●	the non-reliance by Parent and Merger Sub on any estimates, projections, forecasts, plans and budget information provided by the Company.

Conduct of Business Pending the Merger

The Company has agreed that, between the date of the Merger Agreement and the earlier of the Effective Time or the termination of the Merger Agreement, except (a) as required, permitted or contemplated by the Transaction Documents, (b) as required by applicable law, or (c) as consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), the Company will and will cause its subsidiaries to (i) conduct its business in all material respects in the ordinary course of business and use commercially reasonable efforts to preserve substantially intact its business organization, and maintain in all material respects its existing relations with customers and suppliers; and (ii) use commercially reasonable efforts to keep available the services of their current key officers and key employees.

Between the date of the Merger Agreement and the earlier of the Effective Time or the termination of the Merger Agreement, except (a) as required, permitted or contemplated by the Transaction Documents, (b) as required by applicable law, or (c) as consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), the Company will not, and will not permit any of its subsidiaries to:

●	issue, sell, pledge, terminate, dispose of, grant an encumbrance on, or authorize any of the foregoing actions with respect to, any share capital or other ownership interests of the Company or any of its subsidiaries, or any agreement, contract or instrument amounting to control over, or enabling control of, the Company or any of its subsidiaries, or rights of any kind to acquire any share capital or other ownership interest of the Company or any of its subsidiaries, other than in connection with (A) the issuance of Shares upon the exercise of any Company Options in accordance with their respective terms, (B) the withholding of securities of the Company to satisfy tax obligations with respect to Company Options, (C) the acquisition by the Company of its securities in connection with the forfeiture of Company Options, (D) the acquisition by the Company of its securities in connection with the net exercise of Company Options in accordance with the terms thereof, or (E) any transaction between or among the Company and its direct or indirect wholly owned subsidiaries;

●	sell, pledge, dispose of, grant an encumbrance on, or authorize any of the foregoing actions with respect to, any material assets of the Company or any of its subsidiaries with a value or purchase price (including the value of assumed liabilities) in excess of US$1,000,000, except in the ordinary course of business or pursuant to contracts that are in force as of the date of the Merger Agreement;

●	declare, set aside, make or pay any dividend or other distribution, payable in cash, share, property or otherwise, with respect to any of its share capital, except for dividends or other distributions by any of the Company’s direct or indirect wholly owned subsidiaries to the Company or any of its other wholly owned subsidiaries;

●	reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its share capital, other than the purchase of Shares to satisfy obligations under the Company Equity Plan, including the withholding of Shares in connection with the exercise of Company Options in accordance with their respective terms;

●	acquire any corporation, partnership, other business organization or any division thereof or any material amount of assets, in any single transaction or related series of transactions, for consideration in excess of US$1,000,000, except for acquisitions pursuant to contracts that are in force as of the date of the Merger Agreement;

●	incur any indebtedness or otherwise become liable for any indebtedness, in each case, with an amount in excess of US$1,000,000 in a single transaction or related series of transactions, other than (A) in the ordinary course of business and consistent with past practices, (B) any indebtedness under existing credit facilities or other contracts as in effect on the date hereof, or (C) any indebtedness between the Company and its subsidiaries, or between two or more subsidiaries of the Company;

●	other than expenditures incurred in the ordinary course of business or necessary to maintain assets in good repair consistent with the past practice, authorize, or make any commitment with respect to, any single capital expenditure which is in excess of US$1,000,000;

●	engage in the conduct of any new line of business material to the businesses of the Company and its subsidiaries, taken as a whole;

●	make any changes with respect to accounting policies or procedures materially affecting the reported consolidated assets, liabilities or results of operations of the Company and its subsidiaries, except as required by changes in GAAP or law;

●	settle any litigation, suit, claim, action, proceeding or investigation of or against the Company or any subsidiaries of the Company before a governmental entity, other than (A) in the ordinary course of business, (B) settlements requiring the Company and its subsidiaries to pay monetary damages not exceeding US$1,000,000, (C) settlements not involving the admission of any wrongdoing by the Company or any of its subsidiaries, (D) proceedings to enforce the terms of the Transaction Documents, or (E) proceedings in connection with the Transaction Documents and the transactions contemplated thereby;

●	enter into, amend, modify or consent to the termination of any material contract, or waive the Company’s or any of its subsidiaries’ material rights thereunder, other than in the ordinary course of business and consistent with past practice;

●	make or change any material tax election, file any materially amended tax return, enter into any material closing agreement with respect to taxes, settle or finally resolve any material controversy with respect to taxes or materially change any method of tax accounting, in each case except as required by applicable law;

●	fail to use its commercially reasonable efforts to make in a timely manner any filings with the SEC required under the Securities Act of 1933 or the Exchange Act; or

●	agree or enter into any binding agreement or otherwise make a binding commitment, to do any of the foregoing.

No Solicitation

Subject to certain exceptions, from the date of the Merger Agreement until the earlier of the Effective Time or the termination of the Merger Agreement, the Company will, and will cause each of its subsidiaries and instruct each of their respective Representatives acting in such capacity, (i) to cease any solicitation, encouragement, discussions or negotiations with any persons that may be ongoing in furtherance or for the purpose of encouraging or facilitating a Competing Proposal (as defined below); (ii) not to release any third party from, or waive any provisions of, any confidentiality or standstill agreement to which the Company is a party with respect to any Competing Proposal; and (iii) not to (A) solicit, initiate, knowingly encourage or facilitate, each with the intent to induce the making of any Competing Proposal; (B) enter into or continue any discussions or negotiations with the intent of encouraging a Competing Proposal, or furnish to any other person any non-public information with the intent of encouraging a Competing Proposal; or (C) approve, endorse or recommend any Competing Proposal or authorize or execute or enter into any letter of intent, option agreement, agreement or agreement in principle contemplating or otherwise relating to a Competing Proposal (other than a confidentiality agreement that contains terms that are no less favorable in the aggregate to the Company than those contained in the confidentiality requirements under the Merger Agreement).

Subject to certain exceptions, neither the Board (acting at the direction of the Special Committee) nor the Special Committee may take any action or make any recommendation or public statement in connection with a tender offer or exchange offer other than a recommendation against such offer.

Notwithstanding the foregoing restrictions, if, at any time on or after the date of the Merger Agreement and prior to the Closing, the Company or any of its Representatives receives a Competing Proposal from any person or group of persons, which Competing Proposal did not arise or result from the Company’s breach of the Merger Agreement, if the Special Committee has determined in good faith, after consultation with its independent financial advisor and outside legal counsel as it considers (in its sole discretion) as appropriate or desirable, that such Competing Proposal constitutes or could reasonably be expected to result in a Superior Proposal (as defined below) or that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law, then the Board or the Special Committee may directly or indirectly through the Representatives of the Company (A) furnish, pursuant to a confidentiality agreement entered into by and between the Company and such person or group of persons who has made such Competing Proposal which contains terms that are no less favorable in the aggregate to the Company than those contained in the confidentiality requirement under the Merger Agreement, information (including non-public information) with respect to the Company and its subsidiaries to the person or group of persons who has made such Competing Proposal, (B) engage in or otherwise participate in discussions or negotiations with the person or group of persons making such Competing Proposal, and (C) communicate with the person or group of persons who has made such Competing Proposal to clarify and understand the terms and conditions thereof and to notify such person or group of persons of the restrictions contemplated by the Merger Agreement.

The Company has agreed to notify Parent promptly (but in no event later than 48 hours) after its receipt of any written Competing Proposal, any written request for nonpublic information relating to the Company or any of its subsidiaries by any person that informs the Company or any of its subsidiaries that it is considering making, or has made, a Competing Proposal, any written inquiry from any person seeking to have discussions or negotiations with the Company or any of its subsidiaries relating to a possible Competing Proposal, or any material change to any terms of a Competing Proposal previously disclosed to Parent. Such notice will be in writing and will indicate the identity of the person making the Competing Proposal, inquiry or request and will include copies of such written Competing Proposal, inquiry or request. The Company agrees that it and its subsidiaries will not enter into any confidentiality agreement with any person subsequent to the date of the Merger Agreement which prohibits it from providing any information to Parent in accordance with the Merger Agreement.

For purposes of the Merger Agreement, a “Competing Proposal” means any proposal or offer from any person (other than members of the Buyer Group) or “group,” within the meaning of Section 13(d) of the Exchange Act, relating to, in a single transaction or series of related transactions, any (i) acquisition of assets of the Company and its subsidiaries equal to 20% or more of the Company’s consolidated assets or to which 20% or more of the Company’s revenues or earnings on a consolidated basis are attributable; (ii) acquisition of 20% or more of the outstanding Shares (including Shares represented by ADSs); (iii) tender offer or exchange offer that, if consummated, would result in any person beneficially owning 20% or more of the outstanding Shares (including Shares represented by ADSs); (iv) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its subsidiaries which, in the case of a merger, consolidation, share exchange or business combination, would result in any person acquiring assets, individually or in the aggregate, constituting 20% or more of the Company’s consolidated assets or to which 20% or more of the Company’s revenues or earnings on a consolidated basis are attributable; or (v) any combination of the foregoing; in each case, other than the Transactions.

Notwithstanding the foregoing restrictions, prior to the closing of the Merger (the “Closing”), the Board (acting at the direction of the Special Committee) or the Special Committee may change, withhold, withdraw, qualify or modify, or resolve to change, withhold, withdraw, qualify or modify, in a manner may be adverse to Parent or Merger Sub, any recommendation or approval that the Board or the Special Committee has previously made or resolved (a “Change in Recommendation”), and/or terminate the Merger Agreement to enter into an Alternative Acquisition Agreement (as defined below) in response to a Competing Proposal not solicited in violation of the provisions of the Merger Agreement, if the Special Committee has determined in good faith, after consultation with its independent financial advisor and outside legal counsel as it considers (in its sole discretion) as appropriate or desirable, that (i) failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable law or (ii) such Competing Proposal constitutes a Superior Proposal; provided that (A) the Board (or any committee thereof, including the Special Committee) has notified Parent in writing at least 5 business days before taking such action of its intention of taking such action (which notice will include, to the extent not previously provided, the identity of the third party making the relevant Superior Proposal and a copy of the most current version of such Superior Proposal, the relevant proposed transaction agreements and any financing commitments relating thereto, if available to the Board, and a written summary of the material terms of such Superior Proposal to the extent not made in writing); and (B) during such 5 business day period, if requested by Parent in writing, the Special Committee will, and will cause its Representatives to, negotiate with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of the Merger Agreement so that the relevant Competing Proposal ceases to constitute a Superior Proposal, and (C) following the end of such notice period, the Special Committee determines in good faith, after consultation with its independent financial advisor and outside legal counsel as the Special Committee considers (in its sole discretion) as appropriate or desirable, that the Competing Proposal would continue to constitute a Superior Proposal if such revisions proposed by Parent in writing were to be given effect; provided, further, that in the event of any material change to any material term of the Competing Proposal giving rise to the notice of recommendation change provided in clause (A), the Company, in each case, has delivered to Parent an additional notice consistent with that described in clause (A) above and the notice period in clause (A) has recommenced and the conditions in clauses (B) and (C) have occurred again, except that the notice period will be at least 3 business days rather than a period for at least 5 business days otherwise contemplated by clause (A) above.

For purposes of the Merger Agreement, (i) a “Superior Proposal” means any bona fide written Competing Proposal that the Board (acting at the direction of the Special Committee) or the Special Committee determines in good faith judgment, after consultation with its independent financial advisor and outside legal counsel as it considers as appropriate or desirable, and taking into account such factors as the Special Committee considers appropriate, which may include the legal, financial, regulatory and other aspects of the proposal and the person making the proposal, is more favorable to the Company and the Company’s shareholders (other than holders of the Excluded Shares) than the Transactions (taking into account, as the case may be, any revisions to the terms of the Merger Agreement proposed by Parent in writing in response to such proposal pursuant to the Merger Agreement prior to the time of determination); provided that for purposes of the definition of “Superior Proposal,” the references to “20%” in the definition of Competing Proposal shall be deemed to be references to “50%;” provided, further, that any such offer shall not be deemed to be a “Superior Proposal” if any financing required to consummate the transaction contemplated by such proposal is not then fully committed to the person making such proposal and non-contingent; and (ii) an “Alternative Acquisition Agreement” means any letter of intent, memorandum of understanding, acquisition agreement, merger agreement or other similar agreement (other than a confidentiality agreement that contains terms that are no less favorable in the aggregate to the Company than those contained in the confidentiality requirements under the Merger Agreement) (A) constituting or that would reasonably be expected to lead to any Competing Proposal or (B) requiring the Company to abandon, terminate or fail to consummate the Merger and the other transactions contemplated by the Merger Agreement.

Notwithstanding anything to the contrary under the Merger Agreement, prior to the Closing, the Board (acting at the direction of the Special Committee) or the Special Committee may effect a Change in Recommendation and/or authorize the Company to terminate the Merger Agreement (other than in response to a Superior Proposal) (such a termination, the “Intervening Event Termination”) if and only if (i) any development, fact, event, change, effect, occurrence or circumstance that was not known to, or, if known, the consequences of which were not reasonably foreseeable by, the Special Committee prior to execution of the Merger Agreement, that becomes known to the Board or the Special Committee after execution of the Merger Agreement and prior to the Closing (an “Intervening Event”); provided that in no event will the following developments or changes in circumstances constitute an Intervening Event: (x) the receipt, existence, or terms of a Competing Proposal or any matter relating thereto or (y) any change in the price of the Shares or the ADSs (provided that the exception to this clause (y) will not apply to the underlying causes giving rise to or contributing to such change or prevent any of such underlying causes from being taken into account in determining whether an Intervening Event has occurred), (ii) the Board (acting at the direction of the Special Committee) or the Special Committee has first reasonably determined, in good faith after consultation with its outside legal counsel, that failure to do so would reasonably be expected to be inconsistent with its fiduciary duties under applicable law, (iii) at least 5 business days have elapsed since the Company has given notice of such Intervening Event Termination to Parent advising that it intends to take such action, which notice will contain information about the Intervening Event in reasonable detail, (iv) during such 5 business day period, the Special Committee has considered in good faith and, if requested by Parent in writing, engaged in good faith discussions with Parent regarding, any revisions to the Merger Agreement proposed in writing by Parent, and (v) the Board (acting at the direction of the Special Committee) or the Special Committee, following such notice period, again has determined in good faith, after consultation with such independent financial advisor and outside legal counsel as the Special Committee considers (in its sole discretion) as appropriate or desirable, that failure to do so would reasonably be expected to be inconsistent with its fiduciary duties under applicable law in light of the Intervening Event.

Directors’ and Officers’ Indemnification and Insurance

The Surviving Company will, and Parent will cause the Surviving Company to, for a period of 6 years after the Effective Time (and until such later date as of which any matter covered hereby commenced during such 6 year period has been finally disposed of), honor and fulfill in all respects the obligations of the Company and each of its subsidiaries to the extent permissible under applicable law, the organizational or governing documents of the Company and such subsidiary, in each case, as in effect on the date of the Merger Agreement and any indemnification or other similar agreements in effect on the date thereof (the “Indemnification Agreements”) to the individuals entitled to indemnification, exculpation and/or advancement of expenses under such organizational or governing documents or Indemnification Agreements (including each member of the Special Committee and each other present and former director and officer of the Company, and any individual who becomes a director or officer of the Company or any of its subsidiaries prior to the Effective Time) (the “Covered Persons”) arising out of or relating to actions or omissions in their capacity as such occurring at or prior to the Effective Time, including in connection with the consideration, negotiation and approval of the Merger Agreement and the Transactions.

Parent will, and will cause the Surviving Company to: (i) indemnify and hold harmless each Covered Person against and from any costs or expenses (including attorneys’ fees and reasonable out-of-pocket expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened litigation, suit, claim, action, proceeding or investigation, whether civil, criminal, administrative or investigative, to the extent such litigation, suit, claim, action, proceeding or investigation arises out of or pertains to, in whole or in part: (A) the fact that a Covered Person is or was a director, officer or employee of the Company or any of its subsidiaries or any of their respective predecessors or is or was serving at the request of the Company or any of its subsidiaries or any of their respective predecessors as an officer, director, employee, fiduciary or agent of another enterprise, (B) any action or omission or alleged action or omission in such Covered Person’s capacity as such or other fiduciary in the Company or any of its subsidiaries at or prior to the Effective Time, or (C) the Merger Agreement and any of the Transactions; and (ii) pay in advance of the final disposition of any such litigation, suit, claim, action, proceeding or investigation the expenses (including attorneys’ fees and reasonable out-of-pocket expenses) of any Covered Person. Parent and the Surviving Company (x) will not be liable for any settlement effected without their prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned); (y) will not have any obligation under the Merger Agreement to any Covered Person to the extent that a court of competent jurisdiction determines in a final and non-appealable order that such indemnification is prohibited by applicable law, in which case the Covered Person will promptly refund to Parent or the Surviving Company the amount of all such expenses theretofore advanced pursuant thereto (unless such court orders otherwise); and (z) will not settle or compromise or consent to the entry of any judgment or otherwise seek termination with respect to any litigation, suit, claim, action, proceeding or investigation of a Covered Person for which indemnification may be sought unless such settlement, compromise, consent or termination includes an unconditional release of such Covered Person from all liability arising out of such litigation, suit, claim, action, proceeding or investigation and does not include any admission of liability with respect to such Covered Person or such Covered Person consents in writing.

The organizational and governing documents of the Surviving Company will contain provisions no less favorable to the intended beneficiaries with respect to exculpation and indemnification of liability and advancement of expenses than are set forth in the organizational and governing documents of the Company as in effect on the date of the Merger Agreement, and the Surviving Company will, and Parent will cause the Surviving Company to, procure that such provisions not be amended, repealed or otherwise modified for a period of 6 years from the Effective Time in any manner, unless such modification is required by applicable law. From and after the Effective Time, any agreement of any Covered Person with the Company or any of its subsidiaries regarding exculpation or indemnification of liability or advancement of expenses will be assumed by the Surviving Company, will survive the Merger and will continue in full force and effect in accordance with its terms.

For a period of 6 years after the Effective Time (and until such later date as of which any matter covered hereby commenced during such 6 year period has been finally disposed of), Parent will cause to be maintained in effect the current policies of directors’ and officers’ liability insurance (provided that Parent may substitute therefor policies with reputable and financially sound carriers of at least the same coverage and amounts containing terms and conditions which are no less advantageous with respect to claims arising from or related to facts or events which occurred at or before the Effective Time); provided that Parent is not obligated to make annual premium payments for such insurance to the extent such premiums exceed 300% of the annual premiums paid as of the date of the Merger Agreement by the Company for such insurance (such 300% amount, the “Base Premium”); provided, further, that if such insurance coverage cannot be obtained at all, or can only be obtained at an annual premium in excess of the Base Premium, Parent will maintain the most advantageous policies of directors’ and officers’ insurance obtainable for an annual premium equal to the Base Premium; provided, further, that if the Company in its sole discretion elects, then, in lieu of the foregoing insurance, effective as of the Effective Time, the Company may purchase a directors’ and officers’ liability insurance “tail” or “runoff” insurance program for a period of 6 years from and after the Effective Time with respect to wrongful acts and/or omissions committed or allegedly committed at or prior to the Effective Time (such coverage will have an aggregate coverage limit over the term of such policy in an amount not to exceed the annual aggregate coverage limit under the Company’s existing directors’ and officers’ liability policy, and in all other respects will be no less advantageous than such existing coverage); provided, further, that the annual premium may not exceed the Base Premium.

Certain Additional Covenants

The Merger Agreement also contains covenants of the Company, on the one hand, and Merger Sub and Parent, on the other hand, relating to, among other matters:

●	the filing of this Transaction Statement with the SEC and cooperation in response to any comments from the SEC with respect to this Transaction Statement;

●	reasonable access by Parent and its authorized Representatives to the Company’s contracts, books, records, senior management, offices and other facilities and properties;

●	notification of certain matters in connection with the Transactions;

●	commercially reasonable efforts of the parties to take, or cause to be taken, all appropriate actions, and do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the Transactions;

●	consultation with respect to press releases relating to the Merger Agreement and the Transactions;

●	dealing with takeover statutes;

●	actions by Parent and Merger Sub;

●	participation in litigation relating to the Merger Agreement and the Transactions;

●	delisting of ADSs from the NYSE and the termination of the registration of the Shares and ADSs under the Exchange Act;

●	actions taken at the direction, consent or acquiescence of members of the Buyer Group;

●	resignation of the directors of the Company and its subsidiaries designated by Parent;

●	no amendments to the Ultimate Wise SPA, the Rollover Agreement, the Subscription Agreement and the Limited Guarantees; and

●	equity financing under the Subscription Agreement.

Conditions to the Merger

The respective obligations of the Company, Merger Sub and Parent to effect the Merger are subject to the satisfaction on or prior to the date of the Closing of the following conditions (any or all of which may be waived in whole or in part by Parent, Merger Sub and the Company (at the direction of the Special Committee), as the case may be, to the extent permitted by applicable law and the Merger Agreement):

●	no law, statute, rule or regulation having been enacted or promulgated by any governmental entity of competent jurisdiction (in a jurisdiction material to the business of the Company or Parent) which prohibits or makes illegal the consummation of the Transactions;

●	no order or injunction of any governmental entity of competent jurisdiction (in a jurisdiction material to the business of the Company or Parent) being in effect which prevents the consummation of the Transactions in any material respect; and

●	not less than 20 days (or such later date as may be required to comply with Rule 13e-3 under the Exchange Act and all other applicable laws) having elapsed following the date when this Transaction Statement is first mailed to the Company’s shareholders.

The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver (in writing) by Parent on or prior to the closing date of each of the following additional conditions:

●	(i) the representations and warranties of the Company relating to corporate organization, capitalization, authorization, approval and enforceability of the Merger Agreement, and brokers or finders being true and correct in all respects (except for de minimis inaccuracies), and (ii) the other representations and warranties of the Company in the Merger Agreement being true and correct (without regard to any qualification as to materiality or Material Adverse Effect included therein), except where such failures to be true and correct do not and would not be reasonably expected to constitute a Material Adverse Effect, in each case as of the date of the Merger Agreement and as of the closing date, with the same force and effect as if made on and as of such date (other than representations and warranties that by their terms address matters only as of a specified time, which is true and correct only as of such time);

●	Company having performed or complied in all material respects with all covenants, agreements or obligations required to be performed or complied with by it under the Merger Agreement at or prior to the Effective Time;

●	Company having delivered to Parent a certificate, dated the closing date, signed by a director or a senior executive officer of the Company, certifying as to the satisfaction of the conditions above; and

●	since the date of the Merger Agreement, no Material Adverse Effect having occurred and be continuing.

The obligations of the Company to effect the Merger are also subject to the satisfaction or waiver (in writing) by the Company on or prior to the closing date of each of the following additional conditions:

●	the representations and warranties of Parent and Merger Sub relating to corporate organization and purposes, capitalization, authorization and enforceability of the Merger Agreement, and brokers or finders being true and correct in all respects (without regard to any qualification as to materiality included therein), and (ii) the other representations and warranties of Parent and Merger Sub in the Merger Agreement being true and correct in all material respects (without regard to any qualification as to materiality included therein), in each case as of the date of the Merger Agreement and as of the closing date, with the same force and effect as if made on and as of such date (other than representations and warranties that by their terms address matters only as of a specified time, which is true and correct only as of such time);

●	Parent and Merger Sub having performed or complied in all material respects with all agreements and obligations required to be performed or complied with by them under the Merger Agreement at or prior to the Effective Time; and

●	Parent having delivered to the Company a certificate, dated the closing date, signed by a director of Parent, certifying as to the satisfaction of the conditions above.

Termination of the Merger Agreement

The Merger Agreement may be terminated and the Transactions may be abandoned only at any time prior to the Effective Time and only as follows:

●	by mutual written consent of Parent and the Company (acting at the direction of the Special Committee);

●	by either Parent or the Company (acting at the direction of the Special Committee), if the Effective Time has not occurred by 11:59 PM, Beijing time on July 13, 2026 (the “End Date”); provided that this right to terminate the Merger Agreement will not be available to any party whose failure (or, in the case of Parent, the failure of Parent or Merger Sub) to fulfill any of its obligations under the Merger Agreement has been a primary cause of, or resulted in, the failure of the Merger to be consummated by the End Date or the applicable condition(s) being satisfied;

●	by either the Company (acting at the direction of the Special Committee) or Parent, if a governmental entity of competent jurisdiction has issued a final, non-appealable order in each case having the effect of preventing or prohibiting the consummation of the Transactions; provided that this right to terminate the Merger Agreement will not be available to any party if the issuance of such final, non-appealable order was primarily due to such party’s failure (or, in the case of Parent, the failure of Parent or Merger Sub) to comply with any provision of the Merger Agreement in any material respect, provided further that the party seeking to terminate the Merger Agreement has used such standard of efforts as may be required under the Merger Agreement to prevent, oppose and remove such restraint, injunction or other prohibition;

●	by either Parent or the Company (acting at the direction of the Special Committee), if there has been a breach by the other party of any representation, warranty, covenant or agreement set forth in the Merger Agreement, which breach or failure would result in the corresponding closing condition regarding accuracy of such defaulting party’s representations and warranties or compliance with covenants not being satisfied, and such breach or failure of a condition is not curable prior to the End Date, or if curable prior to the End Date, has not been cured prior to the earlier of (x) expiration of a 30 calendar day period commencing on the receipt of notice thereof by the defaulting party from the non-defaulting Party stating the non-defaulting Party’s intention to terminate the Merger Agreement and the basis of such termination, and (y) the End Date; provided that the Merger Agreement may not be terminated by any party if such party is then in material breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement and such breach would result in any closing conditions to Parent and Merger Sub (in the case of the Company) or to the Company (in the case of Parent) not being satisfied;

●	by Parent, if the Board or the Special Committee has effected a Change in Recommendation (other than a Change in Recommendation relating to an Intervening Event);

●	by the Company in response to a Competing Proposal; provided that, substantially concurrently with or immediately after such termination of the Merger Agreement, the Company enters into an Alternative Acquisition Agreement;

●	by the Company if (i) all of the conditions for Parent and Merger Sub to effect the Merger have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing that at such time could be taken), (ii) the Company has confirmed by written notice to Parent that all conditions for the Company to effect the Merger have been satisfied, or that it is willing to waive any unsatisfied condition for the Company to effect the Merger, and that the Company is ready, willing and able to complete the Merger, and (iii) Parent and Merger Sub have failed to effect the Closing within 10 business days following Parent’s receipt of the written notice from the Company (a “Parent Failure to Close Termination Event”).; or

●	by the Company as a result of an Intervening Event Termination.

Termination Fees

In the event that the Merger Agreement is terminated by (i) Parent in the case of a breach by the Company that would result in the closing conditions regarding accuracy of the Company’s representations and warranties or compliance with covenants not being satisfied; (ii) Parent if the Board or the Special Committee has effected a Change in Recommendation (other than a Change in Recommendation relating to an Intervening Event); (iii) the Company in response to a Competing Proposal, provided that, substantially concurrently with or immediately after such termination of the Merger Agreement, the Company enters into an Alternative Acquisition Agreement; or (iv) the Company as a result of an Intervening Event Termination, the Company will pay, or cause to be paid, to Parent or one or more of its designees an amount in cash equal to $1,000,000 (the “Company Termination Fee”).

In the event that the Merger Agreement is terminated by the Company (i) in the case of a breach by Parent or Merger Sub that would result in the closing conditions regarding accuracy of Parent and Merger Sub’s representations and warranties or compliance with covenants not being satisfied, Parent will pay or cause to be paid, to Company or one or more of its designees, an amount in cash equal to $2,000,000, (ii) in the event the Company terminates the Merger Agreement upon a Parent Failure to Close Termination Event and notifies Parent in writing that it elects not to seek specific performance, Parent will pay or cause to be paid, to Company or one or more of its designees, an amount in cash equal to $2,500,000 (the amount payable pursuant to clauses (i) and (ii), as applicable, the “Parent Termination Fee”)

All expenses incurred in connection with the Merger Agreement and the Transactions will be paid by the party incurring such expenses, except that, if the Company fails to pay the Company Termination Fee, or Parent fails to pay the Parent Termination Fee, when due and in accordance with the Merger Agreement, the Company or Parent, as the case may be, will reimburse the other party for reasonable costs and expenses actually incurred or accrued by the other party (including fees and expenses of counsel) in connection with the related collection and enforcement, together with interest on such unpaid Company Termination Fee or Parent Termination Fee.

Amendment

The Merger Agreement may be amended, modified and supplemented, by written agreement of Parent, Merger Sub and the Company (acting at the direction of the Special Committee). The Merger Agreement may not be amended except by an instrument in writing signed on behalf of each of the Company, Merger Sub and Parent.

Remedies and Limitations on Liability

The parties to the Merger Agreement may be entitled to specific performance of the terms and provisions of the Merger Agreement, including the parties’ obligations to consummate the Merger, and to seek an injunction or injunctions to prevent breaches of the Merger Agreement by the other parties and, in the case of the Company (acting upon the direction of the Special Committee), to seek an injunction or injunctions, specific performance or other equitable relief to enforce Parent’s and/or Merger Sub’s obligations to consummate the Closing, in addition to any other remedy available at law or in equity.

Other than rights of specific performance that Parent may be entitled to, in the event that the Company fails to effect the Closing or otherwise breaches the Merger Agreement or fails to perform thereunder, in each case other than as a result of fraud or willful breach of the Company, then Parent’s right to terminate the Merger Agreement and receive the Company Termination Fee and, if applicable, certain reimbursement and interest in connection with collection of the Company Termination Fee will be the sole and exclusive remedy of Parent and Merger Sub for any loss or damage suffered as a result of any such breach or failure to perform or other failure of the Merger to be consummated.

Other than rights of specific performance that the Company may be entitled to, in the event that Parent or Merger Sub fails to effect the Closing or otherwise breaches the Merger Agreement or fails to perform thereunder, in each case other than as a result of fraud or willful breach of Parent or Merger Sub, then the Company’s right to terminate the Merger Agreement and receive the Parent Termination Fee and the guarantee of such obligations pursuant to the Limited Guarantees, and, if applicable, to receive certain reimbursement and interest in connection with collection of the Parent Termination Fee, will be the sole and exclusive remedies of the Company or any of its subsidiaries for any loss or damage suffered as a result of any such breach or failure to perform or other failure of the Merger to be consummated.

Subscription Agreement

Pursuant to the subscription agreement entered into by and among Parent and the Sponsors, dated October 13, 2025 (the “Subscription Agreement”), and attached hereto as Exhibit (d)(2), the Sponsors have agreed, on the terms and subject to the conditions set forth therein, to subscribe for ordinary shares of Parent for an aggregate purchase price of US$14,736,235.70, which will be used to fund the aggregate Merger Consideration and Option Consideration, and all other amounts required to be paid by Parent and Merger Sub in connection with the consummation of the Merger and the other Transactions upon the terms and conditions contemplated by the Merger Agreement, in addition to all related fees and expenses associated therewith. The consummation of the issuance and subscription of ordinary shares of Parent is conditioned upon (i) the satisfaction or due waiver of the conditions to Parent’s and Merger Sub’s obligations to consummate the Merger under the Merger Agreement (other than any conditions that by their nature are to be satisfied at the Closing), and (ii) the substantially simultaneous funding by each Sponsor of its portion of the purchase price; provided that the failure by a Sponsor to funds its portion will not limit Parent or the Company’s ability to enforce the payment obligations of the other Sponsor.

The Subscription Agreement and the Sponsors’ payment obligations thereunder will terminate automatically upon the earlier to occur of (i) the consummation of the issuance and subscription of ordinary shares of Parent under the Subscription Agreement, or (ii) the valid termination of the Merger Agreement in accordance with its terms, except that if any claim or proceeding has been commenced by the Company to seek specific performance of the obligations of Parent and Merger Sub to effect the Closing pursuant to the Merger Agreement, then the Subscription Agreement shall survive until the earlier of (a) the full discharge by Parent and Merger Sub of all their obligations under the Merger Agreement, if a final, non-appealable judgment from a court of competent jurisdiction in respect of such claim or proceeding determines that Parent and Merger Sub are required to fulfill such obligations, or (b) the withdrawal or final dismissal by a court of competent jurisdiction of such claim or proceeding.

The Company is an express third-party beneficiary of the Subscription Agreement, and if the Company has obtained an order of specific performance pursuant to the terms and subject to the conditions in the Merger Agreement, the Company has a right to cause the Sponsors to perform their payment obligations under the Subscription Agreement.

Limited Guarantees

Concurrently with the execution of the Merger Agreement, Mr. Zhou and Mr. Niu each entered into a Limited Guarantee, dated October 13, 2025, attached hereto as Exhibits (d)(3) and (d)(4), respectively, under which Mr. Zhou has guaranteed in favor of the Company 76.85%, and Mr. Niu has guaranteed in favor of the Company 23.15%, of Parent’s obligation to pay (i) the termination fee payable by Parent, if and when required under the Merger Agreement, and (ii) the reimbursement obligations of Parent pursuant to the terms of the Merger Agreement, provided that in no event shall the aggregate liability of Mr. Zhou and Mr. Niu exceed their respective guaranteed percentages of Parent’s obligation. Each Limited Guarantee will terminate on the earliest of (a) the Effective Time, (b) the termination of the Merger Agreement in accordance with its terms under circumstances in which none of the guaranteed obligations are payable, (c) payment in full of all guaranteed obligations under the Limited Guarantees, and (d) 120 days after any termination of the Merger Agreement in accordance with its terms under circumstances in which Parent would be obligated to pay the termination fee if the Company has not commenced a legal proceeding against Parent or Merger Sub or against Mr. Zhou or Mr. Niu, as applicable, for payment of any guaranteed obligations by such date, provided that if the Company has commenced such legal proceeding by such date, such Limited Guarantee shall terminate upon either (x) a final, non-appealable resolution of such claim and payment of the obligations, if applicable, and (y) a written agreement terminating the Limited Guarantee.

Rollover Agreement

Pursuant to that certain rollover agreement, dated October 13, 2025, by and among Parent, Merger Sub and Sure Brilliant (the “Rollover Agreement”), and attached hereto as Exhibit (d)(5), Sure Brilliant has agreed, subject to the terms and conditions of the Rollover Agreement, to contribute the Shares it holds to Merger Sub prior to the Closing in exchange for newly issued ordinary shares of Parent.

The Company is an express third-party beneficiary of certain provisions of the Rollover Agreement, and is entitled to specific performance of certain terms thereof (in addition to any other available remedy at law or in equity). The consummation of the contribution by Sure Brilliant of the Shares it holds is subject to the satisfaction in full (or waiver) of each of the conditions to Parent’s and Merger Sub’s obligations to consummate the Merger (other than those to be satisfied at the Closing). Subject to the foregoing, the closing of the contribution will take place prior to the Closing. The Rollover Agreement will terminate upon the earlier to occur of (a) the consummation of the closing of the contribution, and (b) the valid termination of the Merger Agreement in accordance with its terms, subject to certain exceptions set forth in the Rollover Agreement.

Ultimate Wise SPA

Pursuant to that certain share transfer agreement, dated October 13, 2025, by and between Ultimate Wise and Merger Sub (the “Ultimate Wise SPA”), and attached hereto as Exhibit (d)(6), Ultimate Wise has agreed, subject to the terms and conditions of the Ultimate Wise SPA, to transfer the Shares it holds to Merger Sub prior to the Closing for nominal value.

The Company is an express third-party beneficiary of certain provisions of the Ultimate Wise SPA, and is entitled to specific performance of certain terms thereof (in addition to any other available remedy at law or in equity). The consummation of the transfer by Ultimate Wise of the Shares it holds is subject to the satisfaction in full (or waiver) of each of the conditions to Parent’s and Merger Sub’s obligations to consummate the Merger (other than those to be satisfied at the Closing). Subject to the foregoing, the closing of the transfer will take place prior to the Closing. The Ultimate Wise SPA will terminate upon the earlier to occur of (a) the consummation of the closing of the transfer, and (b) the valid termination of the Merger Agreement in accordance with its terms, subject to certain exceptions set forth in the Ultimate Wise SPA.

No Shareholder Vote Required to Authorize the Plan of Merger and the Merger

Merger Sub will hold at least 90% of the total voting power in the Company prior to the Effective Time pursuant to the Rollover Agreement and Ultimate Wise SPA, and accordingly the Merger will be a “short-form” merger between a parent company and one of its subsidiary companies (as those terms are defined in the Cayman Islands Companies Act) in accordance with Part XVI and in particular Section 233(7) of the Cayman Islands Companies Act. A “short-form” merger does not require the vote or approval of shareholders of either the Company or Merger Sub if a copy of the Plan of Merger is given to every registered shareholder of the Company unless such shareholder agrees otherwise. Therefore, the shareholders of the Company will not have the opportunity to vote on the Merger.

Dissenters’ or Appraisal Rights

As the Merger will constitute a “short-form” merger pursuant to section 233(7) of the Cayman Islands Cayman Islands Companies Act, no shareholder vote on the Merger will take place.

On March 11, 2025, the Judicial Committee of the Privy Council (the “Court”) delivered a judgment (Changyou.com Limited v Fourworld Global Opportunities Fund Ltd and 7 others (11 March 2025 [2025] UKPC 12) in which the Court determined that Dissent Rights are available in a “short-form” merger notwithstanding the lack of statutory procedure by which such rights might be exercised in the Cayman Islands Companies Act as enacted by holding that Section 238 of the Cayman Islands Companies Act must be “read” as to allow Dissent Rights in a “short-form” merger (the “Judgment”).

To give effect to the right for any Dissenting Shareholder to exercise its Dissent Rights and to seek a fair value appraisal for its Dissenting Shares under Section 238(1) of the Cayman Islands Companies Act:

(a)	the Company shall cause a form of final version of the Plan of Merger to be delivered to each registered shareholder of the Company in accordance with Section 233(7) of the Cayman Islands Companies Act;

(b)	a shareholder who wishes to exercise its Dissent Right must, immediately after and in any event within 7 days of the date on which the Plan of Merger is given to the shareholder, give to the Company its Written Objection, in accordance with Sections 238(2) and (3) of the Cayman Islands Companies Act;

(c)	within 20 days immediately following the date on which the Plan of Merger is filed with the Registrar of Companies of the Cayman Islands, the Company shall give a written notice of the filing of the Plan of Merger with the Registrar of Companies of the Cayman Islands by the Company (the “Notification of Filing”) to each shareholder who has made a Written Objection pursuant to sub-paragraph (b) above;

(d)	each such shareholder who elects to dissent may do so by delivering a Dissent Notice to the Company in accordance with Section 238(5) of the Cayman Islands Companies Act, within 20 days immediately following the date on which the Notification of Filing is given;

(e)	the provisions of Sections 238(6) to 238(16) of the Cayman Islands Companies Act shall apply to the treatment of each Dissenting Share in relation to which a valid Dissent Notice has been served.

In line with the procedure set forth above, shareholders who elect to exercise Dissent Rights will have the right to receive payment of the fair value of their Shares in accordance with Section 238 of the Cayman Islands Companies Act if the Merger is consummated, but only if they (i) give to the Company, within 7 days of the date on which the Plan of Merger is given to such shareholder, a Written Objection in accordance with Sections 238(2) and (3) of the Cayman Islands Companies Act, and (ii) deliver a Dissent Notice to the Company in accordance with Section 238(5) of the Cayman Islands Companies Act within 20 days immediately following the date on which such shareholder has received from the Company the Notification of Filing. The fair value of your Shares as determined in accordance with the provisions of Section 238 of the Cayman Islands Companies Act could be more than, the same as, or less than the Merger Consideration you would receive pursuant to the Merger Agreement and Plan of Merger if you do not exercise Dissent Right with respect to your Shares.

ADS HOLDERS WILL NOT HAVE THE RIGHT TO DISSENT FROM THE MERGER AND RECEIVE PAYMENT OF THE FAIR VALUE OF THE CLASS A ORDINARY SHARES UNDERLYING THEIR ADSS. THE ADS DEPOSITARY WILL NOT EXERCISE OR ATTEMPT TO EXERCISE ANY DISSENT RIGHT WITH RESPECT TO ANY OF THE CLASS A ORDINARY SHARES THAT IT HOLDS, EVEN IF AN ADS HOLDER REQUESTS THE ADS DEPOSITARY TO DO SO. ADS HOLDERS WISHING TO EXERCISE DISSENT RIGHTS MUST SURRENDER THEIR ADSS TO THE ADS DEPOSITARY, PAY THE ADS DEPOSITARY’S FEES REQUIRED FOR THE CANCELATION OF THE ADSS, AND PROVIDE INSTRUCTIONS FOR THE REGISTRATION OF THE CORRESPONDING CLASS A ORDINARY SHARES AND BECOME REGISTERED HOLDERS OF SUCH CLASS A ORDINARY SHARES WITHIN SEVEN DAYS AFTER DELIVERY OF THE PLAN OF MERGER TO THE ADS DEPOSITARY (AS THE REGISTERED HOLDER OF EACH CLASS A ORDINARY SHARE THAT IS REPRESENTED BY ADSS). THEREAFTER, SUCH FORMER ADS HOLDERS MUST COMPLY WITH THE PROCEDURES AND REQUIREMENTS FOR EXERCISING DISSENT RIGHTS WITH RESPECT TO THE CLASS A ORDINARY SHARES AS SET OUT IN THE MERGER AGREEMENT AND PLAN OF MERGER AND OTHERWISE UNDER SECTION 238 OF THE CAYMAN ISLANDS COMPANIES ACT. IF THE MERGER IS NOT CONSUMMATED, THE COMPANY WILL CONTINUE TO BE A PUBLIC COMPANY IN THE UNITED STATES AND ADSS WILL CONTINUE TO BE LISTED ON THE NYSE. THE SHARES ARE NOT LISTED AND CANNOT BE TRADED ON ANY STOCK EXCHANGE OTHER THAN THE NYSE, AND IN SUCH CASE ONLY IN THE FORM OF ADSS. AS A RESULT, IF A FORMER ADS HOLDER HAS CONVERTED HIS, HER OR ITS ADSS TO SHARES IN ORDER TO EXERCISE DISSENT RIGHT AND THE MERGER IS NOT CONSUMMATED AND SUCH FORMER ADS HOLDER WISHES TO BE ABLE TO SELL HIS, HER OR ITS SHARES ON A STOCK EXCHANGE, SUCH FORMER ADS HOLDER WILL NEED TO DEPOSIT HIS, HER OR ITS SHARES INTO THE COMPANY’S ADS PROGRAM FOR THE ISSUANCE OF THE CORRESPONDING NUMBER OF ADSS, SUBJECT TO THE TERMS AND CONDITIONS OF APPLICABLE LAW AND THE DEPOSIT AGREEMENT, INCLUDING, AMONG OTHER THINGS, PAYMENT OF RELEVANT FEES OF THE ADS DEPOSITARY FOR THE ISSUANCE OF ADSS, APPLICABLE SHARE TRANSFER TAXES (IF ANY), AND RELATED CHARGES PURSUANT TO THE DEPOSIT AGREEMENT. FOR THE AVOIDANCE OF DOUBT, THE COMPANY WILL IN ALL CASES CONSIDER THE DATE ON WHICH THE PLAN OF MERGER IS DELIVERED TO THE ADS DEPOSITARY (AS THE REGISTERED HOLDER OF EACH CLASS A ORDINARY SHARE THAT IS REPRESENTED BY ADSS) TO BE THE FIRST DAY OF THE DISSENT PERIOD WITH REGARD TO ALL CLASS A ORDINARY SHARES REPRESENTED BY ADSS. ACCORDINGLY, TO THE EXTENT THAT ANY ADS HOLDER ELECTS TO SURRENDER ITS ADSS TO THE ADS DEPOSITARY SUBSEQUENT TO SUCH PLAN OF MERGER DELIVERY DATE, THE FIRST DAY OF THE DISSENT PERIOD WITH RESPECT TO SUCH CLASS A ORDINARY SHARES SHALL REMAIN THE DATE ON WHICH THE PLAN OF MERGER WAS DELIVERED TO THE ADS DEPOSITARY (AND, FOR SUCH PURPOSES, THE ACTUAL DATE ON WHICH SUCH ADS HOLDER BECOMES THE REGISTERED HOLDER OF THE RELEVANT CLASS A ORDINARY SHARES SHALL BE DISREGARDED).

You must send all notices including the Written Objection and the Dissent Notice to the Company at its executive offices at Suites 6-7 The Turvill Building Old Swiss, 149 Cherry Hinton Road, Cambridge, England, CB1 7BX, United Kingdom. The Company shall acknowledge receipt of any such notices. A notice will not be deemed received until the Company has provided a written confirmation of receipt.

The Written Objection to be delivered to the Company shall include a statement that the shareholder proposes to demand payment for all of his, her or its Shares if the Merger is approved by the shareholders of the Company.

The Dissent Notice to be delivered to the Company shall state (a) the shareholder’s name and address; (b) the number and classes of Shares in respect of which the shareholder dissents; and (c) a demand for payment of the fair value of all of the shareholder’s Shares.

A copy of Section 238 of the Cayman Islands Companies Act is attached to this Transaction Statement as Exhibit (f)(2) for the information of Unaffiliated Security Holders. Unaffiliated Security Holders are urged to seek their own advice on Part XVI of the Cayman Islands Companies Act from a licensed Cayman Islands law firm.

Purposes and Effects of the Merger

The purpose of the Merger is to enable Parent to acquire direct ownership of all of the outstanding equity capital in the Company which Parent does not beneficially own following completion of the transactions contemplated under the Rollover Agreement and Ultimate Wise SPA, and to cause the holders of Shares (other than the Excluded Shares, the Dissenting Shares and Shares represented by ADSs) and ADSs (other than ADSs representing the Excluded Shares) to be cashed out and obtain immediate liquidity. Parent will enjoy any future earnings and growth of the Company and bear the burden of any future losses of the Company. See “Special Factors — Reasons for the Merger and Position of the Special Committee and the Board,” “Special Factors — Buyer Group’s Purposes and Reasons for the Merger,” and “Item 6 — Purposes of the Transaction and Plans or Proposals” for additional information.

ADSs are currently listed on the New York Stock Exchange (the “NYSE”) under the symbol “BEDU.” Following the Effective Time, the Company will cease to be a publicly traded company and will instead be directly wholly owned by Parent. Following the completion of the Merger, the ADS program will terminate and ADSs will be de-listed from the NYSE. In addition, registration of ADSs and the underlying Shares under the Exchange Act will be terminated 90 days after the filing of Form 15 by the Company in connection with the completion of the Merger or such shorter period as may be determined by the SEC. Accordingly, the Company will no longer be required to file periodic reports with the SEC. See “Special Factors — Effects of the Merger on the Company” for additional information.

Plans for the Company After the Merger

Following the completion of the Merger, Parent will own 100% of the equity interests in the Surviving Company. The Buyer Group anticipates that the Surviving Company will continue to conduct its operations substantially as they are currently being conducted, except that it will cease to be a publicly traded company and will instead be a direct wholly owned subsidiary of Parent.

Following the completion of the Merger and the anticipated deregistration of the ADSs, the Surviving Company will no longer be subject to the Exchange Act or the compliance and reporting requirements of the NYSE, the related direct and indirect costs and expenses and may experience positive effects on profitability as a result of elimination of such costs and expenses.

Recommendation of the Special Committee to the Board

The Special Committee, after evaluating the proposed terms of the Merger and the related transactions with the assistance of independent financial and legal advisors, unanimously determined that the Merger Agreement and the Plan of Merger are fair to and in the best interests of the Company and Unaffiliated Security Holders, and unanimously determined that it is advisable for the Company to enter into the Merger Agreement and the Plan of Merger and consummate the transactions contemplated thereby and recommended that the Board authorize and approve the Merger Agreement and the Plan of Merger, the execution and delivery of which will be conclusive evidence of such approval, and the consummation of the transactions contemplated thereby, including the Merger. The Board (other than Mr. Zhou and Ms. Shuting Zhou who recused themselves from the Board meeting), acting on the unanimous recommendation of the Special Committee, determined that Merger Agreement and the Plan of Merger are fair to and in the best interests of the Company and Unaffiliated Security Holders and authorized and directed the execution, delivery, and performance of the Merger Agreement and the Plan of Merger and the consummation of the transactions contemplated thereby, including the Merger.

For a detailed discussion of the material factors considered (a) by the Special Committee in determining that the Merger Agreement and the Plan of Merger are fair to and in the best interests of the Company and Unaffiliated Security Holders and in recommending that the Board authorize and approve the Merger Agreement, the Plan of Merger, and the consummation of the transactions contemplated thereby, including the Merger and (b) by the Board (other than Mr. Zhou and Ms. Shuting Zhou who recused themselves from the Board meeting) in determining on behalf of the Company that the Merger Agreement and the Plan of Merger are fair to and in the best interests of the Company and Unaffiliated Security Holders and in authorizing and directing the execution, delivery, and performance of the Merger Agreement and the Plan of Merger and the consummation of the transactions contemplated thereby, including the Merger, please see “Special Factors — Reasons for the Merger and Position of the Special Committee and the Board” and “Special Factors — Primary Benefits and Detriments of the Merger.”

Position of the Buyer Group as to Fairness

Each member of the Buyer Group believes that the Merger is substantively and procedurally fair to Unaffiliated Security Holders. The belief is based upon the factors discussed under the caption “Special Factors — Position of the Buyer Group as to the Fairness of the Merger.” Members of the Buyer Group are making this statement solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act.

Financing of the Merger

The Company and the Buyer Group estimate that the total amount of funds necessary to complete the transactions contemplated by the Merger Agreement, including (i) the cash payment of the Merger Consideration to the holders of the Shares (other than the Excluded Shares, the Dissenting Shares and Shares represented by ADSs) and holders of the ADSs (other than ADSs representing the Excluded Shares), (ii) the cash payment of the Option Consideration to the eligible holders of Company Options, and (iii) payment of fees and expenses in connection with the Merger, is anticipated to be approximately US$17.2 million, assuming no exercise of Dissent Rights by shareholders of the Company. In calculating this amount, the Company and the Buyer Group did not consider the value of the Excluded Shares, which will be cancelled for no consideration pursuant to the Merger Agreement. The Buyer Group expects to fund this amount through cash contributions from the Sponsors of approximately US$14.74 million as contemplated by the Subscription Agreement, and payment by the Surviving Company and the Buyer Group of the fees and expenses incurred in connection with the Merger.

Opinion of the Special Committee’s Financial Advisor

The Special Committee retained Duff & Phelps to act as its financial advisor in connection with the Merger. On October 13, 2025, Duff & Phelps orally rendered to the Special Committee its opinion (which was subsequently confirmed in writing by delivery on the same date of Duff & Phelps’s written opinion addressed to the Special Committee) as to the fairness, from a financial point of view, of the Per Share Merger Consideration to be received by the holders of the Shares (other than the Excluded Shares, the Dissenting Shares and Shares represented by ADSs) and the Per ADS Merger Consideration to be received by the holders of ADSs (other than ADSs representing the Excluded Shares) pursuant to the Merger Agreement and the Plan of Merger, as of the date of such opinion, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken, and other matters considered by Duff & Phelps in preparing its opinion. See “Special Factors — Opinion of the Special Committee’s Financial Advisor.”

Share Ownership of the Company’s Directors and Executive Officers

The directors and executive officers of the Company beneficially owned an aggregate of 3,960,036 Shares (including Shares represented by ADSs and Shares that the person has the right to acquire within 60 days) as of the date of this Transaction Statement, representing 3.34% of the Company’s total outstanding Shares. See “Special Factors — Interests of Certain Persons in the Merger” and “Security Ownership of Certain Beneficial Owners and Management of the Company.”

Interests of the Company’s Directors and Executive Officers in the Merger

Aside from their interests as the shareholders of the Company, the Company’s directors and executive officers (including Mr. Zhou and Mr. Niu, who are members of the Buyer Group) have interests in the transactions contemplated in the Merger Agreement, including the Merger, that are different from the interests of Unaffiliated Security Holders. These interests include:

●	Mr. Zhou, the chairperson of the Board, and Mr. Niu, the Chief Executive Officer of the Company, are both members of the Buyer Group. Ms. Shuting Zhou, a director of the Company, also serves as a director of Merger Sub;

●	the beneficial ownership of equity interests in Parent to be obtained by Mr. Zhou and Mr. Niu through the Sponsors, which are their respective wholly owned subsidiaries;

●	continued indemnification rights, rights to advancement of fees, and directors and officers liability insurance that are required by the Merger Agreement to be provided by the Surviving Company to the existing directors and officers of the Company following the Effective Time;

●	the compensation of US$15,000 per month for the chairman of the Special Committee and US$12,000 per month for the other member of the Special Committee in exchange for each member’s services in such capacity; and

●	the planned continuation of service of the executive officers of the Company in positions that are substantially similar to their current positions, allowing them to benefit from remuneration arrangements with the Surviving Company.

The Special Committee and the Board were aware of these potential conflicts of interest and considered them, among other matters, in reaching their decisions with respect to the Merger Agreement, the Plan of Merger, and related matters. Prior to the execution of the Merger Agreement, there have been no discussions with the Company’s directors and executive officers (other than members of Special Committee) with respect to their compensation in connection with the Transactions or employment with the Surviving Company. See “Special Factors — Interests of Certain Persons in the Merger.”

Material U.S. Federal Income Tax Consequences

The receipt of cash pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local and other tax laws. See “Special Factors — Material U.S. Federal Income Tax Consequences.” The tax consequences of the Merger to a holder of the Shares or ADSs will depend upon that holder’s particular circumstances. Holders of the Shares or ADSs should consult their own tax advisors for a full understanding of the U.S. federal, state, local, foreign and other tax consequences of the Merger to them.

PRC Tax Consequences

The Company does not believe that it should be considered a resident enterprise under the PRC Enterprise Income Tax Law or that the gain recognized on the receipt of cash for Shares or ADSs should otherwise be subject to PRC tax to holders of such Shares or ADSs that are not PRC residents. However, there is uncertainty regarding whether the PRC tax authorities would deem the Company to be a resident enterprise. If the PRC tax authorities were to determine that the Company should be considered a resident enterprise, then gain recognized on the receipt of cash for Shares or ADSs pursuant to the Merger by holders of Shares or ADSs who are not PRC residents could be treated as PRC-source income that would be subject to PRC income tax at a rate of 10% in the case of enterprises or 20% in the case of individuals (subject to applicable tax treaty relief, if any), and, even in the event that the Company is not considered a resident enterprise, gain recognized on the receipt of cash for Shares or ADSs will be subject to PRC tax if the holders of such Shares or ADSs are PRC residents. Shareholders should consult their own tax advisor for a full understanding of the tax consequences of the Merger to them, including any PRC tax consequences. See “Special Factors — PRC Tax Consequences.”

Cayman Islands Tax Consequences

The Cayman Islands currently has no form of income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax. No taxes, fees or charges will be payable (either by direct assessment or withholding) to the government or other taxing authority in the Cayman Islands under the laws of the Cayman Islands in respect of the Merger or the receipt of cash for the Shares or ADSs under the terms of the Merger. This is subject to the qualification that (i) Cayman Islands stamp duty may be payable if any original transaction documents are brought into or executed in or produced before a court in the Cayman Islands (for example, for enforcement); (ii) registration fees will be payable to the Registrar of Companies of the Cayman Islands to register the Plan of Merger; and (iii) fees will be payable to the Cayman Islands Government Gazette Office to publish the notice of the Merger in the Cayman Islands Government Gazette. See “Special Factors — Cayman Islands Tax Consequences.”

Regulatory Matters

The Company and the Buyer Group do not believe that any material regulatory approvals, filings, or notices are required in connection with the Merger other than (i) the filings and notices required under the U.S. federal securities laws, (ii) the provision of the Plan of Merger to each registered shareholder of the Company as set out in the Merger Agreement and Plan of Merger and, in any event, at least 20 days prior to the Effective Time, (iii) the registration of the Plan of Merger and supporting documentation as specified in the Cayman Islands Companies Act with the Registrar of Companies of the Cayman Islands, (iv) the provision of a copy of the certificate of merger to the shareholders and creditors of each of the Company and Merger Sub, and (v) notification of the Merger being published in the Cayman Islands Government Gazette.

Litigation Related to the Merger

The Company and the Buyer Group are not aware of any legal proceedings challenging the Merger Agreement, the Plan of Merger, the Merger, or any of the related transactions.

Accounting Treatment of the Merger

Upon the completion of the Merger, the Company will no longer be a publicly traded company. The Merger is expected to be accounted for as a business combination in accordance with Accounting Standards Codification 805 “Business Combinations.”

Market Price of ADSs

On May 23, 2025, the last trading day prior to the Company’s receipt of the Proposal (as defined below) on May 26, 2025, the reported closing price of ADSs on the NYSE was US$1.56. The merger consideration of US$2.30 per ADS or US$0.575 per Share represents a premium of 47.4% over the closing price of US$1.56 per ADS on May 23, 2025 and premiums of approximately 39.4% and 35.9% to the volume-weighted average trading price of the ADSs during the last 30 days and 60 days, respectively, prior to and including May 23, 2025.

Fees and Expenses

All fees and expenses incurred in connection with the Merger Agreement, the Merger, and the related transactions will be paid by the party incurring such expenses whether or not the Merger is completed. See “Special Factors — Fees and Expenses.”

QUESTIONS AND ANSWERS ABOUT THE MERGER

The following questions and answers address briefly some questions Unaffiliated Security Holders may have regarding the Merger. These questions and answers may not address all questions that may be important to Unaffiliated Security Holders as holders of the Shares or ADSs. See the more detailed information contained elsewhere in this Transaction Statement and the documents referred to or incorporated by reference in this Transaction Statement.

Q: What is the Merger?

A:	The Merger is a going-private transaction pursuant to which Merger Sub will be merged with and into the Company, with the Company continuing as the Surviving Company resulting from the Merger. The Merger will be effected through a statutory “short-form” merger in accordance with Section 233(7) of the Cayman Islands Companies Act. After the Merger is completed, the Company will be a privately held company and all of its issued Shares will be owned directly by Parent. As a result of the Merger, ADSs will no longer be listed on the NYSE, and the Company will cease to be a publicly traded company.

Q: What consideration will I be entitled to receive in the Merger?

A:	If you own ADSs immediately prior to the Effective Time and are not a member of the Buyer Group and the Merger is completed, you will be entitled to receive the Per ADS Merger Consideration of US$2.30 in cash per ADS without interest (less applicable taxes, expenses and ADS Depositary fees (US$5.00 for each 100 ADSs (or portion thereof) cancellation fee)) in cash, without interest and net of any applicable withholding taxes, for each ADS you continue to own when the merger consideration is paid out by the ADS Depositary. The Company will pay any applicable fees, charges and expenses of the ADS Depositary in connection with the distribution of the merger consideration to you, other than the applicable ADS cancellation fees, which will be paid by you.

Each Share issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares, the Dissenting Shares and Shares represented by ADSs) will be cancelled in exchange for the right to receive the Per Share Merger Consideration of US$0.575 in cash per Share without interest and net of any applicable withholding taxes (subject to the Consideration Adjustment).

The Dissenting Shares will be cancelled and cease to exist at the Effective Time in accordance with Section 238(7) of the Cayman Islands Companies Act, and the holders of such Dissenting Shares will be entitled to receive only the payment of the fair value of their Dissenting Shares as determined by the court in accordance with the provisions of Section 238 of the Cayman Islands Companies Act.

See “Special Factors — Material U.S. Federal Income Tax Consequences,” “Special Factors — PRC Tax Consequences,” and “Special Factors — Cayman Islands Tax Consequences” for a description of the tax consequences of the Merger. Unaffiliated Security Holders should consult their own tax advisors for a full understanding of how the Merger will affect their U.S. federal, state, and local and PRC and other non-U.S taxes.

Q:	How will a holder of ADSs receive the net Per ADS Merger Consideration to which the holder is entitled after the Merger is completed?

A:	If you are not a member of the Buyer Group and you are a registered holder of ADSs that are evidenced by certificates, also referred to as American depositary receipts (“ADRs”), unless you have surrendered your ADRs to the ADS Depositary for cancellation prior to the Effective Time, upon your surrender of the ADRs (or an affidavit and indemnity for loss in lieu of the ADRs) together with a duly completed letter of transmittal (which will be supplied to you by the ADS Depositary after the Effective Time), the ADS Depositary will send you a check for the Per ADS Merger Consideration, without interest and net of the applicable ADS cancellation fee (US$5.00 for each 100 ADSs (or portion thereof) cancelled) and any applicable expenses and withholding taxes, for each ADS represented by the ADRs, in exchange for the cancellation of your ADRs after the completion of the Merger. If you are not a member of the Buyer Group and you hold your ADSs in uncertificated form (that is, without an ADR), unless you have surrendered your ADSs to the ADS Depositary for cancellation prior to the Effective Time, the ADS Depositary will automatically send you a check for the Per ADS Merger Consideration, without interest and net of the applicable ADS cancellation fee (US$5.00 for each 100 ADSs (or portion thereof) cancelled) and any applicable withholding taxes, in exchange for the cancellation of all of your ADSs after the completion of the Merger. In the event of a transfer of ownership of ADSs that is not registered in the register of ADS holders maintained by the ADS Depositary, the check for any cash to be exchanged upon cancellation of the ADSs will be issued to such transferee only if the ADRs, if applicable, are presented to the ADS Depositary, accompanied by all documents reasonably required to evidence and effect such transfer and to evidence that any applicable ADS transfer taxes have been paid or are not applicable.

The Per ADS Merger Consideration may be subject to backup withholding taxes if the ADS Depositary has not received from you a properly completed and signed U.S. Internal Revenue Service Form W-8 or W-9.

If your ADSs are held in “street name” by your broker, bank or other nominee, you will not be required to take any action to receive the merger consideration for your ADSs as the ADS Depositary will arrange for the surrender of the ADSs and the remittance of the Per ADS Merger Consideration (net of any expenses, applicable ADS Depositary fees pursuant to the terms of the Deposit Agreement, any applicable withholding taxes and other governmental charge) to DTC (the clearance and settlement system for the ADSs) for distribution to your broker, bank or other nominee on your behalf. If you have any questions concerning the receipt of the Per ADS Merger Consideration, please contact your broker, bank or other nominee.

Q:	How will a holder of the Shares receive the net Per Share Merger Consideration to which the holder is entitled after the Merger is completed?

A:	If the Shares are held directly by a registered holder, promptly after the Effective Time (and in any event within 5 business days), a bank or trust company appointed by Parent and reasonably acceptable to the Company, which will act as paying agent (the “Paying Agent”), will mail to the holder (i) letter of transmittal specifying how the delivery of the net Per Share Merger Consideration to the holder will be made and (ii) instructions for surrendering share certificates representing Shares (or affidavits and indemnities of loss in lieu of the share certificates) or non-certificated Shares represented by book entry, and/or such other documents as may be required to receive the Per Share Merger Consideration, in exchange for the net Per Share Merger Consideration. Subject to complying with these instructions, and upon surrender of the share certificates, if applicable, and/or other documents described above, the holder will receive a cheque, in the amount equal to the number of the holder’s Shares multiplied by the net Per Share Merger Consideration, in exchange for cancellation of the holder’s Shares. The Per Share Merger Consideration may be subject to U.S. backup withholding taxes if the Paying Agent has not received from the holder a properly completed and signed U.S. Internal Revenue Service Form W-8 or W-9, as applicable.

Q: How will the Company Options be treated in the Merger?

A:	At or immediately prior to the Effective Time, the Company will (i) terminate the Company Equity Plan, and any relevant award agreements applicable to the Company Equity Plan, (ii) cancel each Company Option that is vested, outstanding and unexercised immediately prior to the Effective Time, in exchange for the Option Consideration, and (iii) cancel each Company Option that is unvested or otherwise not exercisable immediately prior to the Effective Time without any consideration, provided that each Company Option that is vested, outstanding and unexercised immediately prior to the Effective Time may be cancelled without any consideration with written consent by the holder of such Company Option.

Q: When do you expect the Merger to be completed?

A:	The Company and the Buyer Group currently expect the Merger to be completed in 2025. In order for the Merger to be completed, the closing conditions under the Merger Agreement, including the passage of not less than 20 days (or such later date as may be required to comply with Rule 13e-3 under the Exchange Act and all other applicable laws) after this Transaction Statement, particularly the Plan of Merger, is first mailed or distributed to the shareholders of the Company, must be satisfied.

Q:	What will be the result if the Merger is not completed?

A:	If the Merger is not completed for any reason, our shareholders will not receive any payment for their Shares or ADSs pursuant to the Merger Agreement, the Company will remain a publicly traded company, and ADSs will continue to be listed and traded on the NYSE for so long as the Company continues to meet the NYSE’s listing requirements.

Q: Am I entitled to Dissent Right?

A:	Yes. Shareholders who dissent from the Merger will have the right to receive payment of the fair value of their Dissenting Shares determined in accordance with the provisions of Section 238 of the Cayman Islands Companies Act and as more fully set out in the Merger Agreement and Plan of Merger. Shareholders who elect to exercise Dissent Rights will have the right to receive payment of the fair value of their Shares in accordance with Section 238 of the Cayman Islands Companies Act if the Merger is consummated, but only if they (i) give to the Company, within seven (7) days of the date on which the Plan of Merger is given to such shareholder, a Written Objection in accordance with Sections 238(2) and (3) of the Cayman Islands Companies Act, and (ii) deliver a Dissent Notice to the Company in accordance with Section 238(5) of the Cayman Islands Companies Act within 20 days immediately following the date on which such shareholder has received from the Company a written notice of the filing of the Plan of Merger with the Registrar of Companies of the Cayman Islands by the Company. A copy of Section 238 of the Cayman Islands Companies Act is attached to this Transaction Statement as Exhibit (f)(2). The fair value of each of such Shares as determined in accordance with the provisions of Section 238 of the Cayman Islands Companies Act could be more than, the same as, or less than the Merger Consideration they would receive pursuant to the Merger Agreement and Plan of Merger if they do not exercise Dissent Rights with respect to their Shares.

ADS holders will not have the right to dissent from the Merger and receive payment of the fair value of the Class A Ordinary Shares underlying their ADSs. The ADS depositary will not exercise or attempt to exercise any Dissent Right with respect to any of the Class A Ordinary Shares that it holds, even if an ADS holder requests the ADS depositary to do so. ADS holders wishing to exercise Dissent Rights must surrender their ADSs to the ADS depositary, pay the ADS depositary’s fees required for such surrender, provide instructions for the registration of the corresponding Class A Ordinary Shares and become registered holders of such Class A Ordinary Shares within 7 days after delivery of the Plan of Merger to the ADS depositary (as the registered holder of each Class A Ordinary Share that is represented by ADSs). Thereafter, such former ADS holders must comply with the procedures and requirements for exercising Dissent Rights with respect to the Shares as set out in the Merger Agreement and the Plan of Merger and otherwise under Section 238 of the Cayman Islands Companies Act.

We encourage you to read the section of this Transaction Statement entitled “Dissent Right” as well as “Exhibit (f)(2) — Section 238 of the Cayman Islands Companies Act” to this Transaction Statement carefully and to consult your own Cayman Islands legal counsel if you desire to exercise your Dissent Right.

Q:	What do Unaffiliated Security Holders need to do now?

A:	We urge all our shareholders to read this Transaction Statement carefully, including its annexes, exhibits, attachments, and the other documents referred to or incorporated by reference herein. As the Company is not soliciting proxies from shareholders (because there will be no shareholder vote with respect to the Merger Agreement, the Plan of Merger, and the Merger), there is nothing else that Unaffiliated Security Holders, other than Dissenting Shareholders who may wish to exercise Dissent Rights, will need to do in connection with the Merger until the Merger is completed. Please see the questions above, “How will a holder of ADSs receive the net Per ADS Merger Consideration to which the holder is entitled after the Merger is completed?” “How will a holder of the Shares receive the net Per Share Merger Consideration to which the holder is entitled after the Merger is completed?” and “Am I entitled to Dissent Right?” and the answers to those questions, for the steps that persons who are Unaffiliated Security Holders as of the Effective Time should take after the Merger is completed in order to receive the consideration which they are entitled to receive in the Merger.

Q:	Who can answer Unaffiliated Security Holders’ questions?

A:	Unaffiliated Security Holders with questions about the Merger should contact Bright Scholar Education Holdings Limited by email at BEDU@thepiacentegroup.com or by telephone at +86 (10) 6508-0677/ +1-212-481-2050.

SPECIAL FACTORS

Background of the Merger

Most of the events leading to the execution of the Merger Agreement described in this “Background of the Merger” occurred in the PRC. As a result, all dates and times referenced in this Background of the Merger refer to Beijing Time.

The Board and senior management of the Company periodically review the Company’s long-term strategic plans with the goal of maximizing shareholder value. As part of this ongoing process, the Board and senior management have, from time to time, considered strategic alternatives that may be available to the Company.

In April 2025, the Buyer Group held a number of preliminary discussions to explore the feasibility of a possible going-private transaction of the Company.

On April 17, 2025, the Buyer Group approached King & Wood Mallesons LLP (“KWM”), and discussed with KWM generally about the going-private transaction process, and shortly thereafter, formally engaged KWM as their U.S. legal counsel.

On May 9, 2025, KWM prepared an initial draft of a preliminary non-binding proposal letter for the Buyer Group.

Between May 10, 2025 and May 25, 2025, the Buyer Group engaged in discussions with KWM regarding the preliminary non-binding proposal letter.

On May 26, 2025, the Buyer Group submitted a preliminary non-binding proposal letter (the “Proposal”) to the Board, proposing to acquire all outstanding Class A Ordinary Shares of the Company, including Class A Ordinary Shares represented by ADSs, that are not already beneficially owned by the Buyer Group in a going-private transaction for US$0.50 in cash per Share and US$2.00 in cash per ADS (the “Proposed Transaction”). In the Proposal, the Buyer Group noted that they were interested only in pursuing the Proposed Transaction and did not intend to sell their Shares to any third party. The Buyer Group also noted that they intended to finance the Proposed Transaction with equity and/or debt capital.

On May 28, 2025, the Board convened a meeting via video conference to discuss the Proposal. During the meeting, the attending directors discussed the various qualifications of the directors of the Company to serve on a special committee of the Board to evaluate the Proposal. After the discussion, the Board determined that it was in the best interests of the Company to establish a special committee of independent directors (the “Special Committee”) and thus passed a resolution establishing the Special Committee to consider the Proposal, consisting of two independent directors, Mr. Jun Zhao and Mr. Meng Rui, with Mr. Jun Zhao serving as the chairman of the Special Committee. The Board then granted the Special Committee the full power and authority to, among other things, (i) formulate, establish, oversee and direct a process for the identification, solicitation, evaluation and negotiation of the Proposed Transaction or any alternative transaction, including, without limitation, whether to pursue the Proposed Transaction or solicit and pursue any alternative transaction and, if so, what steps to take, (ii) evaluate and negotiate the terms of any proposed definitive or other agreements in respect of the Proposed Transaction or any alternative transaction, (iii) communicate with relevant parties in respect of the Proposed Transaction or any alternative transaction, (iv) make recommendations to the Board in respect of the Proposed Transaction or any alternative transaction, including, without limitation, any recommendation to not proceed with or to recommend that the Company reject the Proposed Transaction or any alternative transaction, (v) make recommendations to the Board that the Board take other actions or consider other matters that the Special Committee deems necessary or appropriate with respect to the Proposed Transaction, any alternative transaction, or the rejection thereof, and (vi) retain, in its sole discretion, such financial, legal and other advisors, consultants or experts as the Special Committee deems necessary or appropriate to assist the Special Committee in exercising its power and authority.

Later on the same date, the Company issued a press release announcing its receipt of the Proposal, and furnished the press release as an exhibit to its current report on Form 6-K with the SEC.

On the same date, Parent, Ultimate Wise, Noble Pride, Yeung Family Trust, TMF Trust, Mr. Zhou and Mr. Niu jointly filed a Schedule 13D with the SEC, and Ms. Huiyan Yang and Sure Brilliant jointly filed an amendment to their Schedule 13D with the SEC, each in connection with the Proposal.

On June 4, 2025, the Company issued a press release announcing the establishment of the Special Committee, and furnished the press release as an exhibit to its current report on Form 6-K with the SEC.

From late May to mid-June 2025, the Special Committee considered proposals from and conducted interviews with multiple investment banks and law firms that had expressed interest in being considered for the roles of the financial advisor and the legal counsel to the Special Committee, respectively. After due consideration of the qualifications, experience, reputation and other characteristics of each financial advisor candidate and each legal counsel candidate, the Special Committee retained Duff & Phelps as its financial advisor and Gibson, Dunn & Crutcher LLP (“Gibson Dunn”) as its legal counsel, to assist the Special Committee in evaluating and negotiating the Proposed Transaction or any alternative transaction.

On June 20, 2025, the Company issued a press release announcing the Special Committee’s retention of Duff & Phelps as its financial advisor and Gibson Dunn as its legal counsel, and furnished the press release as an exhibit to its current report on Form 6-K with the SEC.

On June 23, 2025, the Special Committee convened a meeting via video conference with representatives of Gibson Dunn and Duff & Phelps. The Special Committee discussed with representatives of Duff & Phelps and Gibson Dunn the action items for the upcoming week, and authorized Duff & Phelps to conduct financial due diligence on the Company. Representatives of Gibson Dunn explained to the members of the Special Committee the general process of going-private transactions and the directors’ fiduciary duties to the Company and its shareholders. Members of the Special Committee asked various questions on these topics, to which representatives of Gibson Dunn responded. Members of the Special Committee confirmed that none of them had any conflict of interest with respect to the Proposed Transaction, including with respect to any members of the Buyer Group, and committed that each of them would act in the best interests of the Company and the Unaffiliated Security Holders in connection with their evaluation of the Proposed Transaction. Duff & Phelps then walked the members of the Special Committee through its work plan. The Special Committee asked various questions regarding Duff & Phelps’s work plan, to which Duff & Phelps responded.

On June 24, 2025, the Board passed unanimous written resolutions to approve and adopt the Special Committee Charter, which documented, among other things, the authority, responsibilities, duties, compensation, reimbursement and indemnification of the Special Committee members.

On June 26, 2025, KWM sent an initial draft of the Merger Agreement to Gibson Dunn, along with a chart showing the transaction structure contemplated in the Merger Agreement. The initial draft of the Merger Agreement contemplated that the Merger would be consummated as a short-form merger, and provided, among other things, that the Proposed Transaction would be financed with equity capital from members of the Buyer Group. The initial draft of the Merger Agreement also set out the parties’ termination rights and the corresponding termination fees, including provisions requiring the Company or Parent to pay a termination fee equal to 2% of the estimated total Merger Consideration upon certain termination events.

On June 29, 2025, Gibson Dunn provided the Special Committee with an issues list identifying the key issues in KWM’s initial draft of the Merger Agreement received on June 26, 2025.

On June 30, 2025, the Special Committee convened a meeting via video conference with representatives of Gibson Dunn and Duff & Phelps. Duff & Phelps first provided a verbal update on its financial due diligence on the Company. Members of the Special Committee asked questions about the financial due diligence, to which representatives of Duff & Phelps provided responses. After representatives of Duff & Phelps exited the meeting and at the request of the Special Committee, Gibson Dunn walked the Special Committee through the list of key issues identified by Gibson Dunn in the initial draft of the Merger Agreement. Members of the Special Committee asked various questions regarding these issues and next steps, to which representatives of Gibson Dunn responded.

On July 7, 2025, the Special Committee convened a meeting via video conference with representatives of Gibson Dunn and Duff & Phelps. Duff & Phelps verbally updated the Special Committee on the progress of its financial due diligence. Members of the Special Committee and representatives of Gibson Dunn asked various questions regarding the due diligence, to which Duff & Phelps responded. Duff & Phelps and Gibson Dunn next explained to the Special Committee the general market practices regarding issues identified by Gibson Dunn in the initial draft of the Merger Agreement. Members of the Special Committee asked various questions about these market practices, to which representatives of Duff & Phelps and Gibson Dunn responded. Following these discussions, the Special Committee directed Gibson Dunn to incorporate the points discussed into its markup of the Merger Agreement and to share the markup with KWM.

Following the Special Committee meeting, on the same date, Gibson Dunn provided KWM with a markup of the initial draft of the Merger Agreement, which reflected discussions with the Special Committee. The markup included, among other things, (i) the incorporation of certain materiality and other qualifiers to the Company’s representations, warranties and covenants that are customary for similar transactions, subject to the Company’s continuing review, (ii) a full set of representations and warranties to be given by Parent and Merger Sub, (iii) the Company’s termination rights in the event Parent and Merger Sub fail to close after the applicable closing conditions have been satisfied or waived and a grace period has elapsed, or when an Intervening Event occurs, and (iv) a note that the purchase price was pending subject to commercial negotiation.

On July 21, 2025, KWM sent an initial draft of the Ultimate Wise SPA to Gibson Dunn.

On July 24, 2025, Gibson Dunn returned comments on the initial draft of the Ultimate Wise SPA to KWM.

On July 29, 2025, KWM circulated an initial draft of the Rollover Agreement to Gibson Dunn.

On July 31, 2025, Gibson Dunn provided KWM with a markup of the initial draft of the Rollover Agreement.

On August 7, 2025, Duff & Phelps received a preliminary, non-binding proposal from Mr. Ronald Packard (“Mr. Packard”), addressed to the Board and dated July 28, 2025, to acquire all outstanding Class A Ordinary Shares, including Class A Ordinary Share represented by ADSs, at a purchase price of US$0.60 per Share, or US$2.40 per ADS (the “Second Proposal”). In the Second Proposal, Mr. Packard noted that his proposal was conditioned on acquiring at least 51% of the Shares of the Company and he intended to finance the contemplated transaction with a combination of equity capital from him and/or affiliated entities, and, if appropriate, third-party debt financing.

Later on the same date, Duff & Phelps forwarded the Second Proposal to all members of the Special Committee and Gibson Dunn.

On August 11, 2025, KWM sent initial drafts of the Subscription Agreement and the Limited Guarantees to Gibson Dunn.

On August 12, 2025, the Special Committee convened a meeting via video conference with representatives of Gibson Dunn and Duff & Phelps. Members of the Special Committee and representatives of Duff & Phelps and Gibson Dunn discussed the indicative terms of the Second Proposal and certain matters in the Second Proposal that would require clarifications and further information from Mr. Packard. Members of the Special Committee asked various questions about the Second Proposal, to which representatives of Duff & Phelps and Gibson Dunn responded. Following these discussions, the Special Committee directed Duff & Phelps and Gibson Dunn to check with the Buyer Group whether the Buyer Group may choose to sell any of their Shares in light of the indicated 20% premium in the Second Proposal, and to engage with Mr. Packard to seek clarifications and further information regarding the Second Proposal. Representatives of Gibson Dunn and Duff & Phelps then verbally updated the Special Committee on the progress of various Transaction Documents and the status of financial due diligence.

Later on the same date, Gibson Dunn sent an email to KWM inquiring whether the Buyer Group was interested in selling their Shares in light of the indicated 20% premium in the Second Proposal, and if so, the number of Shares the Buyer Group intended to sell. KWM responded in an email on the same date that the Buyer Group would not sell their Shares to any third party. See “Security Ownership of Certain Beneficial Owners and Management of the Company” of this Transaction Statement regarding the Buyer Group’s beneficial ownership in the Company for additional information.

On August 13, 2025, Duff & Phelps sent an email on behalf of the Special Committee to Mr. Packard, confirming receipt of the Second Proposal and requesting clarification and further information regarding various aspects of the Second Proposal, including, without limitation, Mr. Packard’s intentions, the Buyer Group’s willingness to sell, details of the financing plan, and the required regulatory and other approvals.

On August 15, 2025, Gibson Dunn provided markups of the initial drafts of the Subscription Agreement and the Limited Guarantees to KWM.

On August 19, 2025, Duff & Phelps received an email response from Mr. Packard, in which he expressed his intention to acquire control of the Company and requested a meeting with the controlling shareholders of the Company.

On August 25, 2025, the Special Committee convened a meeting via video conference with representatives of Gibson Dunn and Duff & Phelps. Members of the Special Committee and representatives of Duff & Phelps and Gibson Dunn discussed the response provided by Mr. Packard on August 19, 2025. Members of the Special Committee asked various questions about the Second Proposal and Mr. Packard’s response, to which representatives of Duff & Phelps and Gibson Dunn responded. Following these discussions, the Special Committee directed Duff & Phelps and Gibson Dunn to respond to Mr. Packard and conduct further evaluation of the Second Proposal.

On August 26, 2025, Duff & Phelps sent an email on behalf of the Special Committee to Mr. Packard, providing him with the contact information of the Buyer Group’s legal counsel to facilitate direct discussions between Mr. Packard and the Buyer Group.

On September 1, 2025, Mr. Packard reached out to KWM requesting for a meeting or a call with the Buyer Group regarding his offer to purchase the Shares held by the Buyer Group.

Later on the same date, the Special Committee convened a meeting via video conference with representatives of Gibson Dunn and Duff & Phelps. Members of the Special Committee and representatives of Duff & Phelps and Gibson Dunn discussed the next steps regarding the Second Proposal. Duff & Phelps then provided a verbal update on the status of its financial due diligence and evaluation of the Second Proposal. Members of the Special Committee asked various questions about these matters, to which representatives of Duff & Phelps responded.

On September 2, 2025, KWM responded to Mr. Packard that the Buyer Group was only interested in the Proposed Transaction and was not interested in selling their Shares to any third party; therefore, a meeting or call between Mr. Packard and the Buyer Group was not necessary.

On September 4, 2025, Duff & Phelps sent a follow-up email on behalf of the Special Committee to Mr. Packard. On the same date, Mr. Packard provided an email response, indicating that he was attempting to arrange a call with the Buyer Group.

Later on the same date, Mr. Packard sent a follow-up email to KWM, requesting for a call with the Buyer Group, which the Buyer Group didn’t engage.

On September 10, 2025, Mr. Packard sent an email inquiry to Duff & Phelps regarding access to certain historic information, to which Duff & Phelps responded on the same date.

On September 22, 2025, KWM circulated revised drafts of the Merger Agreement and other Transaction Documents to Gibson Dunn. The revised draft of the Merger Agreement reflected, among other things, the Buyer Group’s positions (i) that any superior proposal must have fully-committed and non-contingent financing, (ii) that the obligation of Parent and Merger Sub to consummate the Proposed Transaction shall be conditioned on Dissenting Share representing no more than a specified percentage of the Shares, (iii) that the “company termination fee” and “parent termination fee” be set at 2% and 3% of the Merger Consideration respectively, rather than based on the equity value of the Company, and (iv) that Parent should be entitled to terminate the Merger Agreement if the Company fails to close after the applicable closing conditions have been satisfied or waived and a grace period has elapsed.

Between September 22, 2025 and September 24, 2025, representatives of Gibson Dunn and KWM discussed certain terms of the revised drafts of the Merger Agreement and other Transaction Documents, including the closing condition relating to the percentage of Dissenting Shares, the amounts of “company termination fee” and “parent termination fee,” and Parent’s termination rights under the Merger Agreement, and the third-party beneficiary and termination provisions in the Ultimate Wise SPA, the Rollover Agreement and the Subscription Agreement.

On September 24, 2025, Gibson Dunn provided to the Special Committee an issues list covering the key issues in KWM’s revised draft of the Merger Agreement received on September 22, 2025.

Later on the same date, Gibson Dun sent markups of the revised drafts of the Ultimate Wise SPA, the Rollover Agreement, the Subscription Agreement and the Limited Guarantees (collectively, the “Ancillary Documents”) to KWM.

On September 25, 2025, Mr. Packard sent an email to Duff & Phelps regarding the indicated interest of a purported shareholder group, represented by him, in potential transactions involving the Company, among other things.

On September 27, 2025, the Company’s management provided Duff & Phelps with financial projections for the years ending August 31, 2025 through August 31, 2030.

On September 28, 2025, the Special Committee convened a meeting via video conference with representatives of Gibson Dunn and Duff & Phelps. At the request of the Special Committee, Duff & Phelps reviewed the financial projections it received from the management of the Company with the members of the Special Committee. Members of the Special Committee asked various questions regarding the projections, which representatives of Duff & Phelps answered. Following these discussions, the Special Committee instructed Duff & Phelps to conduct a valuation analysis based on the projections provided by the Company. Members of the Special Committee and representatives of Gibson Dunn and Duff & Phelps next discussed the logistics and next steps of the Proposed Transaction. Members of the Special Committee and representatives of Duff & Phelps and Gibson Dunn also discussed the email that Duff & Phelps received from Mr. Packard on September 25, 2025. Members of the Special Committee asked various questions regarding Mr. Packard’s email and potential responses thereto, to which representatives of Duff & Phelps and Gibson Dunn provided responses. Following these discussions, the Special Committee directed Duff & Phelps to provide a response to Mr. Packard on behalf of the Special Committee. At the request of the Special Committee, Gibson Dunn walked the Special Committee through the list of key issues identified by Gibson Dunn in KWM’s revised draft of the Merger Agreement. Members of the Special Committee asked various questions regarding these issues, to which representatives of Gibson Dunn responded. The Special Committee further instructed Gibson Dunn to incorporate the points discussed into its markup of the revised draft of the Merger Agreement and to share the markup with KWM. The Special Committee also directed Gibson Dunn to commence price negotiations with KWM and request a higher price capitalizing on the higher indicative offer price received from Mr. Packard.

On September 29, 2025, Duff & Phelps sent an email on behalf of the Special Committee to Mr. Packard, requesting him to submit a concrete proposal with satisfactory evidence of financing, identify the members of the purported shareholder group he represented, and provide feedback on his communications with the Buyer Group.

Later on the same date, Gibson Dunn circulated a markup of the revised draft of the Merger Agreement and conveyed the Special Committee’s request for an increase in the Buyer Group’s proposed purchase price to KWM via email.

On October 3, 2025, KWM informed Gibson Dunn via email that the Buyer Group was willing to increase the purchase price to US$0.525 per Class A Ordinary Share, or US$2.10 per ADS. Gibson Dunn relayed this message to the Special Committee and Duff & Phelps on the same date.

On October 4, 2025, KWM provided Gibson Dunn with further revised drafts of the Merger Agreement, the Rollover Agreement, the Ultimate Wise SPA and the Subscription Agreement. Among other things, the revised draft of the Merger Agreement proposed a US$500,000 “company termination fee” and a US$1,000,000 “parent termination fee.”

On October 6, 2025, the Special Committee convened a meeting via video conference with representatives of Gibson Dunn and Duff & Phelps. Duff & Phelps provided the Special Committee with a verbal update on the status of its valuation analysis. Members of the Special Committee asked questions regarding the valuation analysis, which representatives of Duff & Phelps answered. Members of the Special Committee and representatives of Duff & Phelps and Gibson Dunn then discussed the email received by Gibson Dunn on October 3, 2025 from KWM to increase the purchase price to US$0.525 per Class A Ordinary Share, or US$2.10 per ADS. Members of the Special Committee asked various questions regarding the price increase, to which representatives of Duff & Phelps and Gibson Dunn provided responses. Following these discussions, the Special Committee directed Gibson Dunn to request a higher price in view of recent stock price movement and Mr. Packard’s indication of interest. Members of the Special Committee and representatives of Gibson Dunn next discussed the outstanding issues in the revised drafts of the Transaction Documents received by Gibson Dunn from KWM on October 4, 2025. Following these discussions, the Special Committee instructed Gibson Dunn to incorporate the points discussed into its markups of the revised drafts of the Transaction Documents and to share the markups with KWM.

Later on the same date, Gibson Dunn emailed KWM, sharing its markups of the revised drafts of the Merger Agreement, the Rollover Agreement and the Ultimate Wise SPA, and conveying the Special Committee’s request for a further increase in the purchase price.

On October 9, 2025, representatives of Gibson Dunn and KWM negotiated the outstanding issues in the Ancillary Agreements.

Later on the same date, KWM circulated to Gibson Dunn further revised drafts of the Merger Agreement, the Rollover Agreement and the Ultimate Wise SPA, and conveyed to Gibson Dunn that the Buyer Group was willing to further increase the purchase price to US$0.575 per Class A Ordinary Share, or US$2.30 per ADS, as its best and final offer.

Later on the same date, Gibson Dunn notified the Special Committee and Duff & Phelps of the Buyer Group’s position on the purchase price.

On October 10, 2025, Mr. Packard sent another email to Duff & Phelps regarding his purported interest in potential transactions involving the Company.

On October 11, 2025, the Special Committee convened a meeting via video conference with representatives of Gibson Dunn and Duff & Phelps. Duff & Phelps first provided the Special Committee with a verbal update on the status of its valuation analysis. Members of the Special Committee asked questions regarding the valuation analysis, which representatives of Duff & Phelps answered. Members of the Special Committee and representatives of Duff & Phelps and Gibson Dunn then discussed extensively the email received by Gibson Dunn on October 9, 2025 from KWM, which conveyed the Buyer Group’s final and best offer of the purchase price of US$0.575 per Class A Ordinary Share, or US$2.30 per ADS. At the request of the Special Committee, Duff & Phelps reviewed its existing financial analyses based on the proposed purchase price of 0.575 per Class A Ordinary Share, or US$2.30 per ADS, and provided a verbal update on its latest valuation range. Members of the Special Committee asked various questions regarding the proposed purchase price and Duff & Phelps’s analyses, to which representatives of Duff & Phelps and Gibson Dunn provided responses. Based on these discussions, the Special Committee determined that the proposed purchase price was acceptable and directed Gibson Dunn to inform KWM of the Special Committee’s position on the purchase price. Members of the Special Committee and representatives of Gibson Dunn next discussed the negotiation status and outstanding issues in the Transaction Documents received by Gibson Dunn from KWM on October 9, 2025. Following these discussions, the Special Committee instructed Gibson Dunn to proceed with finalizing the Transaction Documents with KWM. Members of the Special Committee and representatives of Gibson Dunn then discussed the signing logistics of the Proposed Transaction. Members of the Special Committee and representatives of Duff & Phelps and Gibson Dunn also discussed the email that Duff & Phelps received from Mr. Packard on October 10, 2025 regarding his purported interest in potential transactions involving the Company. Members of the Special Committee asked various questions regarding Mr. Packard’s email, to which representatives of Gibson Dunn provided responses. In light of Mr. Packard’s repeated failure to address the Special Committee’s question regarding deal feasibility (including the willingness of the Buyer Group to sell their Shares and the existence of committed financing to support a transaction), the absence of a firm commitment from Mr. Packard, and the substantial increase of the offer price by the Buyer Group, the Special Committee determined not to engage further with Mr. Packard.

On October 11, 2025, Gibson Dunn and KWM continued negotiations and substantively finalized the terms of the Merger Agreement and the Ancillary Agreements. The finalized draft of the Merger Agreement includes, among other things, (i) a “fiduciary out” mechanism that allows the Board to consider and recommend a superior proposal should one materialize on the terms and conditions set forth therein, (ii) a “fiduciary out” mechanism if an Intervening Event occurs, (iii) qualification of the Company’s representations and warranties by the Buyer Group’s knowledge prior to the date of the Merger Agreement, and (iv) a US$1,000,000 “company termination fee,” a US$2,000,000 “parent termination fee” in the case of a breach by Parent or Merger Sub that would result in the failure of relevant closing conditions, and a US$2,500,000 “parent termination fee” in the case of a Parent Failure to Close Termination Event if the Company chooses not to seek specific performance. The finalized drafts of the Ancillary Agreements obligate the Sponsors to fully fund the Proposed Transaction, and obligate Mr. Zhou and Mr. Niu to guarantee the payment of the termination fee if payable by Parent, in each case on the terms and conditions set forth therein.

On October 13, 2025, the Special Committee convened a meeting via video conference with representatives of Gibson Dunn and Duff & Phelps. At the request of the Special Committee, Duff & Phelps made a financial presentation to the Special Committee in connection with issuing its fairness opinion. Duff & Phelps discussed the Company’s financial performance and historical share trading price and provided a summary of the various financial analyses it had performed. Members of the Special Committee asked questions regarding the valuation analyses, to which representatives of Duff & Phelps responded. Thereafter, at the request of the Special Committee, Duff & Phelps verbally rendered its opinion to the Special Committee (which was subsequently confirmed in writing by the delivery of Duff & Phelps’s written opinion, dated October 13, 2025, addressed to the Special Committee) that, as of the date thereof and based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Duff & Phelps in preparing its opinion, the merger consideration of US$0.575 per Share or US$2.30 per ADS to be received by the holders of Shares (other than the Excluded Shares, Dissenting Shares and Shares represented by ADSs) and holders of ADSs (other than ADSs representing the Excluded Shares), respectively, pursuant to the Merger Agreement, is fair from a financial point of view to such holders. Please see “Special Factors—Opinion of the Special Committee’s Financial Advisor” beginning on page 44 for additional information regarding the financial analysis performed by Duff & Phelps and the opinion rendered by Duff & Phelps to the Special Committee. The full text of the written opinion of Duff & Phelps to the Special Committee, dated October 13, 2025, is attached as Exhibit (c)(1) to this Transaction Statement. Thereafter, Gibson Dunn reviewed with the members of the Special Committee the key terms of the Merger Agreement and the Ancillary Agreements. Following a discussion of the terms of the Merger Agreement and the Ancillary Agreements, as well as Duff & Phelps’s presentation of its financial analyses and opinion, the Special Committee unanimously resolved to approve the proposed Merger Agreement, the Plan of Merger and the Limited Guarantees, each substantially in the form of the drafts presented to the Special Committee, and the Transactions, and recommend that the Board authorize and approve the Merger Agreement, the Plan of Merger, and the consummation of the Transactions.

Following the meeting of the Special Committee, the Board (other than Mr. Zhou and Ms. Shuting Zhou, who recused themselves from the meeting of the Board as Mr. Zhou is a member of the Buyer Group and Ms. Shuting Zhou is a director of Merger Sub) convened a meeting in person and via video conference, and based upon the unanimous recommendation of the Special Committee, and taking into account the other factors described below under the heading titled “Special Factors—Reasons for the Merger and Position of the Special Committee and the Board” beginning on page 35, the Board (other than Mr. Zhou and Ms. Shuting Zhou, who recused themselves from the meeting of the Board) (i) determined and declared that the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, is fair to, and in the best interests of, the Company and the Unaffiliated Security Holders, and (ii) adopted resolutions approving the terms of the Merger Agreement, the Limited Guarantees and the transactions contemplated thereby.

Following the Board meeting, on the same date, the Company, Parent and Merger Sub executed and delivered the Merger Agreement, and the relevant parties executed and delivered the Ancillary Agreements.

Later on the same date, the Company issued a press release announcing the execution of the Merger Agreement.

On October 14, 2025, the Company furnished the press release announcing the execution of the Merger Agreement as an exhibit to its current report on form 6-K with the SEC.

On October 15, 2025, Parent, Ultimate Wise, Noble Pride, Yeung Family Trust, TMF Trust, Mr. Zhou, Mr. Niu, Wisdom Avenue and Waterflower Investment jointly filed an amendment to their Schedule 13D with the SEC, and Ms. Huiyan Yang and Sure Brilliant jointly filed an amendment to their Schedule 13D with the SEC, each in connection with the entry into the definitive agreements for the Proposed Transaction.

As of the date of this Transaction Statement, no confidentiality, standstill or similar agreement has been entered into between the Company, on the one hand, and any third party, on the other hand, with respect to the Proposed Transaction or an alternative transaction.

Reasons for the Merger and Position of the Special Committee and the Board

At a meeting on October 13, 2025, the Special Committee, after consultation with Duff & Phelps and Gibson Dunn and due consideration, unanimously (a) determined that the Merger Agreement, the Plan of Merger, the consummation of the Merger and the other Transactions are advisable, fair to, and in the best interests of the Company and the Unaffiliated Security Holders, and (b) recommended that the Board approve the Merger Agreement, the Plan of Merger and the Limited Guarantees, each substantially in the form presented to the Special Committee, and the performance by the Company of its obligations under the Merger Agreement and the Plan of Merger, as applicable, and the consummation by the Company of the Transactions, including the Merger, should be adopted and approved by the Board in all respects.

At a meeting on October 13, 2025, after careful consideration and upon the unanimous recommendation of the Special Committee, the Board (other than Mr. Zhou and Ms. Shuting Zhou who recused themselves from the meeting of the Board), (a) determined that the execution by the Company of the Merger Agreement and the Plan of Merger, and the consummation of the Merger and the other Transactions, are fair to, advisable and in the best interests of the Company and the Unaffiliated Security Holders, and (b) authorized and approved the execution, delivery and performance of the Merger Agreement, the Plan of Merger, the Limited Guarantees and the consummation of the Transactions.

In the course of reaching their respective determinations, the Special Committee and the Board considered the following factors and potential benefits of the Merger, each of which the Special Committee and the Board believe supported their decision to recommend the Merger Agreement and that the Merger is fair to the Unaffiliated Security Holders. These factors and potential benefits, which are not listed in any relative order of importance, are discussed below:

●	Merger Consideration. The Per Share Merger Consideration and Per ADS Merger Consideration represent a 15% increase over the initial offer price of US$0.50 per Share, or US$2.00 per ADS. The Per Share Merger Consideration and Per ADS Merger Consideration are all cash, which allows Unaffiliated Security Holders to avoid post-Merger risks and uncertainties relating to the prospects of the Company and enables Unaffiliated Security Holders to immediately receive cash for their Shares or ADSs.

●	Current and Historical Market Prices of ADSs. The Per ADS Merger Consideration of US$2.30 per ADS, or the Per Share Merger Consideration of US$0.575 per Share, each represents a premium of approximately 47.4% over the closing price of US$1.56 per ADS on May 23, 2025, the last trading day prior to the Company’s receipt of the Proposal on May 26, 2025 that the Board had received the Proposal, and premiums of approximately 39.4% and 35.9% to the volume-weighted average trading price of the ADSs during the last 30 days and 60 days, respectively, prior to and including May 23, 2025. The historical closing price of the ADSs is as low as US$1.35 per ADS and as high as US$2.20 per ADS during the 52-week period prior to the announcement of the execution of the Merger Agreement.

●	Opinion of Financial Advisor. The Special Committee considered the financial analysis prepared and presented by Duff & Phelps to the Special Committee on October 13, 2025, as well as the oral opinion of Duff & Phelps rendered to the Special Committee on October 13, 2025 (which was subsequently confirmed in writing by delivery of Duff & Phelps’ written opinion addressed to the Special Committee dated October 13, 2025), as to the fairness, from a financial point of view, of the Per Share Merger Consideration to be received by the holders of the Shares (other than the Excluded Shares, Dissenting Shares and Shares represented by ADSs) and the Per ADS Merger Consideration to be received by the holders of the ADSs (other than ADSs represented by the Excluded Shares), as of the date of such opinion, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken, and other matters considered by Duff & Phelps in preparing its opinion. See “Opinion of the Special Committee’s Financial Advisor” beginning on page 44 of this Transaction Statement. The Special Committee notes that the opinion delivered by Duff & Phelps addresses the fairness, from a financial point of view, of the Per Share Merger Consideration to be received by the holders of Shares (other than the Excluded Shares, Dissenting Shares and Shares represented by ADSs), including the Company’s director and officer shareholders. These director and officer shareholders are treated in the same way as Unaffiliated Security Holders in connection with the Merger, and will receive the same amount of Per Share Merger Consideration as Unaffiliated Security Holders. The Special Committee does not believe the inclusion of these director and officer shareholders in Duff & Phelps’s opinion affects its ability to rely on the opinion of Duff & Phelps as one of the factors, based on which the Special Committee determines that the Merger is fair to Unaffiliated Security Holders. However, the Special Committee has not made any determination, nor does it intend to express any view, as to the fairness of the Merger to any shareholder who is an affiliate of the Company, such as the director and officer shareholders identified in the preceding sentence. The Special Committee and the Board expressly adopted these analyses and opinions of Duff & Phelps as their own, among other factors considered, in reaching their respective determination as to the fairness of the Transactions.

●	Unanimous Recommendation of the Special Committee. After evaluating the Proposed Transaction, the Special Committee unanimously determined that the Merger Agreement, the Plan of Merger, and the Merger were fair to, advisable, and in the best interests of the Company and Unaffiliated Security Holders, and unanimously recommended that the Board authorize and approve the Merger Agreement, the Plan of Merger, and the Merger.

●	Elimination of Future Financial Performance Risks of the Company. The Merger would shift the risk of the future financial performance of the Company from Unaffiliated Security Holders, who do not have the power to control decisions made regarding the Company’s business, entirely to the Buyer Group, who have the power to control the Company’s business.

●	Viability of Third-Party Transactions. The lack of viability of any transaction with a third party (including the transaction contemplated by the Second Proposal and other potential transactions that Mr. Packard indicated in his emails with Duff & Phelps) in view of the Buyer Group’s ownership in the Company, which was sufficient to prevent the consummation of any transaction with a third party that required shareholder approval, and the fact that the Buyer Group do not intend to sell their Shares to any third party, as expressly stated in the Proposal and reaffirmed by the Buyer Group in the process of negotiating the Merger.

●	General Economic Trends and Business Pressures. The Company faces significant headwinds arising from intense competition in the global private education and complementary education services sectors; substantial costs, integration challenges and liability risks stemming from rapid expansion through acquisitions; a declining global birth rate contributing to an unstable student base; and significant economic uncertainty driven by geopolitical events such as “Brexit” and the deterioration of U.S.-China relations. These factors have had, and are expected to continue to have, an adverse impact on the Company’s business and financial performance.

●	Continuing Impact of PRC Regulatory Changes. The Implementation Rules of the Law for Promoting Private Education became effective on September 1, 2021, which impose significant restrictions on foreign involvement and profit-making in private education in China. These regulations prohibit foreign control over private schools providing compulsory education and restrict transactions with related parties. In addition, social organizations and individuals are prohibited from controlling a private school that provides compulsory education or a not-for-profit private school that provides pre-school education by means of merger, acquisition or contractual arrangements, among others. As a result, the Company lost control over many entities in China and ceased recognizing revenue from them by August 31, 2021. These developments have materially affected the Company’s ability to engage in private education in China and have led to a drastic reduction in the Company’s school network. The Company currently has no viable path to rebuild this segment under the existing regulatory environment, which continues to have a significant impact on its business prospects and financial performance.

●	Reduced Costs and Expenses. The costs and administrative burdens associated with the Company’s status as a U.S. publicly traded company, including the costs associated with regulatory filings and compliance requirements, will be reduced. The Company has estimated that no longer being subject to such requirements will result in a saving of direct costs of approximately US$1.8 million for the first year following the completion of the Merger, and commensurate cost savings thereafter. These costs become more burdensome to the Company over time since the listing of the Company on May 18, 2017 in light of declining market capitalization of the Company.

●	Potential Adverse U.S. Regulatory Changes. The possibility that China-based U.S.-listed public companies such as the Company could be delisted from U.S. stock exchanges, or be subject to other burdensome restrictions, by reason of any newly enacted law or regulation similar in substance to (i) the “Holding Foreign Companies Accountable Act” passed by the U.S. Senate in May 2020 and by the U.S. House of Representatives in December 2020, and (ii) the “Memorandum on Protecting United States Investors from Significant Risks from Chinese Companies” issued by the U.S. White House in June 2020, both of which purport to address perceived risks to investors in U.S. financial markets from the PRC government’s purported failure to allow audit firms, such as the Company’s independent auditor, that audit U.S.-listed companies based in China to be adequately examined by the U.S. Public Company Accounting Oversight Board pursuant to U.S. securities law.

●	Dissenters’ Rights. The availability of the Dissent Rights to Unaffiliated Security Holders who comply with all of the required procedures as provided under the Merger Agreement and Plan of Merger for exercising the Dissent Rights and subsequently comply with the relevant procedures and requirements of Section 238 of the Cayman Islands Companies Act for the exercise of the Dissent Rights, which allow such holders to seek an appraisal of the fair value of their Shares under the Cayman Islands Companies Act and to receive payment of the fair value of their Shares as determined by the Court.

●	Limited Guarantees. The fact that Mr. Zhou and Mr. Niu will guarantee the Parent Termination Fee and have delivered evidence of their creditworthiness.

●	Financing Commitment. The fact that the Sponsors, as members of the Buyer Group, have delivered the Subscription Agreement committing sufficient equity financing to complete the Merger, and evidence of the creditworthiness of the equity commitment sources.

The Special Committee and the Board did not consider the Company’s net book value, which is an accounting concept based on historical costs, as a factor because they believed that net book value is not a material indicator of the Company’s value as a going concern but rather is indicative of historical costs (and does not, for example, take into account the future prospects of the Company, market trends and conditions or business risks inherent in a competitive market); and therefore, in their view, is not a relevant measure in the determination as to the fairness of the Merger. The net book value per Share information can be found in “Summary Financial Information — Net Book Value per Company Share” on page 71 of this Transaction Statement.

Except for the Second Proposal and other potential transactions that Mr. Packard indicated in his emails with Duff & Phelps, the Company is not aware of any offers (written or otherwise) other than those made by the Buyer Group, during the past two years for: (i) a merger or consolidation of the Company with or into another company, or vice-versa; (ii) a sale or other transfer of all or any substantial part of the assets of the Company; or (iii) a purchase of the Company’s securities that would enable the holder to exercise control of the Company.

In the course of reaching its conclusion regarding the fairness of the Merger to Unaffiliated Security Holders, the Special Committee and the Board considered financial analyses presented by Duff & Phelps as an indication of the going concern value of the Company. These analyses included among others, comparable companies analysis, precedent transactions analysis, recent 13E-3 transactions, premiums analyses, discounted cash flow analysis as well as other data and considerations presented by Duff & Phelps. All of the material analyses as presented to the Special Committee and the Board are summarized below under the caption “Opinion of the Special Committee’s Financial Advisor” beginning on page 44 of this Transaction Statement. The Special Committee and the Board considered, among others, these analyses and the opinion of Duff & Phelps in reaching its determination as to the fairness of the transactions contemplated by the Merger Agreement, including the Merger, and expressly adopted these analyses and opinions, among other factors considered, in reaching their respective determination as to the fairness of the transactions contemplated by the Merger Agreement, including the Merger.

In their consideration of the fairness of the proposed Merger, the Special Committee and the Board did not undertake an appraisal of the assets of the Company to determine the Company’s liquidation value for Unaffiliated Security Holders, due to the impracticability of determining a liquidation value given the significant execution risk involved in any breakup. In addition, the Special Committee and the Board did not consider the Company’s liquidation value to be a relevant valuation method because they consider the Company to be a viable going concern where value is derived from cash flows generated from its continuing operations, and because the Company will continue to operate its business following the Merger or in the event the Merger is not consummated.

In their consideration of the fairness of the proposed Merger, the Special Committee and the Board did not seek to establish a pre-merger going concern value for the Shares and ADSs to determine the fairness of the merger consideration to Unaffiliated Security Holders because following the Merger the Company will have a significantly different capital structure. However, to the extent the pre-merger going concern value was reflected in the public market trading price of the ADSs prior to announcement of the Proposal, the merger consideration represented a significant premium to the going concern value of the Company.

The Company has not purchased any Shares or ADSs during the past two years. No member of the Buyer Group, nor any of their respective affiliates, has acquired any Shares or ADSs at any time during the past two years.

The foregoing discussion of the information and factors considered and given weight by the Special Committee and the Board in connection with their evaluation of the fairness of the Merger to Unaffiliated Security Holders is not intended to be exhaustive, but includes all material factors considered. The Special Committee and the Board found it impracticable to assign, and did not assign, relative weights to the foregoing factors considered in reaching its conclusions as to the fairness of the Merger to Unaffiliated Security Holders. Rather, the Special Committee and the Board made the fairness determinations on behalf of the Company after considering all of the foregoing factors as a whole.

In addition to the foregoing factors and analyses that supported the Special Committee’s and the Board’s belief that the Merger is fair to Unaffiliated Security Holders, the Special Committee and the Board also weighed the following negative factors:

●	No Future Participation in the Prospects of the Company. Following the consummation of the Merger, Unaffiliated Security Holders will cease to participate in any future earnings of or benefit from any increases in the value of the Company. Only the Buyer Group would benefit from an increase in the value of the Company following the completion of the Merger.

●	No Opportunity for Unaffiliated Security Holders to Vote on the Merger. Because the Merger is being effected pursuant to a “short-form” merger under section 233(7) of Cayman Islands Companies Act, the Merger does not require approval of the Company’s shareholders to effect the Merger if a copy of the Plan of Merger is given to every registered shareholder of the Company unless such shareholder agrees otherwise. Unaffiliated Security Holders will not therefore have the opportunity to vote on the Merger.

●	Impact of Buyer Group’s Voting Power on Competing Proposals. The significant portion of the voting power of the Shares owned by the Buyer Group may have discouraged, and may continue to discourage, potentially interested parties from proposing to acquire the Company at a price that is higher than US$2.30 per ADS or US$0.575 per Share.

●	Termination Fees and Limitation of Liability. The Company’s remedy in the event of a breach of the Merger Agreement by Parent and Merger Sub is limited, under certain circumstances, to receipt of a reverse termination fee of US$2,000,000 or US$2,500,000, and under certain circumstances the Company may not be entitled to a reverse termination fee or expenses at all.

●	Potential Tax Liability of Unaffiliated Security Holders. The taxability of an all-cash transaction to the Unaffiliated Security Holders who are U.S. Holders (as defined under “Special Factors — Material U.S. Federal Income Tax Consequences”) for U.S. federal income tax purposes, and the likely taxability of such a transaction to the Unaffiliated Security Holders in other jurisdictions.

After weighing these negative factors and giving them due consideration, the Special Committee and the Board have concluded that none of these factors, alone or in the aggregate, is significant enough to outweigh the factors and analyses that they considered to support their belief that the Merger is fair to Unaffiliated Security Holders.

In addition, notwithstanding the fact that Unaffiliated Security Holders will not be entitled to vote to approve or disapprove the Merger Agreement and the Plan of Merger, the Special Committee and the Board believed that sufficient procedural safeguards were and are present to ensure that the Merger is procedurally fair to Unaffiliated Security Holders and to permit the Special Committee and the Board to represent effectively the interests of such Unaffiliated Security Holders, which procedural safeguards include the following, which are not listed in any relative order of importance:

●	the consideration and negotiation of the Merger Agreement were conducted entirely under the control and supervision of the Special Committee, which consists of two independent directors, and that no limitations were placed on the Special Committee’s authority;

●	in considering the transaction with the Buyer Group, the Special Committee, consisting solely of independent and disinterested directors, acted solely to represent the interests of Unaffiliated Security Holders, and the Special Committee, on behalf of Unaffiliated Security Holders, had full control of the extensive negotiations with the Buyer Group and its advisors;

●	all of the members of the Special Committee during the entire process were and are independent directors and free from any affiliation with the Buyer Group; in addition, neither of the members of the Special Committee is or ever was an employee of the Company or any of its subsidiaries or affiliates and neither of such members has any financial interest in the Merger that is different from that of Unaffiliated Security Holders, other than the members’ receipt of the Board compensation in the ordinary course, their non-contingent compensation as members of the Special Committee, and their indemnification and liability insurance rights under the Merger Agreement;

●	the Special Committee retained its own legal counsel and financial advisor that are independent from the Buyer Group to assist the Special Committee in connection with the review and consideration of the Merger, and such legal counsel and financial advisor acted solely on behalf of the Special Committee for the purposes of negotiating the terms of the Merger and preparing the opinion concerning the fairness of the transactions contemplated under the Merger Agreement;

●	the Special Committee was empowered, among other things, to review, evaluate, and negotiate the terms of the Merger and to recommend to the Board what action should be taken by the Company, including not to engage in the relevant transactions, including the Merger;

●	the terms and conditions of the Merger Agreement were the product of extensive negotiations between the Special Committee and its advisors, on the one hand, and the Buyer Group and their advisors, on the other hand;

●	the Special Committee held meetings on multiple occasions to consider and review the terms of the Merger Agreement, the Proposed Transaction, and the Second Proposal;

●	the ability of the Special Committee to evaluate bona fide, unsolicited alternative acquisition proposals that may arise between the date of the Merger Agreement and the Effective Time, to furnish confidential information to and conduct negotiations with such third parties and, in certain circumstances, to terminate the Merger Agreement subject to the payment to Parent of a termination fee, and accept a Superior Proposal, consistent with the Special Committee’s fiduciary obligations;

●	the Special Committee did not have any obligation to approve the Merger Agreement, the Plan of Merger, the Merger and the related transactions, or to recommend that the Board approve them;

●	the Special Committee and the Board intend to mail the definitive Transaction Statement to the shareholders of the Company at least 20 days prior to the Effective Date. The Special Committee and the Board intend to effect the Merger in a manner that is in compliance with all procedural requirements under Rule 13e-3 of the Exchange Act and the Cayman Islands Companies Act, in each case to the extent applicable to a “short-form” merger to be effected under the Cayman Islands Companies Act.

As Merger Sub will hold more than 90% of the total voting power in the Company, the Merger will be a “short-form” merger in accordance with Part XVI (and in particular section 233(7)) of the Cayman Islands Companies Act, which does not require approval of the shareholders of the parties to the Merger. The Special Committee and the Board noted that, as a result, the authorization and approval of the Merger Agreement, the Plan of Merger and the transactions thereof, including the Merger, are not subject to approval by a majority of Unaffiliated Security Holders. Nevertheless, the Special Committee and the Board believe the Merger is procedurally fair to Unaffiliated Security Holders because, among other things and in addition to all the procedural safeguards described above, (i) the majority-of-the-minority voting requirement is not customary in going-private transactions involving Cayman Islands companies, and no shareholders’ voting is required at all under the Cayman Islands Companies Act for a “short-form” merger like the Merger, and (ii) various safeguards and protective steps have been adopted to ensure the procedural fairness of the transactions, including without limitation (a) the Board’s formation of the Special Committee and granting to the Special Committee of the authority to review, evaluate, and negotiate (and to ultimately either authorize or reject) the terms of the Merger Agreement, (b) the Special Committee’s retention of, and receipt of advice from, competent and experienced independent legal counsel and an independent financial advisor, and (c) the right of the Company to evaluate bona fide, unsolicited alternative acquisition proposals that may arise between the date of the Merger Agreement and the Effective Time.

Certain directors and executive officers of the Company have interests in the Merger that are different from, and/or in addition to, those of Unaffiliated Security Holders by virtue of their continuing interests in the surviving company after the consummation of the Merger. These interests are described under the caption “Summary — Interests of the Company’s Directors and Executive Officers in the Merger.”

Position of the Buyer Group as to the Fairness of the Merger

Under SEC rules governing going-private transactions, each member of the Buyer Group is required to express their belief as to the fairness of the Merger to the Unaffiliated Security Holders.

Each member of the Buyer Group is making the statements included in this section solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act. The Buyer Group has interests in the Merger that are different from, and/or in addition to, those of the other shareholders or holders of ADSs by virtue of their continuing interests in the Surviving Company after the completion of the Merger. These interests are described under the section entitled “Interests of Certain Persons in the Merger — Interests of the Buyer Group” beginning on page 61.

The Buyer Group believes that the interests of the Unaffiliated Security Holders were represented by the Special Committee, which negotiated the terms and conditions of the Merger Agreement with the assistance of its independent legal and financial advisors. The Buyer Group attempted to negotiate a transaction that would be most favorable to the Buyer Group, rather than to the Unaffiliated Security Holders and, accordingly, did not negotiate the Merger Agreement with the objective of obtaining terms that were substantively and procedurally fair to the Unaffiliated Security Holders. The Buyer Group did not participate in the deliberations of the Special Committee regarding, and did not receive any advice from the Special Committee’s independent legal or financial advisors as to, the fairness of the Merger to the Unaffiliated Security Holders.

Furthermore, none of the members of the Buyer Group or their respective affiliates undertook a formal evaluation of the fairness of the Merger to the Unaffiliated Security Holders. No financial advisor provided any of the members of the Buyer Group with any analysis or opinion with respect to the fairness of the Per Share Merger Consideration of US$0.575 or the Per ADS Merger Consideration of US$2.30 to the Unaffiliated Security Holders.

Based on their knowledge and analysis of available information regarding the Company, as well as the factors considered by, and findings of, the Special Committee and the Board discussed under the section entitled “Special Factors — Reasons for the Merger and Position of the Special Committee and the Board” beginning on page 35 and based on the following factors, which are not listed in any relative order of importance, the Buyer Group believe that the Merger is both substantively and procedurally fair to the Unaffiliated Security Holders:

●	The Merger Consideration of US$0.575 per Share or US$2.30 per ADS represents a premium of approximately 47.4% to the closing price of the ADSs on May 23, 2025, the last trading day prior to the Company’s receipt of the Proposal from the Buyer Group on May 26, 2025, and premiums of approximately 39.4% and 35.9% to the volume-weighted average closing prices of the ADSs during the last 30 trading days and 60 trading days, respectively, prior to and including May 23, 2025.

●	The ADSs traded as low as US$1.35 per ADS during the 52-week period prior to the announcement of the execution of the Merger Agreement.

●	Notwithstanding that the fairness opinion of Duff & Phelps was delivered to the Special Committee only and none of the members of the Buyer Group or any of their affiliates was entitled to rely or relied on such opinion, Duff & Phelps rendered its opinion to the Special Committee on October 13, 2025, to the effect that, as of such date and based on and subject to the assumptions, qualifications, limitations and other matters set forth in its opinion, the Per Share Merger Consideration to be received by the holders of Shares (other than the Excluded Shares, the Dissenting Shares and Shares represented by ADSs) and the Per ADS Merger Consideration to be received by the holders of ADSs (other than ADSs representing the Excluded Shares), in the Merger are fair, from a financial point of view, to such holders.

●	The Special Committee unanimously recommended that the Board authorize and approve the Merger Agreement, the Plan of Merger and the consummation of the Transactions, and, based in part upon the unanimous recommendation of the Special Committee, the Board determined that the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, are fair to and in the best interests of the Company.

●	The Company has the ability, under certain circumstances, to seek specific performance to prevent breaches of the Merger Agreement and to enforce specifically the terms of the Merger Agreement, including consummation of the Merger.

●	The Merger Consideration to be paid to the Unaffiliated Security Holders is all cash, allowing the Unaffiliated Security Holders to immediately realize a certain and fair value for all of their Shares and/or ADSs.

●	The limited nature of the conditions to completion of the Merger as provided by the Merger Agreement, including the absence of any financing condition in the Merger Agreement, increases the likelihood that the Merger will be consummated and that the consideration to be paid to the Unaffiliated Security Holders will be received.

●	The current state of the economy, debt financing markets and uncertainty surrounding forecasted economic conditions in the near term and the long term, both globally and in the countries where the Company conducts business, which could negatively affect the Company’s financial performance.

The Buyer Group’s consideration of the factors described above reflects their assessment of the fairness of the Merger Consideration of US$0.575 per Share or US$2.30 per ADS, without interest and net of any withholding taxes, payable in the Merger to the Unaffiliated Security Holders.

The Buyer Group did not consider the liquidation value of the Company’s assets as a factor because the Buyer Group considers the Company to be a viable going-concern business where value is derived from cash flows generated from its continuing operations. The Buyer Group views the trading history of the Shares and ADSs as an indication of the Company’s going-concern value, and, accordingly, did not believe liquidation value to be relevant to a determination as to the fairness of the Merger.

The Buyer Group did not consider the Company’s net book value as an important factor in determining the fairness of the merger consideration to the Unaffiliated Security Holders, as the Buyer Group believes that the net book value, which is an accounting concept based on historical costs and does not take into account the future prospects of the Company, market conditions, trends in the industry or the business risks inherent in competing with other companies in the industry, does not provide any meaningful indication of the Company’s current value, and does not provide any useful reference point for determining such fairness.

While the Buyer Group considered the Company’s current and anticipated business, financial condition, results of operations, prospects, and other forward-looking matters, the Buyer Group did not calculate a pre-merger going-concern value of the Company as a public company because the Company will have a different shareholding structure following the completion of the Merger. As a result, the Buyer Group does not believe that the going-concern value of the Company is an appropriate indicator to determine the fairness of the Merger to the Unaffiliated Security Holders. However, to the extent the pre-merger going-concern value was reflected in the public market trading price of the ADSs prior to announcement of the Proposal, the Merger Consideration of US$0.575 per Share or US$2.30 per ADS represents a significant premium to the going-concern value of the Company.

The Buyer Group did not perform or receive any independent reports, opinions or appraisals from any third party related to the Merger, and thus did not consider any such reports, opinions or appraisals in determining the substantive and procedural fairness of the Merger to the Unaffiliated Security Holders.

The Buyer Group believes that the Merger is also procedurally fair to the Unaffiliated Security Holders based on the following factors, which are not listed in any relative order of importance:

●	The consideration and negotiation of the Merger Agreement on behalf of the Company was conducted entirely under the control and supervision of the Special Committee, which consists of two independent directors, each of whom is an outside, non-employee director.

●	In considering the Transactions, the Special Committee acted solely to represent the interests of the Unaffiliated Security Holders, and the Special Committee had independent control of the negotiations with the Buyer Group on behalf of the Unaffiliated Security Holders.

●	All of the members of the Special Committee during the entire process were and are independent directors and free from any affiliation with any entities of the Buyer Group; in addition, none of the Special Committee members is or ever was an employee of the Company or any of its subsidiaries or affiliates and no Special Committee member has any financial interest in the Merger that is different from that of the Unaffiliated Security Holders other than (i) the receipt of Board and Special Committee compensation (which are not contingent upon the completion of the Merger or the Special Committee’s or the Board’s recommendation of the Merger), and (ii) their indemnification and liability insurance rights under the Merger Agreement.

●	The Special Committee was assisted in negotiations with the Buyer Group and in its evaluation of the Merger by Duff & Phelps as its financial advisor and Gibson Dunn as its legal counsel.

●	The Special Committee was empowered, among other things, to review, evaluate, and negotiate the terms of the Merger and to recommend the Board what action should be taken by the Company, including not to engage in the Merger.

●	The Special Committee met regularly to consider and review the terms of the Merger Agreement and the Transactions, including the Merger.

●	The recognition by the Special Committee and the Board that it had no obligation to recommend the Transactions.

●	The terms and conditions of the Merger Agreement were the product of extensive negotiations between the Special Committee and its advisors, on the one hand, and the Buyer Group and its advisors, on the other hand.

●	The Buyer Group did not participate in or have any influence over the deliberations of, or the conclusions reached by, the Special Committee or the negotiating positions of the Special Committee.

●	The Special Committee and, acting upon the unanimous recommendation of the Special Committee, the Board (other than the Mr. Zhou and Ms. Shuting Zhou, who recused themselves from the board meeting on October 13, 2025) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, are in the best interests of Unaffiliated Security Holders.

●	Under the terms of the Merger Agreement, prior to Closing, the Company has the ability to consider any proposal regarding a competing transaction reasonably likely to lead to a Superior Proposal, subject to compliance with the terms and conditions of the Merger Agreement.

●	Under the terms of the Merger Agreement, the Company has the ability to terminate the Merger Agreement in connection with a Superior Proposal, subject to compliance with the terms and conditions of the Merger Agreement.

●	The Board and the Special Committee have the ability, under certain circumstances, to change, withhold, withdraw, qualify or modify the recommendation of the Board and the Special Committee.

●	The Merger Agreement requires the Buyer Group to pay a reverse termination fee of US$2,000,000 or US$2,500,000 if the Merger Agreement is terminated under certain circumstances.

●	The availability of dissenters’ rights to the shareholders who comply with the procedures under the Cayman Islands Companies Act for exercising dissenters’ rights, which allow such holders to receive the fair value of their Shares as determined by the Court.

The foregoing is a summary of the information and factors considered and given weight by the Buyer Group in connection with their evaluation of the fairness of the Merger to the Unaffiliated Security Holders, which is not intended to be exhaustive, but is believed by the Buyer Group to include all material factors considered by them. The Buyer Group did not find it practicable to assign, and did not assign, relative weights to the individual factors considered in reaching their conclusion as to the fairness of the Merger to the Unaffiliated Security Holders. Rather, their fairness determination was made after consideration of all of the foregoing factors as a whole.

Certain Financial Projections

The Company does not generally make public detailed financial forecasts or internal projections as to future performance, revenues, earnings, or financial condition. However, the Company’s management provided financial projections for the years ending August 31, 2025 through August 31, 2030 (the “Management Projections”) in connection with Duff & Phelps’s financial analyses of the Merger. The Management Projections, which were based on the Company’s management’s estimates of the Company’s future financial performance as of the date provided, were prepared by the Company’s management for internal use by the Special Committee and for use by Duff & Phelps in its financial analysis.

The inclusion of the Management Projections should not be regarded as an indication that the Company, the Board, the Special Committee, or Duff & Phelps considered, or now considers, the Management Projections to be a reliable prediction of future results. Neither the Company’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. No person has made or makes any representation or warranty to any person, including any shareholder of the Company, regarding the information included in the Management Projections.

The Management Projections were prepared by the Company’s management in September 2025 based on certain assumptions that management then believed to be potentially achievable. Although the Management Projections were prepared in good faith by the Company’s management, no assurance can be made regarding future events and actual results may be significantly higher or lower than forecasted by the Management Projections. The Management Projections also reflect assumptions as of their respective time of preparation as to certain business decisions that are subject to change. Although presented with numerical specificity, the Management Projections are based upon a variety of estimates and numerous assumptions made by management with respect to, among other matters, industry, economic, business performance, tax, regulatory, geopolitical, market, and financial conditions and the factors described in “Cautionary Note Regarding Forward-Looking Statements,” all of which are difficult to predict, are subject to significant economic and competitive uncertainties, and are beyond the Company’s control.

In preparing the Management Projections, the Company’s management necessarily made certain assumptions about future financial factors affecting its business. The main assumptions underlying the Management Projections are:

●	the Company would continue to operate as a standalone company and do not reflect any impact of the Proposed Transaction;

●	the Renminbi and the overall economy in China will remain stable;

●	the Company’s effective tax rate is assumed to be in line with management’s expectations, primarily taking into account the 5% income tax rate applicable to certain PRC subsidiaries that qualify as “small-scale minimal profit enterprises,” the 25% income tax rate for other PRC resident subsidiaries, the 25% income tax rate for subsidiaries operating in the UK, and the two-tiered income tax rates of 8.25% and 16.5% for subsidiaries operating in Hong Kong;

●	there will be no material adverse change in the competition, the industry, and relevant regulations affecting the Company;

●	there will be no material adverse change in government regulations of the industry or the financial markets in general; and

●	there is no material adverse change in the financial condition and prospects of the Company.

Furthermore, the Management Projections do not take into account any failure of the Merger to be completed and should not be viewed as reflective of management’s expectations under those circumstances. In addition, because the Management Projections cover multiple years, such information by its nature becomes less reliable with each successive year. As a result, there can be no assurance that the estimates and assumptions made in preparing the Management Projections will prove accurate, that the projected results will be realized, or that actual results will not be significantly higher or lower than projected results. The Management Projections cannot, therefore, be considered a guaranty of future operating results, and this information should not be relied on as such.

Except to the extent required by law, the Company does not intend to update or otherwise revise the Management Projections to reflect circumstances existing after the date they were prepared or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying such prospective financial information are no longer appropriate. None of the Company or its affiliates, advisors, officers, directors, or representatives has made or makes any representation to any shareholder or other person regarding the ultimate performance of the Company compared to the information contained in the projections or that projected results will be achieved.

The Management Projections were not prepared with a view toward public disclosure, the published guidelines of the SEC regarding financial projections and forecasts, or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial projections and forecasts. Neither the Company’s independent registered public accounting firm nor any other independent registered public accounting firm has examined, compiled, or otherwise performed any procedures with respect to the prospective financial information contained in the Management Projections and, accordingly, neither the Company’s independent registered public accounting firm nor any other independent registered public accounting firm has expressed any opinion or given any other form of assurance on such information or its achievability, and assumes no responsibility for, and disclaims any association with, the prospective financial information.

The following tables set forth the Management Projections delivered by our management to Duff & Phelps on September 27, 2025, which were considered by the Special Committee in connection with its analysis of the Merger and Duff & Phelps in connection with its financial analyses of the Proposed Transaction and delivery of its opinion.

	Management Projections
	2025P	2026P	2027P	2028P	2029P	2030P
	(in RMB millions except percentages)
Revenue	1,611.50	1,413.20	1,425.82	1,524.48	1,630.01	1,715.09

Cost of Revenue	(1,214.53)	(1,063.88)	(1,068.94)	(1,116.13)	(1,175.61)	(1,230.15)

Gross Profit	396.97	349.32	356.88	408.34	454.40	484.94
Margin %	24.63%	24.72%	25.03%	26.79%	27.88%	28.27%

EBIT	(1.27)	(41.02)	(37.53)	(1.13)	28.21	42.27
Margin %	(0.08%)	(2.90%)	(2.63%)	(0.07%)	1.73%	2.46%

Capital Expenditures (1)	31.60	29.86	29.59	29.62	29.66	29.69

Net Working Capital	(662.77)	(496.84)	(507.42)	(544.89)	(583.49)	(614.40)

Notes:

(1)	Capital expenditures include acquisition of property, plant and equipment and intangible assets.

Duff & Phelps, as the Special Committee’s financial advisor, reviewed with the Special Committee certain financial analyses that were based, in part, on the Management Projections summarized above. For additional information regarding the analyses by the Special Committee’s financial advisor, see “Discussion Materials prepared by Kroll, LLC for discussion with the Special Committee, dated as of October 13, 2025” filed as Exhibit (c)(2) to this Transaction Statement and “Special Factors — Opinion of the Special Committee’s Financial Advisor.”

The Management Projections are forward-looking statements. For information on factors that may cause the Company’s future financial results to materially vary, see “Cautionary Note Regarding Forward-Looking Statements” of this Transaction Statement and “Item 3. Key Information — D. Risk Factors” included in the Company’s Annual Report, which is incorporated by reference into this Transaction Statement.

Opinion of the Special Committee’s Financial Advisor

Pursuant to an engagement letter dated June 20, 2025 (the “D&P Engagement Letter”), the Special Committee engaged Duff & Phelps to serve as its independent financial advisor and to deliver a fairness opinion in connection with the Merger. Duff & Phelps is an internationally recognized financial services firm that, among other things, is regularly engaged in the investment banking business, including the valuation of businesses and securities in connection with mergers and acquisitions, underwritings and private placements of securities, and other investment banking services.

At the meeting of the Special Committee on October 13, 2025, Duff & Phelps rendered its oral opinion (which was subsequently confirmed in writing by delivery of its written opinion later on the same date) to the Special Committee that, as of such date and based on and subject to the assumptions, qualifications, limitations and other matters set forth in its opinion, the Per Share Merger Consideration to be received by the holders of Shares (other than the Excluded Shares, the Dissenting Shares and Shares represented by ADSs) and the Per ADS Merger Consideration to be received by the holders of ADSs (other than ADSs representing the Excluded Shares), in the Merger are fair, from a financial point of view, to such holders. No limitations were imposed by the Special Committee upon Duff & Phelps with respect to the investigations made or procedures followed by it in rendering its opinion.

The full text of the written opinion of Duff & Phelps, dated October 13, 2025, which sets forth the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken, is incorporated as Exhibit (c)(1) to this Transaction Statement and is incorporated herein by reference in its entirety. The summary of the opinion of Duff & Phelps set forth in this Transaction Statement is qualified in its entirety by reference to the full text of such opinion. The shareholders of the Company are urged to read the opinion in its entirety. Duff & Phelps’ opinion is addressed to the Special Committee (in its capacity as such), and is directed only to the fairness, from a financial point of view, the Per Share Merger Consideration to be received by the holders of Shares (other than the Excluded Shares, the Dissenting Shares and Shares represented by ADSs) and the Per ADS Merger Consideration to be received by the holders of ADSs (other than ADSs representing the Excluded Shares). The Per ADS Merger Consideration and the Per Share Merger Consideration were determined through arms-length negotiations between the Special Committee and its advisors on the one hand, and the Buyer Group and its advisors on the other hand, and were approved by the Special Committee and then the Board, and Duff & Phelps did not recommend any specific amount of consideration for the Merger or that any specific amount of consideration constituted the only appropriate consideration for the Merger. Duff & Phelps has consented to the inclusion of its opinion in its entirety and the description thereof in this Transaction Statements and any other filing the Company is required to make with the SEC in connection with the Merger if such inclusion is required by applicable law.

In connection with its opinion, Duff & Phelps made such reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation in general, and with respect to similar transactions in particular. Duff & Phelps’ procedures, investigations and financial analyses with respect to the preparation of its opinion included, but were not limited to, the items summarized below:

●	Reviewed the Company’s annual reports and audited financial statements on Form 20-F filed with the Securities and Exchange Commission for the years ended August 31, 2023 and August 31, 2024;

●	Reviewed certain unaudited and segment financial information for the Company for the years ended August 31, 2023 and August 31, 2024 and the eleven months ended July 31, 2025, provided to Duff & Phelps by the management of the Company and which the management of the Company identified as being the most current financial statements available;

●	Reviewed the Management Projections prepared and provided to Duff & Phelps by the management of the Company, upon which Duff & Phelps has relied, with the Company’s and the Special Committee’s consent, in performing its analysis;

●	Reviewed other internal documents relating to the history, current operations, and probable future outlook of the Company, provided to Duff & Phelps by the management of the Company;

●	Reviewed a letter dated October 9, 2025 from the management of the Company, which made certain representations as to historical financial information for the Company, the Management Projections and the underlying assumptions of such projections (the “Management Representation Letter”); and

●	Reviewed a draft of the Merger Agreement dated October 11, 2025;

●	Discussed the information referred to above and the background and other elements of the Proposed Transaction with the management of the Company;

●	Discussed with the management of the Company its plans and intentions with respect to the management and operation of the Company’s business;

●	Reviewed the historical trading price and trading volume of the ADSs and the publicly traded securities of certain other companies that Duff & Phelps deemed relevant;

●	Performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques, including a discounted cash flow analysis, an analysis of selected public companies that Duff & Phelps deemed relevant, and an analysis of selected transactions that Duff & Phelps deemed relevant; and

●	Conducted such other analyses and considered such other factors as Duff & Phelps deemed appropriate.

In performing its analyses and rendering its opinion with respect to the Merger, Duff & Phelps, with the Company’s and the Special Committee’s consent:

●	relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided by private sources, including the management of the Company, and did not independently verify such information;

●	relied upon the fact that the Special Committee, the Board and the Company have been advised by counsel as to all legal matters with respect to the Merger, including whether all procedures required by law to be taken in connection with the Merger have been duly, validly, and timely taken;

●	assumed that the Management Projections and any other estimates, evaluations, forecasts, and projections furnished to Duff & Phelps were reasonably prepared and based upon the best currently available information and good faith judgment of the person(s) furnishing the same, and Duff & Phelps expresses no opinion with respect to such estimates, evaluations, forecasts, or projections or the underlying assumptions thereof;

●	assumed that information supplied and representations made by the management of the Company are substantially accurate regarding the Company and the Merger;

●	assumed that the representations and warranties made in the Merger Agreement and the Management Representation Letter are substantially accurate;

●	assumed that the final versions of all documents reviewed by Duff & Phelps in draft form conform in all material respects to the drafts reviewed;

●	assumed that there has been no material change in the assets, liabilities (contingent or otherwise), financial condition, results of operations, business, or prospects of the Company since the date of the most recent financial statements and other information made available to Duff & Phelps, and that there is no information or facts that would make the information reviewed by Duff & Phelps incomplete or misleading;

●	assumed that all of the conditions required to implement the Merger will be satisfied and that the Merger will be completed in accordance with the Merger Agreement without any amendments thereto or any waivers of any terms or conditions thereof; and

●	assumed that all governmental, regulatory, or other consents and approvals necessary for the consummation of the Merger will be obtained without any adverse effect on the Company or the contemplated benefits expected to be derived from the Merger.

To the extent that any of the foregoing assumptions or any of the facts on which the opinion is based prove to be untrue in any material respect, Duff & Phelps’ opinion cannot and should not be relied upon. Furthermore, in Duff & Phelps’ analysis and in connection with the preparation of its opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Merger.

Duff & Phelps prepared its opinion effective as of October 13, 2025. Its opinion was necessarily based upon market, economic, financial, and other conditions as they existed and can be evaluated as of the date thereof, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion which may come or be brought to the attention of Duff & Phelps after the date thereof.

Duff & Phelps did not evaluate the Company’s solvency or conduct an independent appraisal or physical inspection of any specific assets or liabilities (contingent or otherwise). Duff & Phelps has not been requested to, and did not, (i) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Merger, the assets, businesses or operations of the Company, or any alternatives to the Merger, (ii) negotiate the terms of the Merger, and therefore, Duff & Phelps has assumed that such terms are the most beneficial terms from the Company’s perspective that could, under the circumstances, be negotiated among the parties to the Merger Agreement and the Merger, or (iii) advise the Special Committee or any other party with respect to alternatives to the Merger. Duff & Phelps did not undertake an independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims, or other contingent liabilities to which the Company is or may be a party or subject, or of any governmental investigation of such matters.

Duff & Phelps was not expressing any opinion as to the market price or value of the Company’s Shares or ADSs (or anything else) prior to or after the announcement or consummation of the Merger. Duff & Phelps’ opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of the Company’s creditworthiness, tax advice, or accounting advice. Duff & Phelps has not made, and assumes no responsibility to make, any representation or render any opinion as to any legal matter.

In rendering its opinion, Duff & Phelps was not expressing any opinion with respect to the amount or nature of any compensation to any of the Company’s officers, directors, or employees, or any class of such persons, relative to the Per Share Merger Consideration or Per ADS Merger Consideration, or with respect to the fairness of any such compensation.

Duff & Phelps’ opinion was furnished for the use and benefit of the Special Committee in connection with its consideration of the Merger and is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, by any other person or for any other purpose, without Duff & Phelps’ express consent, except that a copy of its opinion may be provided to the Board and included in the filings with the SEC in relation to the Merger. Duff & Phelps’ opinion (i) does not address the merits of the underlying business decision to enter into the Merger versus any alternative strategy or transaction; (ii) does not address any transaction related to the Merger; (iii) is not a recommendation as to how the Special Committee, the Board or any other person (including security holders of the Company) should vote or act with respect to any matters relating to the Merger, or whether to proceed with the Merger or any related transaction; and (iv) does not indicate that the Per Share Merger Consideration or Per ADS Merger Consideration is the best possibly attainable under any circumstances; instead, it merely states whether the Per Share Merger Consideration and Per ADS Merger Consideration are within a range suggested by certain financial analyses. The decision as to whether to proceed with the Merger or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which the opinion is based. Duff & Phelps’ opinion should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party.

Duff & Phelps’ opinion is solely that of Duff & Phelps, and Duff & Phelps’ liability in connection with the opinion shall be limited in accordance with the terms set forth in the D&P Engagement Letter. Duff & Phelps’ opinion is confidential, and its use and disclosure are strictly limited in accordance with the terms set forth in the D&P Engagement Letter.

Summary of Financial Analysis

Set forth below is a summary of the material analyses performed by Duff & Phelps in connection with the delivery of its opinion to the Special Committee. This summary is qualified in its entirety by reference to the full text of Duff & Phelps’ opinion, attached hereto as Exhibit (c)(1) to this Transaction Statement. While this summary describes the analyses and factors that Duff & Phelps deemed material in its presentation to the Special Committee, it is not a comprehensive description of all analyses and factors considered by Duff & Phelps. The preparation of a fairness opinion is a complex process that involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis. In arriving at its opinion, Duff & Phelps did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Duff & Phelps believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it in rendering the fairness opinion without considering all analyses and factors could create a misleading or incomplete view of the evaluation process underlying its opinion. The conclusion reached by Duff & Phelps was based on all analyses and factors taken as a whole, and also on the application of Duff & Phelps’ own experience and judgment.

The financial analyses summarized below include information presented in tabular format. In order for Duff & Phelps’ financial analyses to be fully understood, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Duff & Phelps’ financial analyses.

Discounted Cash Flow Analysis

Duff & Phelps performed a discounted cash flow analysis of the projected future unlevered free cash flows attributable to the Company for the fiscal years ending August 31, 2025 through August 31, 2030, with unlevered “free cash flow” defined as cash that is available either to reinvest or to distribute to security holders. The discounted cash flow analysis was used to determine the net present value of estimated future free cash flows using a weighted average cost of capital as the applicable discount rate. For the purposes of its discounted cash flow analysis, Duff & Phelps used and relied upon the Management Projections, which are described in this Transaction Statement in the section entitled “Special Factors — Certain Financial Projections” beginning on page 42. The costs associated with the Company being a publicly-listed company, as provided by the management of the Company, were excluded from the Management Projections because such costs would likely be eliminated as a result of the Merger.

Duff & Phelps estimated the net present value of all cash flows attributable to the Company after fiscal year 2030 (the “Terminal Value”) using a perpetuity growth formula assuming terminal growth rates ranging from 4.0%-5.0% for the Company’s schools business and operations (collectively, the “Overseas Schools Business”) and 3.0%-4.0% for the Company’s businesses and operations other than the Overseas Schools Business (collectively, the “Study Counselling & Others Business”), which took into consideration an estimate of the expected long-term growth rate of the Chinese economy and the Company’s business. Duff & Phelps used discount rates ranging from 14.0% to 16.0% for the Overseas Schools Business and 15.0%-17.0% for the Study Counselling & Others Business, reflecting Duff & Phelps’ estimate of the Overseas Schools Business’s and the Study Counselling & Others Business’s weighted average cost of capital, to discount the projected free cash flows and the Terminal Value. Duff & Phelps estimated the Overseas Schools Business’s and the Study Counselling & Others Business’s weighted average cost of capital by estimating the weighted average of the Overseas Schools Business’s and the Study Counselling & Others Business’s cost of equity (derived using the capital asset pricing model) and the Overseas Schools Business’s and the Study Counselling & Others Business’s after-tax cost of debt respectively. Duff & Phelps believes that these ranges of discount rates are consistent with the rate of return that security holders could expect to realize on alternative investment opportunities with similar risk profiles.

Based on these assumptions, Duff & Phelps’ discounted cash flow analysis resulted in an estimated enterprise value for the Company of RMB 124.8 million to RMB 225.8 million and a range on implied values of the Company’s ADSs of US$2.12 to US$2.57.

Selected Public Companies and Merger and Acquisition Transactions Analyses

Duff & Phelps analyzed selected public companies and selected merger and acquisition transactions for purposes of estimating valuation multiples with which to calculate a range of implied enterprise values of the Overseas Schools Business and the Study Counselling & Others Business. This collective analysis was based on publicly available information and is described in more detail in the sections that follow.

The companies used for comparative purposes in the following analysis were not directly comparable to the Overseas Schools Business and the Study Counselling & Others Business, and the transactions used for comparative purposes in the following analysis were not directly comparable. Duff & Phelps does not have access to nonpublic information of any of the companies used for comparative purposes. Accordingly, a complete valuation analysis of the Overseas Schools Business, the Study Counselling & Others Business and the Company itself and the Merger cannot rely solely upon a quantitative review of the selected public companies and selected transactions, but involves complex considerations and judgments concerning differences in financial and operating characteristics of such companies and targets, as well as other factors that could affect their value relative to that of the Overseas Schools Business and the Study Counselling & Others Business. Therefore, the selected public companies and the selected merger and acquisition transactions analyses are subject to certain limitations.

Overseas Schools Business

Selected Public Companies Analysis. Duff & Phelps compared certain financial information of the Overseas Schools Business to corresponding data and ratios from publicly traded companies in the education industry that Duff & Phelps deemed relevant to its analysis. For purposes of its analysis, Duff & Phelps used certain publicly available historical financial data and consensus equity analyst estimates for the selected publicly traded companies. The seventeen companies included in the selected public company analysis in the education industry were:

●	China Education Group Holdings Limited

●	China Kepei Education Group Limited

●	China Maple Leaf Educational Systems Limited

●	China YuHua Education Corporation Limited

●	Four Seasons Education (Cayman) Inc.

●	Lixiang Education Holding Co., Ltd.

●	Virscend Education Company Limited

●	Wisdom Education International Holdings Company Limited

●	XJ International Holdings Co., Ltd.TAL Education Group

●	AcadeMedia AB (publ)

●	Ataa Educational Company

●	Bright Horizons Family Solutions Inc.

●	Kyoshin Co., Ltd.

●	Meiko Network Japan Co., Ltd.

●	National Company for Learning and Education

●	Taaleem Holdings PJSC

●	Waseda Academy Co., Ltd.

Duff & Phelps selected these companies for its analysis based on their relative similarity, primarily in terms of business model, to that of the Overseas Schools Business.

The tables below summarize certain observed trading multiples and historical and projected financial performance, on an aggregate basis, of the selected public companies. The estimates for 2025, 2026 and 2027 in the tables below with respect to the selected public companies were derived based on information for the 12-month periods ending closest to the calendar year ends for which information was available. Data related to the Overseas Schools Business’s earnings before interest, taxes, depreciation, and amortization (“EBITDA”) were adjusted for purposes of this analysis to eliminate public company costs, transaction costs and non-recurring income (expenses).

Due to the limited comparability of the selected public companies’ financial metrics relative to the Overseas Schools Business, rather than applying a range of selected multiples from a review of the public companies, Duff & Phelps reviewed various valuation multiples for the Overseas Schools Business implied by the valuation range determined from the discounted cash flow analysis in the context of the Overseas Schools Business’s relative size, growth in revenue and profits, profit margins, capital spending and other characteristics that it deemed relevant.

	REVENUE GROWTH				EBITDA GROWTH				EBITDA MARGIN
Company Name	2024	2025	2026	2027	2024	2025	2026	2027	2-YR AVG	2025	2026	2027

China Education Companies
China Education Group Holdings Limited	17.1%	10.3%	7.2%	6.6%	14.2%	16.8%	3.8%	3.6%	50.5%	52.9%	51.2%	49.7%
China Kepei Education Group Limited	11.6%	NA	NA	NA	4.8%	NA	NA	NA	58.8%	NA	NA	NA
China Maple Leaf Educational Systems Limited	6.7%	NA	NA	NA	19.0%	NA	NA	NA	33.9%	NA	NA	NA
China YuHua Education Corporation Limited	4.4%	2.2%	6.4%	3.8%	-3.1%	27.6%	1.0%	1.1%	51.2%	61.5%	58.4%	56.8%
Four Seasons Education (Cayman) Inc.	100.1%	NA	NA	NA	NM	NA	NA	NA	-2.8%	NA	NA	NA
Lixiang Education Holding Co., Ltd.	-35.5%	NA	NA	NA	NM	NA	NA	NA	-109.3%	NA	NA	NA
Virscend Education Company Limited	25.3%	NA	NA	NA	26.0%	NA	NA	NA	31.9%	NA	NA	NA
Wisdom Education International Holdings Company Limited	-43.3%	NA	NA	NA	-66.0%	NA	NA	NA	35.3%	NA	NA	NA
XJ International Holdings Co., Ltd.	4.2%	NA	NA	NA	-5.9%	NA	NA	NA	34.5%	NA	NA	NA

Mean	10.1%	6.2%	6.8%	5.2%	-1.6%	22.2%	2.4%	2.3%	20.4%	57.2%	54.8%	53.3%
Median	6.7%	6.2%	6.8%	5.2%	4.8%	22.2%	2.4%	2.3%	34.5%	57.2%	54.8%	53.3%

Global Education Companies
AcadeMedia AB (publ)	11.5%	16.7%	4.4%	3.9%	14.0%	5.6%	4.4%	3.6%	10.6%	9.4%	9.4%	9.4%
Ataa Educational Company	0.2%	12.4%	7.4%	NA	7.7%	25.9%	5.3%	NA	27.2%	31.5%	30.9%	NA
Bright Horizons Family Solutions Inc.	11.1%	8.3%	6.8%	8.3%	39.0%	13.6%	12.4%	12.1%	12.6%	14.7%	15.5%	16.0%
Kyoshin Co., Ltd.	1.4%	0.2%	3.8%	NA	-18.2%	NA	NA	NA	6.7%	NA	NA	NA
Meiko Network Japan Co., Ltd.	8.2%	10.3%	5.2%	5.7%	-0.9%	56.5%	7.8%	7.7%	6.4%	8.7%	8.9%	9.1%
National Company for Learning and Education	36.7%	5.6%	12.0%	12.1%	67.7%	8.7%	10.5%	12.3%	31.7%	35.9%	35.4%	35.5%
Taaleem Holdings PJSC	19.2%	2.7%	37.1%	13.7%	7.5%	16.0%	44.2%	8.9%	24.8%	26.6%	27.9%	26.8%
Waseda Academy Co., Ltd.	6.7%	8.4%	6.6%	6.7%	18.8%	3.3%	11.9%	7.1%	13.2%	13.3%	14.0%	14.0%

Mean	11.9%	8.1%	10.4%	8.4%	17.0%	18.5%	13.8%	8.6%	16.7%	20.0%	20.3%	18.5%
Median	9.6%	8.3%	6.7%	7.5%	10.8%	13.6%	10.5%	8.3%	12.9%	14.7%	15.5%	15.0%

Aggregate Mean	10.9%	7.7%	9.7%	7.6%	8.3%	19.3%	11.2%	7.0%	18.7%	28.3%	28.0%	27.2%
Aggregate Median	8.2%	8.3%	6.7%	6.6%	7.7%	16.0%	7.8%	7.4%	27.2%	26.6%	27.9%	21.4%

The Company - Overseas Schools	17.5%	4.4%	0.4%	7.1%	NM	NM	NM	NM	-7.1%	-6.8%	-6.0%	-3.8%

ENTERPRISE VALUE AS MULTIPLE OF
	LTM	2025	2026	2027	LTM	2025	2026	2027
Company Name	EBITDA	EBITDA	EBITDA	EBITDA	Revenue	Revenue	Revenue	Revenue
China Companies
China Education Group Holdings Limited	4.4x	3.9x	3.8x	3.6x	2.20x	2.11x	1.97x	1.85x
China Kepei Education Group Limited	2.7x	NA	NA	NA	1.46x	NA	NA	NA
China Maple Leaf Educational Systems Limited	10.9x	NA	NA	NA	3.29x	NA	NA	NA
China YuHua Education Corporation Limited	1.1x	1.0x	1.0x	1.0x	0.65x	0.65x	0.62x	0.59x
Four Seasons Education (Cayman) Inc.	NM	NA	NA	NA	NM	NA	NA	NA
Lixiang Education Holding Co., Ltd.	2.1x	NA	NA	NA	NM	NA	NA	NA
Virscend Education Company Limited	7.2x	NA	NA	NA	2.47x	NA	NA	NA
Wisdom Education International Holdings Company Limited	11.4x	NA	NA	NA	3.21x	NA	NA	NA
XJ International Holdings Co., Ltd.	3.2x	NA	NA	NA	1.09x	NA	NA	NA

Mean	5.4x	2.5x	2.4x	2.3x	2.05x	1.38x	1.29x	1.22x
Median	3.8x	2.5x	2.4x	2.3x	2.20x	1.38x	1.29x	1.22x

Other Global Companies
AcadeMedia AB (publ)	5.2x	5.3x	5.1x	4.9x	1.14x	1.05x	1.01x	0.97x
Ataa Educational Company	17.1x	13.9x	13.1x	NA	6.05x	5.38x	5.01x	NA
Bright Horizons Family Solutions Inc.	15.4x	14.6x	13.0x	11.6x	2.24x	2.15x	2.02x	1.86x
Kyoshin Co., Ltd.	2.7x	NA	NA	NA	0.18x	0.18x	0.17x	NA
Meiko Network Japan Co., Ltd.	2.1x	1.9x	1.7x	1.6x	0.20x	0.19x	0.18x	0.17x
National Company for Learning and Education	25.3x	27.8x	25.1x	22.4x	8.87x	11.23x	10.02x	8.94x
Taaleem Holdings PJSC	16.2x	14.1x	9.8x	9.0x	4.09x	3.98x	2.90x	2.55x
Waseda Academy Co., Ltd.	6.7x	6.5x	5.8x	5.4x	0.93x	0.86x	0.81x	0.76x

Mean	11.3x	12.0x	10.5x	9.1x	2.96x	3.13x	2.76x	2.54x
Median	11.0x	13.9x	9.8x	7.2x	1.69x	1.60x	1.51x	1.42x

Aggregate Mean	8.4x	9.9x	8.7x	7.4x	2.54x	2.78x	2.47x	2.21x
Aggregate Median	6.0x	6.5x	5.8x	5.1x	2.20x	1.58x	1.49x	1.41x

Notes:

The Overseas Schools Business’s EBITDA is adjusted to exclude public company costs and non-recurring items as provided by the management of the Company.

Enterprise Value = (Market Capitalization) + (Debt + Preferred Stock + Non-Controlling Interest) - (Cash & Equivalents) - (Net Non-Operating Assets)

EBITDA = Earnings Before Interest, Taxes, Depreciation and Amortization

Source: Capital IQ, Bloomberg, company Filings, annual and interim Reports.

Selected M&A Transactions Analysis. Duff & Phelps compared the Overseas Schools Business to the target companies involved in the selected merger and acquisition transactions listed in the table below. The selection of these transactions was based on, among other things, the target company’s industry, the relative size of the transaction compared to the Overseas Schools Business, and the availability of public information related to the transaction. The selected education services transactions indicated enterprise value to LTM revenue multiples ranging from 1.76x to 3.20x with a median of 2.39x and enterprise value to LTM EBITDA multiples ranging from 7.3x to 12.0x with a median of 9.3x.

The Overseas Schools Business is not directly comparable to the target companies in the selected M&A transactions analysis given certain characteristics of the transactions and the target companies, including business and industry comparability and lack of recent relevant transactions. Therefore, although it reviewed the selected M&A transactions analysis, Duff & Phelps did not select valuation multiples for the Overseas Schools Business based on the selected M&A transactions analysis.

Selected M&A Transaction Analysis
(US$ in millions)

			Enterprise	LTM	LTM	EBITDA	EV /	EV /
Announced	Target Name	Acquirer Name	Value	Revenue	EBITDA	Margin	Revenue	EBITDA
12/31/2024	Dulwich College International School Shanghai	Hillhouse Investment Management, Ltd.	$600	NA	$80	NA	NA	7.5x
12/12/2024	Xueda (Xiamen) Education Technology Group Co., Ltd	Nanjing Xingnaheyuan Venture Capital Partnership (Limited Partnership)	$670	$380	$72	18.9%	1.76x	9.3x
12/10/2024	iPeople, inc.	Ayala Corporation	$209	$92	$29	31.1%	2.27x	7.3x
10/2/2024	Stadio Holdings Limited	ThembiSA Investco 2 Proprietary Limited	$291	$91	$24	26.7%	3.20x	12.0x
4/24/2023	Lumi Gruppen AS	Hanover Investors Management LLP; Hanover Active Equity Fund III SCA SICAV RAIF	$107	$43	$11	25.3%	2.51x	9.9x
Mean							2.44x	9.2x
Median							2.39x	9.3x

Notes:

LTM = Latest Twelve Months

Source: Capital IQ, Bloomberg, company filings, press releases

Study Counselling & Others Business

Selected Public Companies Analysis. Duff & Phelps compared certain financial information of the Study Counselling & Others Business to corresponding data and ratios from publicly traded companies in the study counselling industry that Duff & Phelps deemed relevant to its analysis. For purposes of its analysis, Duff & Phelps used certain publicly available historical financial data and consensus equity analyst estimates for the selected publicly traded companies. The six companies included in the selected public company analysis in the study counselling industry were:

●	China Beststudy Education Group

●	Dashan Education Holdings Limited

●	TAL Education Group

●	EpicQuest Education Group International Limited

●	IDP Education Limited

●	Malvern International Plc

Duff & Phelps selected these companies for its analysis based on their relative similarity, primarily in terms of business model, to that of the Study Counselling & Others Business.

The tables below summarize certain observed trading multiples and historical and projected financial performance, on an aggregate basis, of the selected public companies. The estimates for 2025, 2026 and 2027 in the tables below with respect to the selected public companies were derived based on information for the 12-month periods ending closest to the calendar year ends for which information was available. Data related to the Study Counselling & Others Business’s EBITDA were adjusted for purposes of this analysis to eliminate public company costs, transaction costs and non-recurring income (expenses).

Due to the limited comparability of the selected public companies’ financial metrics relative to the Study Counselling & Others Business, rather than applying a range of selected multiples from a review of the public companies, Duff & Phelps reviewed various valuation multiples for the Study Counselling & Others Business implied by the valuation range determined from the discounted cash flow analysis in the context of the Study Counselling & Others Business’s relative size, growth in revenue and profits, profit margins, capital spending and other characteristics that it deemed relevant.

	REVENUE GROWTH				EBITDA GROWTH				EBITDA MARGIN
Company Name	2024	2025	2026	2027	2024	2025	2026	2027	2-YR AVG	2025	2026	2027

Education Services Companies
China Beststudy Education Group	125.2%	81.7%	24.0%	19.8%	81.8%	62.7%	18.3%	15.7%	28.7%	22.9%	21.9%	21.1%
Dashan Education Holdings Limited	116.0%	NA	NA	NA	NM	NA	NA	NA	-40.3%	NA	NA	NA
TAL Education Group	51.0%	31.9%	23.2%	20.0%	NM	349.6%	71.9%	35.3%	-0.2%	7.4%	10.4%	11.7%
EpicQuest Education Group International Limited	42.7%	NA	NA	NA	NM	NA	NA	NA	-100.8%	NA	NA	NA
IDP Education Limited	-14.9%	-3.7%	9.1%	9.9%	-47.6%	33.8%	20.5%	16%	19.0%	20.1%	22.2%	23.5%
Malvern International Plc	35.7%	NA	NA	NA	-45.1%	NA	NA	NA	1.7%	NA	NA	NA

Mean	59.3%	36.6%	18.8%	16.6%	-3.6%	148.7%	36.9%	22.3%	-15.3%	16.8%	18.2%	18.8%
Median	46.9%	31.9%	23.2%	19.8%	-45.1%	62.7%	20.5%	16.0%	0.7%	20.1%	21.9%	21.1%

The Company - Study Counselling & Others	-15.5%	-23.0%	-32.6%	-14.0%	16.1%	-34.4%	-40.9%	-40.4%	16.7%	16.5%	14.5%	10.1%

ENTERPRISE VALUE AS MULTIPLE OF
	LTM	2025	2026	2027	LTM	2025	2026	2027
Company Name	EBITDA	EBITDA	EBITDA	EBITDA	Revenue	Revenue	Revenue	Revenue

Education Services Companies
China Beststudy Education Group	5.1x	4.3x	3.6x	3.1x	1.45x	1.24x	1.00x	0.83x
Dashan Education Holdings Limited	NM	NA	NA	NA	17.81x	NA	NA	NA
TAL Education Group	16.8x	7.3x	4.8x	3.7x	1.10x	0.89x	0.72x	0.60x
EpicQuest Education Group International Limited	NM	NA	NA	NA	1.70x	NA	NA	NA
IDP Education Limited	13.3x	10.5x	8.8x	7.7x	2.36x	2.45x	2.24x	2.04x
Malvern International Plc	8.9x	NA	NA	NA	0.34x	NA	NA	NA

Mean	11.0x	7.4x	5.7x	4.8x	4.13x	1.52x	1.32x	1.16x
Median	11.1x	7.3x	4.8x	3.7x	1.57x	1.24x	1.00x	0.83x

Notes:

The Study Counselling & Others Business’s EBITDA is adjusted to exclude public company costs and non-recurring items as provided by the management of the Company.

Enterprise Value = (Market Capitalization) + (Debt + Preferred Stock + Non-Controlling Interest) - (Cash & Equivalents) - (Net Non-Operating Assets)

EBITDA = Earnings Before Interest, Taxes, Depreciation and Amortization

Source: Capital IQ, Bloomberg, company Filings, annual and interim Reports.

Selected M&A Transactions Analysis. Duff & Phelps compared the Study Counselling & Others Business to the target companies involved in the selected merger and acquisition transactions listed in the table below. The selection of these transactions was based on, among other things, the target company’s industry, the relative size of the transaction compared to the Study Counselling & Others Business, and the availability of public information related to the transaction. The selected study counselling services transactions indicated enterprise value to LTM revenue multiples ranging from 0.18x to 0.54x with a median of 0.31x and enterprise value to LTM EBITDA multiple of 11.9x.

The Study Counselling & Others Business is not directly comparable to the target companies in the selected M&A transactions analysis given certain characteristics of the transactions and the target companies, including business and industry comparability and lack of recent relevant transactions. Therefore, although it reviewed the selected M&A transactions analysis, Duff & Phelps did not select valuation multiples for the Study Counselling & Others Business based on the selected M&A transactions analysis.

Selected M&A Transaction Analysis
(US$ in millions)

			Enterprise	LTM	LTM	EBITDA	EV /	EV /
Announced	Target Name	Acquirer Name	Value	Revenue	EBITDA	Margin	Revenue	EBITDA
2/24/2025	PeoplePlus Group Limited	Talent International UK Limited	$15	$82	NA	NA	0.18x	NA
12/11/2024	Identity Inc.	Universal Inc.	$13	$24	NA	NA	0.54x	NA
12/19/2023	JOB Just On Business s.p.a.	Openjobmetis S.p.A.	$33	$107	$3	2.6%	0.31x	11.9x
Mean							0.34x	11.9x
Median							0.31x	11.9x

Notes:

LTM = Latest Twelve Months

Source: Capital IQ, Bloomberg, company filings, press releases

Summary of Selected Public Companies /M&A Transactions Analyses

Duff & Phelps noted that while it reviewed the selected public companies and the selected M&A transactions, it did not select valuation multiples for the Overseas Schools Business and the Study Counselling & Others Business based on the selected public companies analysis and the selected M&A transactions analysis for the reasons described in the sections entitled “Selected Public Companies Analysis” and “Selected M&A Transactions Analysis” above, respectively.

Summary of Financial Analyses

The range of estimated enterprise values for the Company that Duff & Phelps derived from its discounted cash flow analysis was within a range of RMB 124.8 million to RMB 225.8 million based on the analyses described above.

Based on the concluded enterprise value, Duff & Phelps estimated the range of common equity value of the Company to be RMB 448.73 million to RMB 542.86 million by:

●	adding cash and cash equivalents of RMB 382.89 million;

●	adding restricted cash of RMB 3.81 million;

●	adding other receivables and deposit of RMB 7.52 million;

●	adding long-term investments of RMB 21.90 million;

●	deducting net amount due to related parties of RMB 33.86 million; and

●	deducting non-controlling interests of RMB 58.33 million to RMB 65.20 million.

Based on the foregoing analysis, Duff & Phelps estimated the value of each ADS to range from US$2.12 to US$2.57 as of the date of its fairness opinion.

Duff & Phelps noted that the Per Share Merger Consideration to be received by the holders of Shares (other than the Excluded Shares, the Dissenting Shares and the Shares represented by ADSs) and the Per ADS Merger Consideration to be received by the holders of ADSs (other than ADSs representing the Excluded Shares) in the Merger were above the range of the per Share value and the per ADS value, respectively, indicated in its analyses.

Duff & Phelps’ opinion was only one of the many factors considered by the Special Committee in its evaluation of the Merger and should not be viewed as determinative of the views of the Special Committee.

Fees and Expenses

As compensation for Duff & Phelps’ services in connection with the rendering of its opinion to the Special Committee, the Company agreed to pay Duff & Phelps a fee of US$480,000, consisting of a nonrefundable retainer of US$240,000 payable upon engagement and US$240,000 payable upon Duff & Phelps’ delivery of its opinion to the Special Committee.

No portion of Duff & Phelps’ fee is refundable or contingent upon the consummation of the Proposed Transaction or the conclusion reached in the opinion. The Company has also agreed to indemnify Duff & Phelps for certain liabilities arising out of its engagement. In addition, the Company has agreed to reimburse Duff & Phelps for its reasonable out-of-pocket expense (including the fees and expenses of outside counsel) incurred in connection with the rendering of its opinion, not to exceed US$55,000.

The terms of the fee arrangements with Duff & Phelps, which the Company believes are customary in transactions of this nature, were negotiated at arm’s length, and the Special Committee and the Board are aware of these fee arrangements.

Other than this engagement to render its opinion to the Special Committee, during the two years preceding the date of its opinion, Duff & Phelps and its affiliates have not had any material relationship with the Company, any members of the Buyer Group or any of their respective affiliates for which compensation has been received or is intended to be received, nor is any such material relationship or related compensation mutually understood to be contemplated.

Buyer Group’s Purposes and Reasons for the Merger

Under the SEC rules governing going-private transactions, the Buyer Group is deemed to be engaged in a going-private transaction and, therefore, required to express its reasons for the Merger to the Unaffiliated Security Holders. The Buyer Group is making the statements included in this section solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act.

For the Buyer Group, the purpose of the Merger is to enable the Buyer Group to acquire, directly or indirectly, 100% control of the Company, in a transaction in which the Shares (other than the Excluded Shares, the Dissenting Shares and Shares represented by ADSs) and ADSs (other than ADSs representing the Excluded Shares) will be cashed out in exchange for the Per Share Merger Consideration and the Per ADS Merger Consideration, as applicable, such that the Buyer Group will benefit from the rewards and bear the risks of sole ownership of the Company after the Merger, including any future earnings and growth of the Company as a result of improvements to the Company’s operations or acquisitions of other businesses.

The Buyer Group believes the operating environment for companies providing education services has changed in a significant manner in recent years than it was at the time of the Company’s initial public offering, and the Company faces a number of challenges in the marketplace, including, among other things:

●	the factors noted under the heading “Risk Factors” in the Company’s Annual Report incorporated by reference hereto;

●	evolving regulatory requirements affecting the private education industry in the countries where the Company operates; and

●	changes in the business environment and expected sustained macroeconomic challenges that place substantial pressure on the Company’s financial prospects.

These changes have increased the uncertainty and volatility inherent in the business models of companies similar to the Company. Responding to rapidly changing regulatory environment and current market challenges will require tolerance for volatility in the performance of the Company’s business and a willingness to make business decisions focused on improving the Company’s long-term profitability. The Buyer Group believes that these strategies would be most effectively implemented in the context of a private company structure. As a privately held entity, the Company’s management will have greater flexibility to focus on implementing long-term strategies without the pressure of the Company’s stock performance and other short-term volatilities of capital markets, allowing for improved efficiency and more focus on the execution of long-term strategies, resource integration and business development. In addition, following the completion of the Merger and the anticipated deregistration of the ADSs, the Company will be relieved of the reporting requirements under the U.S. federal securities laws, including the Exchange Act and the Sarbanes-Oxley Act of 2002, applicable to public companies, and the compliance and reporting requirements of NYSE and the related direct and indirect costs and expenses.

In the course of considering the going-private transaction, the Buyer Group believe that structuring the transaction in such manner is preferable to other alternative transaction structures because (i) it will enable the Buyer Group to acquire all of the outstanding Shares of the Company at the same time and (ii) it represents an opportunity for the Company’s Unaffiliated Security Holders to immediately realize the value of its investment in the Company at a price of US$0.575 per Share or US$2.30 per ADS in cash (less US$5.00 for each 100 ADSs (or portion thereof) cancelled and any other fees and charges payable by the ADS holders pursuant to the terms of the Deposit Agreement), without interest and net of any applicable withholding taxes, in accordance with and subject to the terms and conditions set forth in the Merger Agreement. The Buyer Group did not consider alternative transaction structures or other alternative means to accomplish the purposes set forth above because no other alternatives would enable them to achieve the same objectives.

Effects of the Merger on the Company

Memorandum and Articles of Association; Management

The Amended and Restated Memorandum and Articles of Association of the Company will be the memorandum and articles of association of the Company, as the Surviving Company, as of and after the Effective Time. In addition, the directors of Merger Sub immediately prior to the Effective Time will become the directors of the Surviving Company at the Effective Time, and the executive officers of the Company immediately prior to the Effective Time will be the executive officers of the Surviving Company at the Effective Time, in each case, unless otherwise determined by Parent in a written notice delivered to the Company prior to the Effective Time.

Company Privately Held; Delisting from the NYSE; Termination of SEC Registration;

The Merger is a going-private transaction pursuant to which Merger Sub will be merged with and into the Company, with the Company continuing as the Surviving Company resulting from the Merger. After the Merger is completed, the Company will be a privately held company and all of its issued shares will be owned directly by Parent. As a result of the Merger, ADSs will no longer be listed on the NYSE and the Company will cease to be a publicly traded company. Following the Effective Time, the Company will file a Form 15 with the SEC, and 90 days after such filing, or such longer period as may be determined by the SEC, the registration of the Shares and ADSs under the Exchange Act will be terminated.

Primary Benefits and Detriments of the Merger

Benefits of the Merger to Unaffiliated Security Holders

Benefits of the Merger to Unaffiliated Security Holders include:

●	their receipt following the completion of the Merger of US$0.575 per Share or US$2.30 per ADS, in cash, in exchange for the cancellation of their Shares and ADSs, representing a premium of approximately 47.4% to the closing price of the ADSs on May 23, 2025, the last trading day prior to the Company’s receipt of the Proposal from the Buyer Group on May 26, 2025, and premiums of approximately 39.4% and 35.9% to the volume- weighted average closing price of the ADSs during the last 30 trading days and 60 trading days, respectively, prior to and including May 23, 2025; and

●	the avoidance of the risk associated with any possible future decrease in the revenues, profitability, or overall value following the Merger, as well as the uncertainties and risks associated with growing existing and new businesses of the Company.

Detriments of the Merger to Unaffiliated Security Holders

Detriments of the Merger to Unaffiliated Security Holders include:

●	they will no longer have any interest in the Company and as a result will not benefit from any possible future growth in the revenues, profitability, or overall value of the Company, and will not be entitled to receive any dividends that the Company might pay on its equity shares in the future; and

●	the receipt of cash pursuant to the Merger or through the exercise of Dissent Rights will generally be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under other applicable tax laws. As a result, a U.S. Holder (as defined below) of the Shares or ADSs who receives cash in exchange for all of such U.S. Holder’s Shares or ADSs in the Merger generally will be required to recognize gain as a result of the Merger for U.S. federal income tax purposes if the amount of cash received exceeds such U.S. Holder’s aggregate adjusted tax basis in such Shares or ADSs. See “Special Factors — Material U.S. Federal Income Tax Consequences.”

Benefits of the Merger to the Company’s Directors and Executive Officers

Benefits of the Merger to the Company’s directors and executive officers include:

●	continued indemnification rights, rights to advancement of fees, and directors and executive officers liability insurance, which will continue to be provided to the existing directors and officers of the Company following the completion of the Merger. See “Summary — the Merger Agreement and the Plan of Merger — Directors’ and Officers’ Indemnification and Insurance” of this Transaction Statement;

●	the compensation of US$15,000 per month for the chairman of the Special Committee and US$12,000 per month for the other member of the Special Committee, respectively, in exchange for their services in such capacity; and

●	the planned continuation of service of the executive officers of the Company in positions that are substantially similar to their current positions.

Detriments of the Merger to the Company’s Directors and Executive Officers

Detriments of the Merger to the Company’s directors and executive officers include:

●	directors and executive officers (other than Mr. Zhou and Mr. Niu) who currently hold ADSs or Shares will no longer hold those ADSs or Shares and as a result will not benefit from any future growth in the revenues, profitability, or overall value of the Company, and will not be entitled to receive any dividends that the Company might pay on its equity shares in the future; and

●	directors’ and executive officers’ receipt of cash pursuant to the Merger will generally be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under other applicable tax laws.

Benefits of the Merger to the Buyer Group

Benefits of the Merger to the Buyer Group include the following:

●	Parent, as the beneficial owner of all of the Company’s outstanding equity after the Merger, will benefit from any future growth in the revenues, profitability, or overall value of the Company, and will be entitled to receive all of any dividends that the Company might pay on its equity shares in the future;

●	the Company will have more freedom to focus on long-term strategic planning;

●	Parent and the Company will be able to adjust strategies for the Company, including expenditures and exploring new or different initiatives, without the public market scrutiny and analysts’ quarterly expectations to which the Company is currently subject as a stand-alone publicly traded company; and

●	the costs and administrative burdens associated with the Company’s status as a U.S. publicly traded company, including the costs associated with regulatory filings and compliance requirements, will be reduced.

Detriments of the Merger to the Buyer Group

Detriments of the Merger to the Buyer Group include the following:

●	it will be subject to the risks of the Company’s experiencing decreased revenues and profitability in the future;

●	risks associated with any legal or regulatory proceedings against the Company will be borne by the Buyer Group; and

●	the benefits of there being a trading market for the Company’s shares of equity capital, including the use of the Company’s publicly traded equity as currency in acquisitions or to incentivize key employees, will no longer be available.

Effect of the Merger on the Company’s Net Book Value and Net Income

Pursuant to the Rollover Agreement, Sure Brilliant has irrevocably agreed to contribute the Shares it holds to Merger Sub prior to the completion of the Merger in exchange for newly issued ordinary shares of Parent. Pursuant to the Ultimate Wise SPA, Ultimate Wise has irrevocably agreed to transfer the Shares it holds to Merger Sub prior to the Closing for nominal value. As a result, Merger Sub will directly hold 5,451,559 Class A Ordinary Shares and 87,590,000 Class B Ordinary Shares immediately prior to the effective time of the Merger, collectively representing approximately 98.56% of the voting power of the Shares exercisable in a general meeting of the Company in aggregate.

Upon completion of the Merger, Parent will have beneficial ownership of 100% of the outstanding share capital in the Company. The table below sets out the direct or indirect interest in the Company’s net book value and net income for Parent before and after the Merger, based on the historical net book value as of February 28, 2025, and net income attributable to the Company for the quarter ended February 28, 2025.

	Ownership Prior to the Merger(1)				Ownership After the Merger(1)
	Net Book Value		Net income attributable to the Company		Net Book Value		Net income attributable to the Company
Name	US$	%	US$	%	US$	%	US$	%
	(in thousands, except percentage)
Parent	55,780	61.2	2,480	61.2	91,189	100	4,054	100
Ultimate Wise	11,873	13.0	528	13.0	—	—	—	—
Sure Brilliant	3,842	4.2	171	4.2	3,842	4.2	171	4.2
Ms. Huiyan Yang	3,842	4.2	171	4.2	3,842	4.2	171	4.2
Wisdom Avenue	—	—	—	—	15,134	16.6	673	16.6
Mr. Zhou	—	—	—	—	15,134	16.6	673	16.6
Waterflower Investment	—	—	—	—	4,559	5.0	203	5.0
Mr. Niu	—	—	—	—	4,559	5.0	203	5.0
Noble Pride	67,653	74.2	3,008	74.2	67,653	74.2	3,008	74.2
Yeung Family Trust	67,653	74.2	3,008	74.2	67,653	74.2	3,008	74.2
TMF Trust	67,653	74.2	3,008	74.2	67,653	74.2	3,008	74.2

Note:

(1)	Ownership percentages are based on 118,669,795 Shares issued and outstanding, comprising of 31,079,795 Class A Ordinary Shares and 87,590,000 Class B Ordinary Shares issued and outstanding as of the date of this Transaction Statement.

Plans for the Company after the Merger

After the Effective Time, the Buyer Group anticipates that the Company will continue to conduct its operations substantially as they are currently being conducted, except that the Company will cease to be a publicly traded company and will instead be a wholly owned subsidiary of Parent. Following the completion of the Merger and the anticipated deregistration of the ADSs, the Company will no longer be subject to the Exchange Act and the compliance and reporting requirements of the NYSE and the related direct and indirect costs and expenses, and may experience positive effects on profitability as a result of the elimination of such costs and expenses.

The Buyer Group has advised the Company that, except as set forth in this Transaction Statement and the transactions already under consideration by the Company, the Buyer Group does not have any current plans, proposals or negotiations that relate to or would result in an extraordinary corporate transaction involving the Company’s corporate structure, business, or management, such as a merger, reorganization, liquidation, relocation of any material operations, or sale or transfer of a material amount of the Company’s assets. However, subsequent to the consummation of the Merger, the Surviving Company’s management and board of directors will continuously evaluate and review the Surviving Company’s entire business and operations from time to time, and may propose or develop plans and proposals, including (i) any of the foregoing actions and any actions to address the challenges referred to in “Specific Factors — Reasons for the Merger and Position of the Special Committee and the Board” above, and (ii) the disposition or acquisition of material assets or other extraordinary transactions, including the possibility of relisting the Surviving Company or a substantial part of its business on another internationally recognized stock exchange, in each case, which they consider to be in the best interests of the Surviving Company and its shareholders. The Buyer Group expressly reserves the right to make any changes they deem appropriate to the operation of the Surviving Company in light of such evaluation and review as well as any future developments.

After the Effective Time, the directors of Merger Sub immediately prior to the Effective Time of the Merger will become the initial directors of the Company, and the officers of the Company immediately prior to the Effective Time of the Merger will become the initial officers of the Company, in each case, unless otherwise determined by Parent and until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal in accordance with the memorandum and articles of association of the Company and the applicable law.

Alternatives to the Merger

The Board did not independently determine to initiate a process for the sale of the Company. The Special Committee was formed in response to the Board’s receipt on May 26, 2025 of the Proposal from the Buyer Group to acquire all of the outstanding Class A Ordinary Shares of the Company, including Class A Ordinary Shares represented by ADSs, that were not already beneficially owned by the Buyer Group. The Special Committee noted that (i) the Buyer Group indicated in the Proposal to the Board that they were interested only in pursuing the transaction outlined in the Proposal and did not intend to sell their Shares to any third party; (ii) the Proposal had been publicly announced on May 28, 2025 and was therefore known to the market in general, and would continue to be known to the market through and after the execution of the Merger Agreement; and (iii) Sure Brilliant and Ultimate Wise entered into the Rollover Agreement and the Ultimate Wise SPA, respectively, pursuant to which Sure Brilliant and Ultimate Wise have irrevocably agreed to contribute their respective Shares in the Company to Merger Sub prior to the Closing, such that Merger Sub will directly hold 5,451,559 Class A Ordinary Shares and 87,590,000 Class B Ordinary Shares immediately prior to the Effective Time, collectively representing approximately 98.56% of the voting power of the Shares exercisable in a general meeting of the Company in aggregate. Taking these considerations into account, the Special Committee decided that reaching out to third parties to assess their interest in an alternative transaction would be futile and would not be in the best interests of the Company or Unaffiliated Security Holders. Since the Company’s receipt of the Proposal on May 26, 2025, the Company has not received any offer from any third party for a merger or consolidation of the Company with another company, the sale or transfer of all or substantially all of the Company’s assets, or the purchase of all of the Company’s Shares, or a sufficient number of Shares to enable such third party to exercise control of or significant influence over the Company except for the Second Proposal, which the Special Committee concluded was not a viable alternative to the Merger for reasons set forth in the sections entitled “Special Factors —Background of the Merger” beginning on page 28 and “Special Factors — Reasons for the Merger and Position of the Special Committee and the Board” beginning on page 35.

The Special Committee also considered the advisability of rejecting the Proposal and allowing the Company to remain as a public traded company. However, based on the considerations set forth in “Special Factors — Reasons for the Merger and Position of the Special Committee and the Board,” the Special Committee concluded that remaining as a public company would be less favorable than the Merger as a means to enhance the value of Unaffiliated Security Holders’ interests in the Company.

Effects on the Company if the Merger Were Not Completed

The Company is not currently aware of any reason why the Merger will not be completed as contemplated by the Merger Agreement. If the Merger were not completed for any reason, however, the holders of Shares (other than the Excluded Shares, the Dissenting Shares and Shares represented by ADSs) and ADSs (other than ADSs representing the Excluded Shares) would not receive the Per Share Merger Consideration or Per ADS Merger Consideration that is contemplated by the Merger Agreement and the Plan of Merger. Instead, the Company would remain a publicly traded company and ADSs would continue to be listed and traded on the NYSE for so long as the Company continued to meet the NYSE’s listing requirements. Unaffiliated Security Holders would therefore continue to be subject to similar risks and opportunities as they currently are with respect to their ownership of ADSs and the Shares. The effect of these risks and opportunities on the future value of Unaffiliated Security Holders’ ADSs and the Shares cannot be predicted with any certainty. There is also a risk that the market price of ADSs would decline if the Merger were not completed, based on an assumption that the current market price reflects an expectation on the part of investors that the Merger will be completed.

If the Merger were not completed for any reason, the Board could be expected from time to time thereafter to evaluate and review the business, operations, dividend policy, and capitalization of the Company and make such changes as it deemed appropriate. If the Merger were not completed for any reason, it is possible that no other comparable transaction acceptable to the Company would be offered, and that the Company’s business, prospects, and results of operations would be adversely affected.

Financing of the Aggregate Merger Consideration and Related Expenses

The Company and the Buyer Group estimate that the total amount of funds necessary to complete the transactions contemplated by the Merger Agreement, including (i) the cash payment of the Merger Consideration to the holders of the Shares (other than the Excluded Shares, the Dissenting Shares and Shares represented by ADSs) and holders of the ADSs (other than ADSs representing the Excluded Shares), (ii) the cash payment of the Option Consideration to the eligible holders of Company Options, and (iii) payment of fees and expenses in connection with the Merger, is approximately US$17.2 million, assuming no exercise of Dissent Rights by shareholders of the Company. In calculating this amount, the Company and the Buyer Group did not consider the value of the Excluded Shares, which will be cancelled for no consideration pursuant to the Merger Agreement.

The Merger and the related transactions are expected to be funded through cash contributions from the Sponsors as contemplated by the Subscription Agreement, and from payment by the Surviving Company and the Buyer Group of the fees and expenses incurred in connection with the Merger. However, the obligations of Parent and Merger Sub under the Merger Agreement, including the obligation to pay the Merger Consideration, are not subject to any financing condition.

As of the date of this Transaction Statement, there are no alternative financing arrangements or plans in place to obtain the funds necessary for the consummation of the Merger and the other transactions contemplated by the Merger Agreement.

Interests of Certain Persons in the Merger

The Buyer Group and the Company’s directors and executive officers have interests in the Merger, including financial interests, that are different from the interests of Unaffiliated Security Holders. The Special Committee and the Board were aware of such interests and considered them in reaching their decisions to authorize and approve the Merger Agreement, the Plan of Merger and the related transactions contemplated by the Merger Agreement.

Interests of the Buyer Group

Immediately after the completion of the Merger, the Buyer Group will beneficially own 100% of the equity interests in the Surviving Company. Each member of the Buyer Group will directly or indirectly enjoy the benefits from any future earnings and growth of the Company after the Merger which, if the Company is successfully managed, could result in an increase in the value of their investments in the Company. The Buyer Group will also bear the corresponding risks of any possible decreases in the future earnings, growth or value of the Company. Unaffiliated Security Holders will not be able to enjoy any such future benefits, but also will not bear the burden of any such future losses. As there will be no public trading market for the Surviving Company’s shares, members of the Buyer Group will have no certainty of any future opportunity to sell such shares at an attractive price, nor any certainty that any dividend paid by the Surviving Company could be sufficient to recover their respective investments in the Company.

The Merger may also provide additional means to enhance shareholder value for the Buyer Group, including improved profitability due to the elimination of the expenses associated with public company reporting and compliance. The Company has estimated that no longer being subject to such requirements will result in a saving of direct costs of approximately US$1.8 million for the first year following the completion of the Merger, and commensurate cost savings thereafter. The Surviving Company will become the direct beneficiary of such cost savings on a recurring basis and members of the Buyer Group will become the indirect beneficiaries thereof. The Merger may also increase flexibility and responsiveness in management of the business to achieve growth and respond to competition without the restrictions of short-term earnings comparisons, and may provide additional means for making liquidity available to the Buyer Group, such as through dividends or other distributions.

Interests of the Company’s Directors and Executive Officers

See “Summary — Interests of the Company’s Directors and Executive Officers in the Merger.”

The table below sets forth, as of the date of this Transaction Statement, for each director and executive officer of the Company, (a) the number of Shares owned, (b) the cash payment that will be made in respect of such Shares at the Effective Time (in all cases before applicable withholding taxes), (c) the total number of Company Options granted under the Company Equity Plan, (d) the exercise price of the Company Options granted under the Company Equity Plan, (e) the cash payment that will be made in respect of the Company Options (in all cases before applicable withholding taxes), and (f) the total cash payment that will be made in respect of the outstanding Shares and Company Options held by each director and executive officer of the Company pursuant to the Merger Agreement (in all cases before applicable withholding taxes).

	Shares				Company Options
	Number of Class A Ordinary Shares	Cash Payment (US$)	Number of Class B Ordinary Shares	Cash Payment (US$)	Number of Company Options	Exercise Price (US$)	Cash Payment (US$)(1)	Total Cash Payments (US$)
Hongru Zhou	—	—	—	—	5,946,000	0.35	—	—
Shuting Zhou	—	—	—	—	—	—	—	—
Meng Rui	—	—	—	—	—	—	—	—
Jun Zhao	—	—	—	—	—	—	—	—
Ruolei Niu	—	—	—	—	5,470,320	0.35	—	—
Hui Zhang	—	—	—	—	1,783,800	0.35	—	—
All directors and executive offices as a Group	—	—	—	—	13,200,120	0.35	—	—

Note:

(1)	Pursuant to the terms of the Merger Agreement, each of Mr. Zhou, Mr. Niu and Ms. Hui Zhang has consented to the cancellation of his or her Company Options that are vested, outstanding and unexercised immediately prior to the Effective Time without any consideration.

Related Party Transactions

The information in “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions” from the Company’s Annual Report is incorporated by reference herein.

Fees and Expenses

Fees and expenses incurred or to be incurred by the Company and the Buyer Group in connection with the Merger are estimated at the date of this Transaction Statement and set forth in the table below. Such fees are subject to change pending completion of the Merger.

Description	Amount (US$)
Legal fees and expenses	US$	1,360,000.00
Financial advisory fees and expenses	US$	535,000.00
Filing fees	US$	2,035.07
Special Committee compensation	US$	216,000.00
Miscellaneous (e.g., ADS program termination fees, printer and mailing costs)	US$	341,850.00
Total	US$	2,454,885.07

These fees and expenses will not reduce the amount of the aggregate Merger Consideration that will be received by the holders of Shares (other than the Excluded Shares, the Dissenting Shares and Shares represented by ADSs) and ADSs (other than ADSs representing the Excluded Shares). The party incurring any costs and expenses in connection with the Merger will pay those costs and expenses. The Company will pay all costs and expenses incurred by itself or the Special Committee in connection with the Merger, including legal fees and expenses, financial advisory fees and expenses, and any other miscellaneous fees and expenses. The Company will also pay the fees to be paid to the Special Committee in connection with the Merger.

Litigation Related to the Merger

The Company and the Buyer Group are not aware of any legal proceedings challenging the Merger Agreement, the Plan of Merger, the Merger, or any of the related transactions.

Accounting Treatment of the Merger

Upon the completion of the Merger, the Company no longer be a publicly traded company. The Merger is expected to be accounted for as a business combination in accordance with Accounting Standards Codification 805 “Business Combinations.”

Regulatory Matters

The Company and the Buyer Group do not believe that any material regulatory approvals, filings, or notices are required in connection with the Merger other than (i) the filings and notices required under the U.S. federal securities laws, (ii) the giving of the Plan of Merger to every registered shareholder of the Company as set out in the Merger Agreement and Plan of Merger and, in any event, at least 20 days prior to the Effective Time, (iii) the registration of the Plan of Merger and supporting documentation as specified in the Cayman Islands Companies Act with the Registrar of Companies of the Cayman Islands, (iv) the giving of a copy of the certificate of merger to the shareholders and creditors of each of the Company and Merger Sub, and (v) notification of the Merger being published in the Cayman Islands Government Gazette.

No Shareholder Vote Required to Authorize the Plan of Merger and the Merger

Merger Sub will hold at least 90% of the total voting power in the Company prior to the Effective Time pursuant to the Rollover Agreement and the Ultimate Wise SPA, and accordingly the Merger will be a “short-form” merger between a parent company and a subsidiary company (as those terms are defined in the Cayman Islands Companies Act) in accordance with Part XVI and in particular Section 233(7) of the Cayman Islands Companies Act. A “short-form” merger does not require the vote or approval of shareholders of either the Company or Merger Sub if a copy of the Plan of Merger is given to every registered shareholder of the Company unless such shareholder agrees otherwise. Therefore, the shareholders of the Company will not have the opportunity to vote on the Merger.

Dissenters’ or Appraisal Rights

As the Merger will constitute a “short-form” merger pursuant to section 233(7) of the Cayman Islands Companies Act, no shareholder vote on the Merger will take place.

On March 11, 2025, the Judicial Committee of the Privy Council (the “Court”) delivered a judgment (Changyou.com Limited v Fourworld Global Opportunities Fund Ltd and 7 others (11 March 2025 [2025] UKPC 12) in which the Court determined that Dissent Rights are available in a “short-form” merger notwithstanding the lack of statutory procedure by which such rights might be exercised in the Cayman Islands Companies Act as enacted by holding that Section 238 of the Cayman Islands Companies Act must be “read” as to allow Dissent Rights in a “short-form” merger (the “Judgment”).

To give effect to the right for any Dissenting Shareholder to exercise its Dissent Right and to seek a fair value appraisal for its Dissenting Shares under Section 238(1) of the Cayman Islands Companies Act:

(a)	the Company shall cause a form of final version of the Plan of Merger to be delivered to each registered shareholder of the Company in accordance with Section 233(7) of the Cayman Islands Companies Act;

(b)	a shareholder who wishes to exercise its Dissent Right must, immediately after and in any event within 7 days of the date on which the Plan of Merger is given to the shareholder, give to the Company its Written Objection, in accordance with Sections 238(2) and (3) of the Cayman Islands Companies Act;

(c)	within twenty (20) days immediately following the date on which the Plan of Merger is filed with the Registrar of Companies of the Cayman Islands, the Company shall give a Notification of Filing to each shareholder who has made a Written Objection pursuant to sub-paragraph (b) above;

(d)	each such shareholder who elects to dissent may do so by delivering a Dissent Notice to the Company in accordance with Section 238(5) of the Cayman Islands Companies Act, within twenty (20) days immediately following the date on which the Notification of Filing is given; and

(e)	the provisions of Sections 238(6) to 238(16) of the Cayman Islands Companies Act shall apply to the treatment of each Dissenting Share in relation to which a valid Dissent Notice has been served.

In line with the procedure set forth above, shareholders who elect to exercise Dissent Rights will have the right to receive payment of the fair value of their Shares in accordance with Section 238 of the Cayman Islands Companies Act if the Merger is consummated, but only if they (i) give to the Company, within seven (7) days of the date on which the Plan of Merger is given to such shareholder, a Written Objection in accordance with Sections 238(2) and (3) of the Cayman Islands Companies Act, and (ii) deliver a Dissent Notice to the Company in accordance with Section 238(5) of the Cayman Islands Companies Act within 20 days immediately following the date on which such shareholder has received from the Company a written notice of the filing of the Plan of Merger with the Registrar of Companies of the Cayman Islands by the Company. The fair value of your Shares as determined in accordance with the provisions of Section 238 of the Cayman Islands Companies Act could be more than, the same as, or less than the Merger Consideration you would receive pursuant to the Merger Agreement and Plan of Merger if you do not exercise Dissent Right with respect to your Shares.

ADS HOLDERS WILL NOT HAVE THE RIGHT TO DISSENT FROM THE MERGER AND RECEIVE PAYMENT OF THE FAIR VALUE OF THE CLASS A ORDINARY SHARES UNDERLYING THEIR ADSS. THE ADS DEPOSITARY WILL NOT EXERCISE OR ATTEMPT TO EXERCISE ANY DISSENT RIGHT WITH RESPECT TO ANY OF THE CLASS A ORDINARY SHARES THAT IT HOLDS, EVEN IF AN ADS HOLDER REQUESTS THE ADS DEPOSITARY TO DO SO. ADS HOLDERS WISHING TO EXERCISE DISSENT RIGHTS MUST SURRENDER THEIR ADSS TO THE ADS DEPOSITARY, PAY THE ADS DEPOSITARY’S FEES REQUIRED FOR THE CANCELATION OF THE ADSS, AND PROVIDE INSTRUCTIONS FOR THE REGISTRATION OF THE CORRESPONDING CLASS A ORDINARY SHARES AND BECOME REGISTERED HOLDERS OF SUCH CLASS A ORDINARY SHARES WITHIN SEVEN DAYS AFTER DELIVERY OF THE PLAN OF MERGER TO THE ADS DEPOSITARY (AS THE REGISTERED HOLDER OF EACH CLASS A ORDINARY SHARE THAT IS REPRESENTED BY ADSS). THEREAFTER, SUCH FORMER ADS HOLDERS MUST COMPLY WITH THE PROCEDURES AND REQUIREMENTS FOR EXERCISING DISSENT RIGHTS WITH RESPECT TO THE CLASS A ORDINARY SHARES AS SET OUT IN THE MERGER AGREEMENT AND PLAN OF MERGER AND OTHERWISE UNDER SECTION 238 OF THE CAYMAN ISLANDS COMPANIES ACT. IF THE MERGER IS NOT CONSUMMATED, THE COMPANY WILL CONTINUE TO BE A PUBLIC COMPANY IN THE UNITED STATES AND ADSS WILL CONTINUE TO BE LISTED ON THE NYSE. THE SHARES ARE NOT LISTED AND CANNOT BE TRADED ON ANY STOCK EXCHANGE OTHER THAN THE NYSE, AND IN SUCH CASE ONLY IN THE FORM OF ADSS. AS A RESULT, IF A FORMER ADS HOLDER HAS CONVERTED HIS, HER OR ITS ADSS TO SHARES IN ORDER TO EXERCISE DISSENT RIGHT AND THE MERGER IS NOT CONSUMMATED AND SUCH FORMER ADS HOLDER WISHES TO BE ABLE TO SELL HIS, HER OR ITS SHARES ON A STOCK EXCHANGE, SUCH FORMER ADS HOLDER WILL NEED TO DEPOSIT HIS, HER OR ITS SHARES INTO THE COMPANY’S ADS PROGRAM FOR THE ISSUANCE OF THE CORRESPONDING NUMBER OF ADSS, SUBJECT TO THE TERMS AND CONDITIONS OF APPLICABLE LAW AND THE DEPOSIT AGREEMENT, INCLUDING, AMONG OTHER THINGS, PAYMENT OF RELEVANT FEES OF THE ADS DEPOSITARY FOR THE ISSUANCE OF ADSS, APPLICABLE SHARE TRANSFER TAXES (IF ANY), AND RELATED CHARGES PURSUANT TO THE DEPOSIT AGREEMENT. FOR THE AVOIDANCE OF DOUBT, THE COMPANY WILL IN ALL CASES CONSIDER THE DATE ON WHICH THE PLAN OF MERGER IS DELIVERED TO THE ADS DEPOSITARY (AS THE REGISTERED HOLDER OF EACH CLASS A ORDINARY SHARE THAT IS REPRESENTED BY ADSS) TO BE THE FIRST DAY OF THE DISSENT PERIOD WITH REGARD TO ALL CLASS A ORDINARY SHARES REPRESENTED BY ADSS. ACCORDINGLY, TO THE EXTENT THAT ANY ADS HOLDER ELECTS TO SURRENDER ITS ADSS TO THE ADS DEPOSITARY SUBSEQUENT TO SUCH PLAN OF MERGER DELIVERY DATE, THE FIRST DAY OF THE DISSENT PERIOD WITH RESPECT TO SUCH CLASS A ORDINARY SHARES SHALL REMAIN THE DATE ON WHICH THE PLAN OF MERGER WAS DELIVERED TO THE ADS DEPOSITARY (AND, FOR SUCH PURPOSES, THE ACTUAL DATE ON WHICH SUCH ADS HOLDER BECOMES THE REGISTERED HOLDER OF THE RELEVANT CLASS A ORDINARY SHARES SHALL BE DISREGARDED).

You must send all notices including the Written Objection and the Dissent Notice to the Company at its executive offices at Suites 6-7 The Turvill Building Old Swiss, 149 Cherry Hinton Road, Cambridge, England, CB1 7BX, United Kingdom. The Company shall acknowledge receipt of any such notices. A notice will not be deemed received until the Company has provided a written confirmation of receipt.

The Written Objection to be delivered to the Company shall include a statement that the shareholder proposes to demand payment for all of his, her or its Shares if the Merger is approved by the shareholders of the Company.

The Dissent Notice to be delivered to the Company shall state (a) the shareholder’s name and address; (b) the number and classes of Shares in respect of which the shareholder dissents; and (c) a demand for payment of the fair value of all of the shareholder’s Shares.

A copy of Section 238 of the Cayman Islands Companies Act is attached to this Transaction Statement as Exhibit (f)(2) for the information of Unaffiliated Security Holders. Unaffiliated Security Holders are urged to seek their own advice on Part XVI of the Cayman Islands Companies Act from a licensed Cayman Islands law firm.

Material U.S. Federal Income Tax Consequences

The following is a general summary of certain material U.S. federal income tax considerations applicable to U.S. Holders (as defined below) arising from and relating to the receipt of Merger Consideration in exchange for Shares or ADSs. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), applicable U.S. Treasury Regulations, judicial authority and administrative interpretations, all as in effect on the date of this Transaction Statement, and which are subject to change, possibly with retroactive effect, or are subject to different interpretations. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. We have not sought and do not intend to seek any ruling from the U.S. Internal Revenue Service (the “IRS”) with respect to the U.S. federal income tax consequences described herein. Therefore, this discussion is not binding on the IRS, and the IRS or a court in the event of an IRS dispute may challenge any of the conclusions set forth below. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the Merger. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the Merger to such U.S. Holder. Accordingly, this summary is not intended to be, and should not be construed as, legal or tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal estate or gift, U.S. federal alternative minimum, U.S. state and local, or non-U.S. tax consequences to U.S. Holders of the Merger, or any tax consequences with respect to the Company Options, Excluded Shares or Dissenting Shares.

This discussion is limited to U.S. Holders who hold their Shares or ADSs as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address tax considerations that may be important to a particular holder in light of their individual circumstances, or to certain categories of holders that may be subject to special tax rules, such as:

●	dealers in securities, commodities or currencies;

●	traders in securities that have elected the mark-to-market method of accounting for their securities;

●	persons whose functional currency is not the U.S. dollar;

●	persons holding the Shares or ADSs as part of a hedge, straddle, conversion or other “synthetic security” or integrated transaction;

●	persons that acquired the Shares or ADSs pursuant to an exercise of employee options, in connection with employee incentive plans or otherwise as compensation or in connection with services;

●	certain U.S. expatriates;

●	financial institutions;

●	insurance companies;

●	regulated investment companies or real estate investment trusts;

●	persons subject to the alternative minimum tax;

●	persons that actually or under applicable constructive ownership rules own any interest in Parent, or 10% or more of the Shares and/or ADSs; and

●	entities that are tax-exempt for U.S. federal income tax purposes.

If a holder of the Shares or ADSs is a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes), the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership. Partners in partnerships holding the Shares or ADSs should consult their tax advisors to determine the appropriate tax treatment of the partnership’s ownership of the Shares or ADSs.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of the Shares or ADSs that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

For U.S. federal income tax purposes, it is generally expected that a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying Class A Ordinary Shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of the ADSs will be treated as the beneficial owner of the underlying Class A Ordinary Shares represented by the ADSs.

Treatment of Receipt of Cash Merger Consideration in the Merger

Subject to the discussion of the PFIC rules below, upon the receipt of the Merger Consideration in the Merger, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of the Merger Consideration received and such U.S. Holder’s tax basis in such U.S. Holder’s Shares or ADSs, as applicable. Gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the Merger, the Shares or ADSs, as applicable, have been held for more than one year, and generally will be U.S. source gain or loss for U.S. foreign tax credit purposes, which may limit the ability to receive a foreign tax credit. Preferential rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses may be subject to limitations.

If a U.S. Holder acquired different blocks of Shares or ADSs at different times or different prices, such U.S. Holder must determine its adjusted tax basis and holding period separately with respect to each block of such Shares or ADSs.

In the event that we are treated as a PRC “resident enterprise” under the EIT Law (as described below under “PRC Tax Consequences”) and gain from the disposition of Shares or ADSs is subject to PRC income tax, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and China may elect to treat the gain as PRC source income. If a U.S. Holder is not eligible for the benefits of the income tax treaty or does not elect to apply the treaty, then such U.S. Holder generally would not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of Shares or ADSs, unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from non-U.S. sources. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of the Shares or ADSs, including the availability of the foreign tax credit under their particular circumstances and their eligibility for benefits under the income tax treaty between the United States and China.

Certain non-corporate U.S. Holders are subject to a 3.8% tax on certain net investment income, including capital gains from the sale or other disposition of the Shares or ADSs. Non-corporate U.S. Holders should consult their tax advisors regarding the effect, if any, of this tax on their disposition of the Shares or ADSs, as applicable.

Consequences of Possible PFIC Classification

A non-U.S. corporation, such as the Company, will be classified as a “passive foreign investment company,” or PFIC for U.S. federal income tax purposes for any taxable year if, in the case of any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the average quarterly value of its assets during such year produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are each categorized as a passive asset and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

Although the law in this regard is unclear, we treat our variable interest entities with which we have maintained contractual arrangements (“VIEs”) as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of our VIEs but also because we are entitled to substantially all of its economic benefits, and, as a result, we consolidate their results of operations in our financial statements. If it were determined, however, that we are not the owner of the VIEs and their subsidiaries for U.S. federal income tax purposes, we may be or may have been treated as a PFIC.

As explained in the Company’s Annual Report at “Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules,” assuming that we are the owner of the VIEs for U.S. federal income tax purposes, and based upon our historical income and assets, we do not believe we were classified as a PFIC for the taxable year ended August 31, 2024. However, the determination of PFIC status is a factual determination, and the IRS may disagree with our conclusions. Further, although, based on the composition of our income and assets and assuming that we are the owner of the VIEs for U.S. federal income tax purposes, we do not reasonably expect to be a PFIC for the taxable year ending August 31, 2025, that determination is made based on financial information for the entire taxable year, which is not yet available. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, we cannot assure you that we will not be a PFIC for the current or any future taxable year. In general, the determination of whether we will be or become a PFIC is a fact-intensive inquiry made on an annual basis that will depend, in part, upon the composition of our assets and income, and the continued existence of our goodwill at that time. Depending on our use of cash and other passive assets and the value of our gross assets, as well as on the value of our shares, it is possible that we could be a PFIC for the current taxable year, including because of changes to the values of our assets after the Merger.

If we are or were a PFIC at any time during a U.S. Holder’s holding period for the U.S. Holder’s Shares or ADSs, and the U.S. Holder has not made a valid mark-to-market election or qualified electing fund election, any gain recognized by a U.S. Holder on the disposition of a Share or ADS generally would be allocated ratably over such U.S. Holder’s holding period for the Shares or ADSs. The amount allocated to the taxable year of the disposition and to any year before we became a PFIC would be treated as ordinary income in the current taxable year. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for that year, and an additional tax equal to the interest charge generally applicable to underpayments of tax would be imposed on the resulting tax attributable to each such year.

If we are or were a PFIC for any taxable year in which a U.S. Holder held ADSs (but not Shares directly) and certain conditions relating to the regular trading of ADSs have been met in the past, a U.S. Holder of ADSs (but not Shares directly) may have been able to make a so called “mark-to-market” election with respect to its ADSs. If a U.S. Holder made this election in a timely fashion, then instead of the tax treatment described in the preceding paragraph, any gain recognized by the U.S. Holder in the Merger would generally be treated as ordinary income or ordinary loss (limited to the extent of the net amount of previously included income as a result of the mark-to-market election, if any). Because a mark-to-market election cannot be made for any of our subsidiaries that is or may have been a PFIC, a U.S. Holder may continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by the Company that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

U.S. Holders are urged to consult their tax advisors regarding the PFIC rules.

Backup Withholding and Information Reporting

The receipt of Merger Consideration in the Merger may be subject, under certain circumstances, to information reporting and backup withholding (currently at a rate of 24%). For example, information reporting will apply to proceeds from the sale or other disposition of the Shares or ADSs by a paying agent within the United States to a U.S. Holder, other than U.S. Holders that are exempt from information reporting and properly certify their exemption. To avoid backup withholding, a U.S. Holder that does not otherwise establish an exemption should complete and return an IRS Form W-9, certifying under penalties of perjury that such U.S. Holder is a “United States person” (within the meaning of the Code), that the taxpayer identification number provided is correct and that such U.S. Holder is not subject to backup withholding.

Any amount withheld under the backup withholding rules will be allowed as a refund or credit against the U.S. federal income tax liability of a U.S. Holder, provided the required information is timely furnished to the IRS. The IRS may impose a penalty upon a U.S. Holder that fails to provide the correct taxpayer identification number.

THE GENERAL SUMMARY SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY AND DOES NOT DISCUSS ALL ASPECTS OF U.S. FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO PARTICULAR HOLDERS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES AND INCOME TAX SITUATIONS. ALL HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE PARTICULAR TAX CONSEQUENCES OF THE MERGER APPLICABLE TO THEM, INCLUDING THE EFFECT OF ANY U.S. FEDERAL, STATE, LOCAL, OR NON-U.S. TAX LAWS.

PRC Tax Consequences

Under the PRC Enterprise Income Tax Law (the “EIT Law”), which took effect on January 1, 2008, and was amended on December 29, 2018, enterprises established outside of China whose “de facto management bodies” are located in the PRC are considered “resident enterprises,” and thus will generally be subject to the enterprise income tax at the rate of 25% on their global income. On December 6, 2007, the State Council adopted the Regulation on the Implementation of Enterprise Income Tax Law, as latest amended on December 6, 2024, which defines the “de facto management body” as an establishment that has substantial management and control over the business, personnel, accounts and properties of an enterprise. The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies (“Circular 82”) on April 22, 2009, and as amended on December 29, 2017. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore incorporated enterprise is located in China. Under the EIT Law and its implementation regulations, the PRC income tax at the rate of 10% is applicable to any gain recognized on receipt of consideration by a “non-resident enterprise” from transfer of its equity in a PRC resident enterprise, or other gains, to the extent such gain is derived from sources within the PRC; provided that the “non-resident enterprise” does not have a de facto management body in the PRC and also (a) does not have an establishment or place of business in the PRC or (b) has an establishment or place of business in the PRC, but the relevant income is not effectively connected with the establishment or place of business. Under the Individual Income Tax Law, an individual who disposes a capital asset in China is subject to PRC individual income tax at the rate of 20%. Reduction of or relief from these taxes may be sought under applicable Income Tax Treaties with China.

The Company does not believe it is a resident enterprise defined and regulated by the aforesaid regulations or that the gain recognized on the receipt of consideration for the Shares or ADSs should otherwise be subject to PRC income tax to holders of such Shares that are not PRC residents. However, as there has not been a definitive determination of the Company’s status by the PRC tax authorities, the Company cannot confirm whether it would be considered a PRC-resident enterprise under the EIT Law or whether the gain recognized on the receipt of consideration for such Shares would otherwise be subject to PRC tax to holders of the Shares or ADSs that are not PRC tax residents. If the PRC tax authorities were to determine that the Company should be considered a PRC-resident enterprise, then gain recognized on the receipt of consideration for the Shares or ADSs by holders of Shares or ADSs who are not PRC-residents could be treated as PRC source income that would be subject to PRC income tax at a rate of 10% in the case of enterprises or 20% in the case of individuals (subject to applicable tax treaty relief, if any). Further, the gains recognized on the receipt of consideration for Shares or ADSs will be subject to PRC tax if the holders of such Shares or ADSs are PRC residents, regardless if the Company is considered as a resident enterprise or if such gains are considered as gains derived from sources within the PRC.

In addition, under the Bulletin on Certain Issues Relating to Indirect Transfer of Assets by Non-resident Enterprises (“Bulletin 7”) issued by the State Administration of Taxation, which became effective on February 3, 2015, and the Bulletin on the Source of Deduction of Income Tax for Non-resident Enterprises (“Bulletin 37”) issued by the State Administration of Taxation, which became effective on December 1, 2017, if a non-resident enterprise transfers PRC taxable assets indirectly by disposing of equity interests in an overseas holding company directly or indirectly holding such PRC taxable assets without any reasonable commercial purpose, the non-resident enterprise may be subject to a 10% PRC income tax on the gain from such equity transfer, unless (i) the non-resident enterprise derives income from the indirect transfer of PRC taxable assets by acquiring and selling shares of an overseas listed company which holds such PRC taxable assets on a public market or (ii) where there is an indirect transfer of PRC taxable assets, but if the non- resident enterprise had directly held and disposed of such PRC taxable assets, the income from the transfer would have been exempted from PRC enterprise income tax under an applicable tax treaty or arrangement. According to Bulletin 7, where a non-resident enterprise indirectly holds and transfers equity of a PRC resident enterprise held through an offshore holding company, a list of factors set out by Bulletin 7 should be taken into consideration to assess whether the transfer arrangement would be deemed as having a reasonable commercial purpose. Where non-resident enterprises indirectly transfer PRC-resident enterprises’ equity and avoid obligations to pay enterprise income tax through arrangement without a reasonable commercial purpose, PRC taxation authorities have the power to redefine and deem the transaction as a direct transfer of PRC resident enterprises’ equity and impose a 10% income tax on the gain from such offshore share transfer. Pursuant to Bulletin 37, where the party responsible to withhold such income tax did not or was unable to withhold, and non-resident enterprises receiving such income failed to declare and pay the taxes that should have been withheld to the relevant tax authority, both the transferor and the transferee may be subject to penalties under PRC tax laws. Bulletin 37 or Bulletin 7 may be determined by the PRC tax authorities to be applicable to the Merger where non-PRC resident holders of Shares or ADS holders were involved, if the Merger is determined by the PRC tax authorities to lack reasonable commercial purpose. The Company does not believe that the Merger is without reasonable commercial purpose for purposes of Bulletin 37 and Bulletin 7, and, as a result, the Company (as purchaser and withholding agent) will not withhold any PRC tax (under Bulletin 7 and Bulletin 37) from the Merger Consideration to be paid to holders of the Shares or ADSs. However, if PRC tax authorities were to invoke Bulletin 37 or Bulletin 7 and impose tax on the receipt of consideration for the Shares or ADSs, then any gain recognized on the receipt of consideration for such Shares or ADSs pursuant to the Merger by the Company’s non-PRC-resident shareholders could be treated as PRC-source income and thus be subject to PRC income tax at a rate of 10% (subject to applicable treaty relief).

Holders of the Shares or ADSs should consult their own tax advisors for a full understanding of the tax consequences of the Merger to them, including any PRC tax consequences.

Cayman Islands Tax Consequences

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands save for certain stamp duties which may be applicable, from time to time, on certain instruments executed or brought into the Cayman Islands. The Cayman Islands is not party to any double tax treaties applicable to payments to or by the Company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the Shares, nor will gains derived from the disposal of the Shares be subject to Cayman Islands income or corporation tax.

MARKET PRICE OF ADSs; DIVIDENDS

Market Price of ADSs

The following table sets forth the high and low closing trading prices for ADSs on the NYSE under the symbol “BEDU,” for the periods indicated.

	Trading Price Per ADS (US$)
	High	Low
2023
Fourth Quarter	1.61	0.96
2024
First Quarter	3.23	1.25
Second Quarter	2.42	1.81
Third Quarter	2.41	1.65
Fourth Quarter	2.18	1.35
2025
First Quarter	2.15	1.35
Second Quarter	2.10	1.40
Third Quarter	2.01	1.50
Fourth Quarter (from October 1, 2025 to October 23, 2025)	2.24	1.90

On May 23, 2025, the last trading day prior to the Company’s receipt of the Proposal on May 26, 2025, the reported closing price of ADSs on the NYSE was US$1.56. The merger consideration of US$2.30 per ADS or US$0.575 per Share, represents a premium of 47.4% over the closing price of US$1.56 per ADS on May 23, 2025 and premiums of approximately 39.4% and 35.9% to the volume-weighted average closing price of the ADSs during the last 30 trading days and 60 trading days, respectively, prior to and including May 23, 2025.

Dividends

The Company has not declared or paid any cash dividends, nor has any present plan to pay any dividends on the Shares or ADSs in the foreseeable future.

SUMMARY FINANCIAL INFORMATION

The selected consolidated financial information with respect to the Company set forth below is derived from the audited consolidated financial statements of the Company contained in the Company’s Annual Report. More comprehensive financial information is included in documents filed by the Company with the SEC, and the following financial information should be read in conjunction with, and is qualified in its entirety by reference to, the audited consolidated financial statements of the Company (including any related notes) contained in the Company’s Annual Report, which are incorporated by reference herein.

The following table presents the Company’s selected consolidated statements of operations data for the periods indicated.

	Fiscal Year Ended August 31,
	2023	2024
	RMB	RMB	US$
	(in thousands, except for share and per share data)
Revenue	1,772,127	1,755,206	247,561
Cost of revenue	(1,304,699)	(1,251,620)	(176,533)
Gross Profit	467,428	503,586	71,028
Selling, general and administrative expenses	(512,882)	(469,047)	(66,156)
Other operating income	43,783	3,699	522
Impairment loss on property and equipment	(12,891)	(6,607)	(932)
Impairment loss on intangible assets	—	(258,326)	(36,435)
Impairment loss on goodwill	(147,116)	(593,748)	(83,744)
Operating loss	(161,678)	(820,443)	(115,717)
Interest expense, net	(5,452)	(1,315)	(185)
Investment Loss	(807)	(2,516)	(355)
Other expenses	(7,380)	(4,012)	(567)
Loss before income taxes and share of equity in loss of unconsolidated affiliates	(175,317)	(828,286)	(116,824)
Income tax expense	(183,208)	(32,908)	(4,641)
Share of equity in loss of unconsolidated affiliates	(339)	(7,876)	(1,111)
Net loss from continuing operations	(358,864)	(869,070)	(122,576)
Loss from discontinued operations, net of tax	(27,959)	(163,791)	(23,102)
Net loss	(386,823)	(1,032,861)	(145,678)
Less: Net income/ (loss) attributable to the non-controlling interests
Continuing operations	823	(17,296)	(2,439)
Discontinued operations	7,488	(19,286)	(2,720)
Net loss attributable to Bright Scholar Education Holdings Limited shareholders	(395,134)	(996,279)	(140,519)
Net loss per share attributable to ordinary shareholders, basic and diluted
Net loss from continuing operations attributable to ordinary shareholders	(3.03)	(7.18)	(1.01)
Net loss from discontinued operations attributable to ordinary shareholders	(0.30)	(1.22)	(0.17)
Net loss attributable to Bright Scholar Education Holdings Limited shareholders	(3.33)	(8.40)	(1.18)
Weighted average shares used in calculating net loss per ordinary share, basic and diluted	118,669,795	118,669,795	118,669,795

The  following table presents the Company’s selected consolidated balance sheet data as of the dates indicated.

	For the Year Ended August 31,
	2023	2024
	RMB	RMB	US$
	(in thousands)
Total current assets	927,399	663,774	93,622
Total non-current assets	3,692,111	2,381,675	335,918
Total assets	4,619,510	3,045,449	429,540
Total current liabilities	1,480,403	1,002,328	141,371
Total non-current liabilities	1,567,451	1,437,013	202,682
Total liabilities	3,047,854	2,439,341	344,053
Shareholders’ equity	1,416,609	516,811	72,892
Non-controlling interests	155,047	89,297	12,595
Total equity	1,571,656	606,108	85,487

Non-GAAP Financial Measures

In evaluating our business, we consider and use certain non-GAAP measures, including adjusted net income/(loss), adjusted gross profit/(loss) and adjusted operating income/(loss) as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We present the non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. Non-GAAP financial measures enable our management to assess our operating results without considering the impact of non-cash charges, including share-based compensation expense, and without considering the impact of non-operating items such as interest income/(expense), net; income tax expense/benefit; share-based compensation expense; amortization of intangible assets, tax effect of amortization of intangible assets, and without considering the impact of non-recurring item, i.e. loss from discontinued operations.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Interest income/(expense), net; income tax expense/benefit; depreciation and amortization; share-based compensation expense; and tax effect of amortization of intangible assets, have been and may continue to be incurred in our business and are not reflected in the presentation of these non-GAAP measures. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

We reconcile the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating our performance. The following tables reconcile our adjusted gross profit from continuing operations, adjusted operating profit/(loss) from continuing operations, and adjusted net income/(loss) for the periods indicated to their respective most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.

	Fiscal Year Ended August 31,
	2023	2024
	RMB	RMB	US$
	(in thousands)
Reconciliation of gross profit to adjusted gross profit
Gross profit from continuing operations	467,428	503,586	71,028
Add: Amortization of intangible assets	4,341	4,184	590
Adjusted gross profit from continuing operations	471,769	507,770	71,618

Reconciliation of operating loss to adjusted operating profit
Operating loss from continuing operations	(161,678)	(820,443)	(115,717)
Add: Share-based compensation expense	—	8,101	1,143
Add: Amortization of intangible assets	4,341	4,184	590
Add: Impairment loss on goodwill	147,116	593,748	83,744
Add: Impairment loss on intangible assets	—	258,326	36,435
Add: Impairment loss on property and equipment	12,891	6,607	932
Add: Impairment loss on the long-term investment	2,613	—	—
Adjusted operating profit from continuing operations	5,283	50,523	7,127

Reconciliation of net loss to adjusted net income/(loss)
Net loss	(386,823)	(1,032,861)	(145,678)
Add: Share-based compensation expense	—	8,101	1,143
Add: Amortization of intangible assets	4,341	4,184	590
Add: Tax effect of amortization of intangible assets	(670)	(833)	(117)
Add: Impairment loss on goodwill	147,116	593,748	83,744
Add: Impairment loss on intangible assets	—	258,326	36,435
Add: Impairment loss on property and equipment	12,891	6,607	932
Add: Impairment loss on the long-term investment	2,613	—	—
Less: Loss from discontinued operations, net of tax	(27,959)	(163,791)	(23,102)
Adjusted net income/(loss)	(192,573)	1,063	151

Net Book Value per Company Share

The net book value per Share as of February 28, 2025 was US$0.768 based on 118,669,795 issued and outstanding Shares as of that date.

TRANSACTIONS IN THE SHARES AND ADSs

Purchases by the Company

There was no purchase of any Shares or ADS by the Company during the past two years.

Purchases by the Buyer Group

No member of the Buyer Group nor any of their respective affiliates has purchased any Shares or ADSs at any time within the past two years.

Prior Public Offerings

The Company did not make any underwritten public offering of the Company’s securities during the past three years.

Transactions in Prior 60 Days

Other than the Merger Agreement and agreements entered into in connection therewith, including the Rollover Agreement, the Ultimate Wise SPA, the Subscription Agreement and the Limited Guarantees, there have been no transactions in the Company’s Shares or ADSs during the past 60 days by the Company, any of the Company’s officers or directors, the Buyer Group or any other person with respect to which disclosure is provided in “Schedule I — Directors and Executive Officers of Each Filing Person” or any associate or majority-owned subsidiary of the foregoing.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF THE COMPANY

The following table sets forth information with respect to the beneficial ownership of the Shares as of the date of this Transaction Statement, by:

●	each of the Company’s directors and executive officers;

●	each person known to the Company to beneficially own more than 5% of the total issued and outstanding Shares; and

●	each Filing Person, and its directors and executive officers, as applicable.

The calculations in the shareholder table below are based on 118,669,795 Shares issued and outstanding, comprising 31,079,795 Class A Ordinary Shares and 87,590,000 Class B Ordinary Shares, as of the date of this Transaction Statement (which, for the avoidance of doubt, exclude Shares issued to the Depositary and reserved for issuance upon exercise or vesting of Company Options).

Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to the Shares. In computing the number of Shares beneficially owned by a person and the percentage ownership of that person, we have included Shares that the person has the right to acquire within 60 days of the date of this Transaction Statement, including through the exercise of any option, warrant or other right or the conversion of any other security. These Shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Number	Percentage
Directors and Executive Officers
Hongru Zhou(1)	1,783,800	1.5%
Shuting Zhou	—	—
Meng Rui	—	—
Jun Zhao	—	—
Ruolei Niu(2)	1,641,096	1.4%
Hui Zhang(3)	535,140	*
Directors and executive officers as a group	3,960,036	3.3%

Principal Shareholders:
Excellence Education Investment Limited(4)	72,590,000	61.2%
Ultimate Wise Group Limited(5)	15,451,559	13.0%

Other Filing Persons:
Sure Brilliant Global Limited(6)	5,000,000	4.2%
Huiyan Yang(7)	5,000,000	4.2%
Noble Pride Global Limited(8)	88,041,559	74.2%
Yeung Family Trust V(9)	88,041,559	74.2%
TMF Trust (HK) Limited(10)	88,041,559	74.2%
Wisdom Avenue Global Limited	—	—
Waterflower Investment Ltd.	—	—

Directors and Executive Officers of Other Filing Persons:
Meirong Yang	—	—
Junchun Yang	—	—
Qing Yao	—	—
Ham Yeung	—	—
S.B. Vanwall Ltd.	—	—
Ki Chan	—	—
Kin Wai Choa	—	—
Tsz Kwan Chow	—	—
Natalija Kuzovic	—	—

*	Less than one percent of the Company’s total outstanding Shares.

(1)	Represents 1,783,800 Class A Ordinary Shares that Mr. Zhou may purchase upon exercise of Company Options within 60 days of the date of this Transaction Statement.
(2)	Represents 1,641,096 Class A Ordinary Shares that Mr. Niu may purchase upon exercise of Company Options within 60 days of the date of this Transaction Statement.
(3)	Represents 535,140 Class A Ordinary Shares that Ms. Hui Zhang may purchase upon exercise of Company Options within 60 days of the date of this Transaction Statement.
(4)	Represents 72,590,000 Class B Ordinary Shares held by Excellence Education.
(5)	Represents 451,559 Class A Ordinary Shares represented by ADSs and 15,000,000 Class B Ordinary Shares held by Ultimate Wise.
(6)	Represents 5,000,000 Class A Ordinary Shares represented by ADSs held by Sure Brilliant.
(7)	Represents 5,000,000 Class A Ordinary Shares represented by ADSs held by Sure Brilliant, which is wholly owned by Ms. Huiyan Yang.
(8)	Represents (i) 451,559 Class A Ordinary Shares represented by ADSs and 15,000,000 Class B Ordinary Shares, held by Ultimate Wise, which is wholly owned by Noble Pride and (ii) 72,590,000 Class B Ordinary Shares held by Excellence Education, which is wholly owned by Noble Pride.
(9)	Represents (i) 451,559 Class A Ordinary Shares represented by ADSs and 15,000,000 Class B Ordinary Shares, held by Ultimate Wise, which is wholly owned by Noble Pride and (ii) 72,590,000 Class B Ordinary Shares held by Excellence Education, which is wholly owned by Noble Pride. TMF Trust, in its capacity as the trustee of Yeung Family Trust, is the sole shareholder of Noble Pride.
(10)	Represents (i) 451,559 Class A Ordinary Shares represented by ADSs and 15,000,000 Class B Ordinary Shares, held by Ultimate Wise, which is wholly owned by Noble Pride and (ii) 72,590,000 Class B Ordinary Shares held by Excellence Education, which is wholly owned by Noble Pride. TMF Trust, in its capacity as the trustee of Yeung Family Trust, is the sole shareholder of Noble Pride.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Transaction Statement and the documents incorporated by reference in this Transaction Statement include certain forward-looking statements. These statements appear throughout this Transaction Statement and include statements regarding the intent, belief, or current expectations of the Filing Persons. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements, as a result of the various factors, including those identified in (i) the Company’s Annual Report, (ii) the Company’s unaudited financial results included as exhibits to Forms 6-K furnished by the Company to the SEC on January 24, 2025 and April 29, 2025, respectively, and (iii) as otherwise described in the Company’s filings with the SEC from time to time.

WHERE YOU CAN FIND MORE INFORMATION

The Company is subject to the periodic reporting and other informational requirements of the Exchange Act applicable to foreign private issuers and is required to file with or furnish to the SEC an Annual Report on Form 20-F, current reports on Form 6-K, and other information. The information the Company files with or furnishes to the SEC is available free of charge on the SEC’s website at http://www.sec.gov through the SEC’s EDGAR system.

You may also obtain free copies of the documents the Company files with or furnishes to the SEC by going to the “Investor Relations” section of the Company’s website at https://ir.brightscholar.com/. Our website address is provided as an inactive textual reference only. The information provided on the Company’s website is not part of this Transaction Statement and is not incorporated by reference herein unless expressly so incorporated.

The opinion of Duff & Phelps, the Special Committee’s financial advisor, is attached as Exhibit (c)(1) to this Transaction Statement. In addition, Duff & Phelps’s opinion will be made available for inspection and copying at the Company’s executive offices at Suites 6-7 The Turvill Building Old Swiss, 149 Cherry Hinton Road, Cambridge, England, CB1 7BX, United Kingdom during the Company’s regular business hours by any interested Unaffiliated Security Holder or a representative of any interested Unaffiliated Security Holder who has been so designated in writing.

SCHEDULE 13E-3 ITEMS

ITEM 1. SUMMARY TERM SHEET

See:

“Summary” of this Transaction Statement; and

“Questions and Answers About the Merger” of this Transaction Statement.

ITEM 2. SUBJECT COMPANY INFORMATION

(a)	Name and Address

Bright Scholar Education Holdings Limited is the subject company. See “Summary — The Parties Involved in the Merger” of this Transaction Statement.

(b)	Securities

The Company is the issuer of the Shares, including the Shares represented by ADSs. ADSs are traded on the New York Stock Exchange under the symbol “BEDU.” As of the date of this Transaction Statement, there are a total of 31,079,795 Class A Ordinary Shares and 87,590,000 Class B Ordinary Shares issued and outstanding (which, for the avoidance of doubt, exclude Shares issued to the Depositary and reserved for issuance upon exercise or vesting of Company Options).

(c)	Trading Market and Price

See “Market Price of ADSs; Dividends” of this Transaction Statement.

(d)	Dividends

See “Market Price of ADSs; Dividends” of this Transaction Statement.

(e)	Prior Public Offerings

See “Transactions in the Shares and ADSs — Prior Public Offerings” of this Transaction Statement.

(f)	Prior Stock Purchases

See:

“Transactions in the Shares and ADSs” of this Transaction Statement; and

“Special Factors — Related Party Transactions” of this Transaction Statement.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

(a)	Name and Address

See:

“Summary — The Parties Involved in the Merger” of this Transaction Statement; and

“Schedule I — Directors and Executive Officers of Each Filing Person” of this Transaction Statement.

(b)	Business and Background of Entities

See:

“Summary — The Parties Involved in the Merger” of this Transaction Statement; and

“Schedule I — Directors and Executive Officers of Each Filing Person” of this Transaction Statement.

(c)	Business and Background of Natural Persons

See “Schedule I — Directors and Executive Officers of Each Filing Person.”

ITEM 4. TERMS OF THE TRANSACTION

(a)(1) Material Terms

Not applicable.

(a)(2) Material Terms

See:

“Summary — The Merger Agreement and the Plan of Merger” of this Transaction Statement;

“Special Factors — Reasons for the Merger and Position of the Special Committee and the Board” of this Transaction Statement;

“Special Factors — Buyer Group’s Purposes and Reasons for the Merger” of this Transaction Statement;

“Special Factors — No Shareholder Vote Required to Authorize the Plan of Merger and the Merger” of this Transaction Statement;

“Special Factors — Interests of Certain Persons in the Merger” of this Transaction Statement;

“Special Factors — Accounting Treatment of the Merger” of this Transaction Statement;

“Special Factors — Material U.S. Federal Income Tax Consequences” of this Transaction Statement;

“Questions and Answers About the Merger” of this Transaction Statement; and

Exhibit (d)(1) to this Transaction Statement (“Agreement and Plan of Merger”).

(b)	Purchases

See:

“Summary — The Merger Agreement and the Plan of Merger” of this Transaction Statement;

“Summary — Interests of the Company’s Directors and Executive Officers in the Merger” of this Transaction Statement; and

“Special Factors — Interests of the Company’s Directors and Executive Officers” of this Transaction Statement.

(c)	Different Terms

See:

“Summary — The Merger Agreement and the Plan of Merger” of this Transaction Statement;

“Summary — Interests of the Company’s Directors and Executive Officers in the Merger” of this Transaction Statement; and

Exhibit (d)(1) to this Transaction Statement (“Agreement and Plan of Merger”).

(d)	Appraisal Rights

See:

“Summary — Dissenters’ or Appraisal Rights” of this Transaction Statement;

“Questions and Answers about the Merger — Am I entitled to Dissent Right?” of this Transaction Statement; and

“Special Factors — Dissenters’ or Appraisal Rights” of this Transaction Statement.

Exhibit (f)(1) to this Transaction Statement (“Dissent Right”).

Exhibit (f)(2) to this Transaction Statement (“Section 238 of the Cayman Islands Companies Act”).

(e)	Provisions for Unaffiliated Security Holders

None of the Filing Persons intends to grant Unaffiliated Security Holders special access to the corporate files of such Filing Person in connection with the Merger. None of the Filing Persons intends to obtain counsel or appraisal services at the expense of the Filing Persons for Unaffiliated Security Holders.

(f)	Eligibility for Listing or Trading

Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a)	Transactions

See:

“Special Factors — Related Party Transactions” of this Transaction Statement;

and “Transactions in the Shares and ADSs” of this Transaction Statement.

(b)	Significant Corporate Events

See:

“Summary — The Merger Agreement and the Plan of Merger” of this Transaction Statement;

“Special Factors — Background of the Merger” of this Transaction Statement;

“Special Factors — Reasons for the Merger and Position of the Special Committee and the Board” of this Transaction Statement;

“Special Factors — Buyer Group’s Purposes and Reasons for the Merger” of this Transaction Statement;

“Special Factors — Interests of Certain Persons in the Merger” of this Transaction Statement; and

Exhibit (d)(1) to this Transaction Statement (“Agreement and Plan of Merger”).

(c)	Negotiations or Contacts

See:

“Summary — Subscription Agreement” of this Transaction Statement;

“Summary — Limited Guarantees” of this Transaction Statement;

“Summary — Rollover Agreement” of this Transaction Statement;

“Summary — Ultimate Wise SPA” of this Transaction Statement;

“Summary — The Merger Agreement and the Plan of Merger” of this Transaction Statement;

“Special Factors — Background of the Merger” of this Transaction Statement;

“Special Factors — Plans for the Company after the Merger” of this Transaction Statement;

“Special Factors — Interests of Certain Persons in the Merger” of this Transaction Statement; and

Exhibit (d)(1) to this Transaction Statement (“Agreement and Plan of Merger”).

(e) Agreements Involving the Subject Company’s Securities

See:

“Summary — The Merger Agreement and Plan of Merger” of this Transaction Statement;

“Summary — Financing of the Merger” of this Transaction Statement;

“Special Factors — Background of the Merger” of this Transaction Statement;

“Special Factors — Plans for the Company after the Merger” of this Transaction Statement;

“Special Factors — Interests of Certain Persons in the Merger” of this Transaction Statement;

“Transactions in the Shares and ADSs” of this Transaction Statement; and

Exhibit (d)(1) to this Transaction Statement (“Agreement and Plan of Merger”).

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(b)	Use of Securities Acquired

See:

“Summary” of this Transaction Statement;

“Questions and Answers about the Merger” of this Transaction Statement;

“Special Factors — Buyer Group’s Purposes and Reasons for the Merger” of this Transaction Statement;

“Special Factors — Effects of the Merger on the Company” of this Transaction Statement;

“Special Factors — Plans for the Company after the Merger” of this Transaction Statement; and

Exhibit (d)(1) to this Transaction Statement (“Agreement and Plan of Merger”).

(c)	(1) – (8) Plans

See:

“Summary — The Merger Agreement and the Plan of Merger” of this Transaction Statement;

“Summary — Purposes and Effects of the Merger” of this Transaction Statement;

“Summary — Financing of the Merger” of this Transaction Statement;

“Special Factors — Background of the Merger” of this Transaction Statement;

“Special Factors — Reasons for the Merger and Position of the Special Committee and the Board” of this Transaction Statement;

“Special Factors — Buyer Group’s Purposes and Reasons for the Merger” of this Transaction Statement;

“Special Factors — Effects of the Merger on the Company” of this Transaction Statement;

“Special Factors — Plans for the Company after the Merger” of this Transaction Statement;

“Special Factors — Interests of Certain Persons in the Merger” of this Transaction Statement; and

Exhibit (d)(1) to this Transaction Statement (“Agreement and Plan of Merger”).

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS OF THE TRANSACTION

(a)	Purposes

See:

“Summary — Purposes and Effects of the Merger” of this Transaction Statement;

“Special Factors — Plans for the Company after the Merger” of this Transaction Statement;

“Special Factors — Reasons for the Merger and Position of the Special Committee and the Board” of this Transaction Statement; and

“Special Factors — Buyer Group’s Purposes and Reasons for the Merger” of this Transaction Statement.

(b)	Alternatives

See:

“Special Factors — Background of the Merger” of this Transaction Statement;

“Special Factors — Reasons for the Merger and Position of the Special Committee and the Board” of this Transaction Statement;

“Special Factors — Position of the Buyer Group as to the Fairness of the Merger” of this Transaction Statement;

“Special Factors — Buyer Group’s Purposes and Reasons for the Merger” of this Transaction Statement;

“Special Factors — Alternatives to the Merger” of this Transaction Statement; and

“Questions and Answers About the Merger — What will be the result if the Merger is not completed?” of this Transaction Statement.

(c)	Reasons

See:

“Summary — Purposes and Effects of the Merger” of this Transaction Statement;

“Special Factors — Background of the Merger” of this Transaction Statement;

“Special Factors — Reasons for the Merger and Position of the Special Committee and the Board” of this Transaction Statement;

“Special Factors — Position of the Buyer Group as to the Fairness of the Merger” of this Transaction Statement;

“Special Factors — Buyer Group’s Purposes and Reasons for the Merger” of this Transaction Statement;

“Special Factors — Effects of the Merger on the Company” of this Transaction Statement; and

“Special Factors — Alternatives to the Merger” of this Transaction Statement.

(d)	Effects

See:

“Summary — The Merger Agreement and the Plan of Merger” of this Transaction Statement;

“Summary — Purposes and Effects of the Merger” of this Transaction Statement;

“Questions and Answers About the Merger — What will be the result if the Merger is not completed?” of this Transaction Statement;

“Special Factors — Background of the Merger” of this Transaction Statement;

“Special Factors — Reasons for the Merger and Position of the Special Committee and the Board” of this Transaction Statement;

“Special Factors — Effects of the Merger on the Company” of this Transaction Statement;

“Special Factors — Primary Benefits and Detriments of the Merger” of this Transaction Statement;

“Special Factors — Plans for the Company after the Merger” of this Transaction Statement;

“Special Factors — Effect of the Merger on the Company’s Net Book Value and Net Income” of this Transaction Statement;

“Special Factors — Interests of Certain Persons in the Merger” of this Transaction Statement;

“Special Factors — Material U.S. Federal Income Tax Consequences” of this Transaction Statement;

“Special Factors — PRC Tax Consequences” of this Transaction Statement;

“Special Factors — Cayman Islands Tax Consequences” of this Transaction Statement; and

Exhibit (d)(1) to this Transaction Statement (“Agreement and Plan of Merger”).

ITEM 8. FAIRNESS OF THE TRANSACTION

(a) (b) Fairness; Factors Considered in Determining Fairness

See:

“Summary — Recommendation of the Special Committee to the Board” of this Transaction Statement;

“Summary — Position of the Buyer Group as to Fairness” of this Transaction Statement;

“Summary — Interests of the Company’s Directors and Executive Officers in the Merger” of this Transaction Statement;

“Summary — Opinion of the Special Committee’s Financial Advisor” of this Transaction Statement;

“Special Factors — Background of the Merger” of this Transaction Statement;

“Special Factors — Reasons for the Merger and Position of the Special Committee and the Board” of this Transaction Statement;

“Special Factors — Position of the Buyer Group as to the Fairness of the Merger” of this Transaction Statement;

“Special Factors — Opinion of the Special Committee’s Financial Advisor” of this Transaction Statement;

“Special Factors — Summary of Financial Analysis” of this Transaction Statement;

“Special Factors — Interests of Certain Persons in the Merger” of this Transaction Statement;

“Special Factors — Alternatives to the Merger” of this Transaction Statement; and

Exhibit (c)(1) to this Transaction Statement (“Opinion of Kroll, LLC”).

(c)	Approval of Security Holders

See:

“Special Factors — No Shareholder Vote Required to Authorize the Plan of Merger and the Merger” of this Transaction Statement.

(d)	Unaffiliated Representative

See:

“Summary — Recommendation of the Special Committee to the Board” of this Transaction Statement;

“Summary — Opinion of the Special Committee’s Financial Advisor” of this Transaction Statement;

“Special Factors — Background of the Merger” of this Transaction Statement;

“Special Factors — Reasons for the Merger and Position of the Special Committee and the Board” of this Transaction Statement;

“Special Factors — Opinion of the Special Committee’s Financial Advisor” of this Transaction Statement; and

“Special Factors — Summary of Financial Analysis” of this Transaction Statement.

(e)	Approval of Directors

See:

“Summary — Recommendation of the Special Committee to the Board” of this Transaction Statement;

“Special Factors — Background of the Merger” of this Transaction Statement; and

“Special Factors — Reasons for the Merger and Position of the Special Committee and the Board” of this Transaction Statement.

(f)	Other Offers

See:

“Special Factors — Background of the Merger” of this Transaction Statement; and

“Special Factors — Reasons for the Merger and Position of the Special Committee and the Board” of this Transaction Statement.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

(a)	Report, Opinion or Appraisal

See:

“Summary — Opinion of the Special Committee’s Financial Advisor” of this Transaction Statement;

“Special Factors — Background of the Merger” of this Transaction Statement;

“Special Factors — Opinion of the Special Committee’s Financial Advisor” of this Transaction Statement;

“Special Factors — Summary of Financial Analysis” of this Transaction Statement; and

Exhibit (c)(1) to this Transaction Statement (“Opinion of Kroll, LLC”).

(b)	Preparer and Summary of the Report, Opinion or Appraisal

See:

“Summary — Opinion of the Special Committee’s Financial Advisor” of this Transaction Statement;

“Special Factors — Background of the Merger” of this Transaction Statement;

“Special Factors — Opinion of the Special Committee’s Financial Advisor” of this Transaction Statement;

“Special Factors — Summary of Financial Analysis” of this Transaction Statement; and

Exhibit (c)(1) to this Transaction Statement (“Opinion of Kroll, LLC”).

(c)	Availability of Documents

See:

“Where You Can Find More Information” of this Transaction Statement; and

Exhibit (c)(1) to this Transaction Statement (“Opinion of Kroll, LLC”).

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

(a)	Source of Funds

See:

“Summary — Financing of the Merger” of this Transaction Statement; and

“Special Factors — Financing of the Aggregate Merger Consideration and Related Expenses” of this Transaction Statement.

(b)	Conditions

Not applicable

(c)	Expenses

See “Special Factors — Fees and Expenses” of this Transaction Statement.

(d)	Borrowed Funds

Not applicable

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a)	Securities Ownership

See:

“Summary — Share Ownership of the Company’s Directors and Executive Officers” of this Transaction Statement;

“Special Factors — Interests of Certain Persons in the Merger” of this Transaction Statement; and

“Security Ownership of Certain Beneficial Owners and Management of the Company” of this Transaction Statement.

(b)	Securities Transactions

See “Transactions in the Shares and ADSs” of this Transaction Statement.

ITEM 12. THE SOLICITATION OR RECOMMENDATION

(d)	Intent to Tender or Vote in a Going-Private Transaction

Not applicable. See “Special Factors — No Shareholder Vote Required to Authorize the Plan of Merger and the Merger” of this Transaction Statement.

(e)	Recommendations of Others

See “Summary — Recommendation of the Special Committee to the Board” of this Transaction Statement.

ITEM 13. FINANCIAL STATEMENTS

(a)	Financial Information

The audited consolidated financial statements of the Company for the fiscal year ended August 31, 2024 and the fiscal year ended August 31, 2023 are incorporated herein by reference to the Company’s Annual Report (see page F-1 and following pages). The unaudited condensed consolidated financial information of the Company for the first and second quarters of fiscal year 2025 are incorporated herein by reference to the earnings releases and unaudited financial results included as exhibits to Forms 6-K furnished by the Company to the SEC on January 24, 2025 and April 29, 2025, respectively.

See:

“Summary Financial Information” of this Transaction Statement;

“Where You Can Find More Information” of this Transaction Statement; and

Exhibit (a)(1) (“Annual Report on Form 20-F for the fiscal year ended August 31, 2024 of the Company”) to this Transaction Statement.

(b)	Pro Forma Information

Not applicable.

ITEM 14. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

(a)	Solicitations or Recommendations

Not applicable.

(b)	Employees and Corporate Assets

See:

“Summary — The Parties Involved in the Merger” of this Transaction Statement;

“Special Factors — Interests of Certain Persons in the Merger” of this Transaction Statement; and

“Schedule I — Directors and Executive Officers of Each Filing Person.”

ITEM 15. ADDITIONAL INFORMATION

(b)	Golden Parachute Compensation

Not applicable.

(c)	Other Material Information

None.

ITEM 16. EXHIBITS

The following exhibits are filed herewith:

Exhibit No.	Description
(a)(1)	Annual Report on Form 20-F for the fiscal year ended August 31, 2024 of the Company, filed with the SEC on December 13, 2024
(a)(2)	Press Release issued by the Company, dated January 24, 2025 (incorporated herein by reference to Exhibit 99.1 to a Current Report on Form 6-K furnished by the Company to the SEC on January 24, 2025)
(a)(3)	Press Release issued by the Company, dated April 28, 2025 (incorporated herein by reference to Exhibit 99.1 to a Current Report on Form 6-K furnished by the Company to the SEC on April 29, 2025)
(a)(4)	Press Release issued by the Company, dated May 28, 2025 (incorporated herein by reference to Exhibit 99.1 to a Current Report on Form 6-K furnished by the Company to the SEC on May 28, 2025)
(a)(5)	Press Release issued by the Company, dated June 4, 2025 (incorporated herein by reference to Exhibit 99.1 to a Current Report on Form 6-K furnished by the Company to the SEC on June 4, 2025)
(a)(6)	Press Release issued by the Company, dated June 20, 2025 (incorporated herein by reference to Exhibit 99.1 to a Current Report on Form 6-K furnished by the Company to the SEC on June 20, 2025)
(a)(7)	Press Release issued by the Company, dated October 13, 2025 (incorporated herein by reference to Exhibit 99.1 to a Current Report on Form 6-K furnished by the Company to the SEC on October 14, 2025)
(c)(1)	Opinion of Kroll, LLC, dated as of October 13, 2025
(c)(2)	Discussion Materials prepared by Kroll, LLC for discussion with the Special Committee, dated as of October 13, 2025
(d)(1)	Agreement and Plan of Merger, dated as of October 13, 2025, by and among the Company, Parent and Merger Sub (incorporated herein by reference to Exhibit 99.2 to a Current Report on Form 6-K furnished by the Company to the SEC on October 14, 2025)
(d)(2)	Subscription Agreement, dated as of October 13, 2025, by and among Parent and the Sponsors (incorporated by reference to Exhibit 99.4 of Schedule 13D/A filed with the SEC by Parent, Ultimate Wise, Noble Pride, Yeung Family Trust, TMF Trust, Mr. Zhou, Mr. Niu, Wisdom Avenue, and Waterflower Investment (collectively, the “13D Filing Persons”) on October 15, 2025)
(d)(3)	Limited Guarantee, dated as of October 13, 2025, by Mr. Zhou in favor of the Company (incorporated by reference to Exhibit 99.7 of Schedule 13D/A filed with the SEC by 13D Filing Persons on October 15, 2025)
(d)(4)	Limited Guarantee, dated as of October 13, 2025, by Mr. Niu in favor of the Company (incorporated by reference to Exhibit 99.8 of Schedule 13D/A filed with the SEC by 13D Filing Persons on October 15, 2025)
(d)(5)	Rollover Agreement, dated as of October 13, 2025, by and among Parent, Merger Sub and Sure Brilliant (incorporated by reference to Exhibit 99.5 of Schedule 13D/A filed with the SEC by 13D Filing Persons on October 15, 2025)
(d)(6)	Share Transfer Agreement, dated as of October 13, 2025, by and among Merger Sub and Ultimate Wise (incorporated by reference to Exhibit 99.6 of Schedule 13D/A filed with the SEC by 13D Filing Persons on October 15, 2025)
(f)(1)	Dissent Right. See “Special Factors — Dissenters’ or Appraisal Rights”
(f)(2)	Section 238 of the Cayman Islands Companies Act (As Revised), Cap. 22 (Act 3 of 1961, as consolidated and revised) of the Cayman Islands
(e)	Not applicable
107	Calculation of Filing Fees

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Transaction Statement is true, complete and correct.

Dated: October 24, 2025

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

By:	/s/ Jun Zhao
	Name:	Jun Zhao
	Title:	Chairman of the Special Committee of the Board of Directors

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Transaction Statement is true, complete and correct.

Dated: October 24, 2025

EXCELLENCE EDUCATION INVESTMENT LIMITED

By:	/s/ Meirong Yang
	Name:	Meirong Yang
	Title:	Director

BRIGHT EDUCATION MERGERSUB LIMITED

By:	/s/ Shuting Zhou
	Name:	Shuting Zhou
	Title:	Director

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Transaction Statement is true, complete and correct.

Dated: October 24, 2025

HONGRU ZHOU

/s/ Hongru Zhou

RUOLEI NIU

/s/ Ruolei Niu

ULTIMATE WISE GROUP LIMITED

By:	/s/ Huiyan Yang
	Name:	Huiyan Yang
	Title:	Director

SURE BRILLIANT GLOBAL LIMITED

By:	/s/ Huiyan Yang
	Name:	Huiyan Yang
	Title:	Director

HUIYAN YANG

/s/ Huiyan Yang

WISDOM AVENUE GLOBAL LIMITED

By:	/s/ Qing Yao
	Name:	Qing Yao
	Title:	Director

WATERFLOWER INVESTMENT LTD.

By:	/s/ Qing Yao
	Name:	Qing Yao
	Title:	Director

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Transaction Statement is true, complete and correct.

Dated: October 24, 2025

NOBLE PRIDE GLOBAL LIMITED

By:	/s/ YEU Chi Fai
	Name:	YEU Chi Fai
	Title:	Authorized Signatory of S.B. Vanwall Ltd., the Sole Director of Noble Pride Global Limited

YEUNG FAMILY TRUST V

By:	/s/ YEU Chi Fai, FUNG Pui Yuen
	Name:	YEU Chi Fai, FUNG Pui Yuen
	Title:	Authorized Signatories of TMF Trust (HK) Limited, the trustee of Yeung Family Trust V

TMF TRUST (HK) LIMITED

By:	/s/ YEU Chi Fai, FUNG Pui Yuen
	Name:	YEU Chi Fai, FUNG Pui Yuen
	Title:	Authorized Signatories

Schedule I

Directors and Executive Officers of Each Filing Person

I. Directors and Executive Officers of the Company

Name	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Hongru Zhou(1)	Suites 6-7, The Turvill Building Old Swiss, 149 Cherry Hinton Road, Cambridge, England, CB1 7BX, United Kingdom	Chairperson of the Board of Director	Hong Kong (SAR), China

Shuting Zhou(2)	No.1, Country Garden Road, Beijiao Town, Shunde District, Foshan, Guangdong, China	Director	PRC

Meng Rui(3)	China Europe International Business School, 699 Hongfeng Road, Pudong, Shanghai, China	Director	PRC

Jun Zhao(4)	Room 1305, 13th Floor, Huabin Center, No. 8 Yong’an Dongli, Chaoyang District, Beijing, China	Director	United States

Ruolei Niu(5)	Suites 6-7, The Turvill Building Old Swiss, 149 Cherry Hinton Road, Cambridge, England, CB1 7BX, United Kingdom	Chief Executive Officer	Hong Kong (SAR), China

Hui Zhang(6)	No.1, Country Garden Road, Beijiao Town, Shunde District, Foshan, Guangdong, China	Chief Financial Officer	PRC

(1)	Hongru Zhou has served as a director and the chairperson of the Company since November 2022 and the chief executive officer of the Company from February 2023 to January 2024. Mr. Zhou is a co-founder of Country Garden Venture Capital and has served as its chief executive officer and chairman of investment committee since its inception in 2019. Mr. Zhou joined Country Garden Holdings Company Limited in 2015 and served as special assistant to the chairman of its board. Prior to that, Mr. Zhou served as a hedge fund analyst at Bear Stearns Asset Management Inc. from 2007 to 2008. He was also an analyst at RBS Global Banking and Markets from 2008 to 2009, and an assistant fund manager at China Merchants Fund Management Co., Ltd. from 2009 to 2011. Mr. Zhou holds a bachelor’s degree in applied mathematics and economics from Harvard University.

(2)	Shuting Zhou became a director of the Company in May 2017. Ms. Zhou served as the general manager of new business department finance branch at Country Garden Holdings Company Limited from November 2019 to September 2023. Ms. Zhou had been a deputy financial controller of Guangdong Country Garden Property Management Co., Ltd., a subsidiary of Country Garden Holdings Company Limited, from May 2016 to November 2019. Ms. Zhou held various managerial positions at Guangdong Country Garden Property Management Co., Ltd. from February 2009 to April 2016. From March 2007 to January 2009, Ms. Zhou served as an accounting manager at Gaoyao Biyi Property Development Co., Ltd. and Shaoguan Country Garden Property Development Co., Ltd., both of which are subsidiaries of Country Garden Holdings Company Limited. Ms. Zhou obtained a bachelor’s degree in financial management from Guangdong University of Finance & Economics.

(3)	Meng Rui became a director of the Company in February 2023. Mr. Rui is the Parkland Chair Professor in Finance at China Europe International Business School and has served as an independent director at various listed companies in China and overseas, including Shang Gong Group Co., Ltd. (SSE: 600843), China Education Group Holdings Limited (HKEX: 00839), Landsea Green Management Limited (HKEX: 00106), Dexin Services Group Limited (HKEX: 02215), Country Garden Services Holdings Company Limited (HKEX:06098) and Jiayin Group Inc. (NASDAQ: JFIN). Mr. Rui was also an independent director at Midea Group Co., Ltd. (SZSE: 000333) from 2015 to 2018, Winner Technology Co., Inc. (SZSE: 300609) from 2014 to 2020, and Cosco Shipping Energy Transportation Co., Ltd. (HKEX: 01138; SSE: 600026) from 2015 to 2021. Mr. Rui holds a bachelor’s degree in international economics from University of International Relations, a Master of Science degree in economics from Oklahoma State University, and a Master of Business Administration degree and a Doctor of Philosophy degree in business administration from the University of Houston. Mr. Rui is a Certified Financial Analyst by the Association for Investment Management and Research since 2000 and a Financial Risk Manager by the Global Association of Risk Professionals since 2010.

(4)	Jun Zhao became a director of the Company in May 2017. Mr. Zhao has served as the chairman of Beijing Fellow Partners Investment Management Ltd. since October 2014 and an independent director of China Merchants Bank Co., Ltd., a company listed on Shanghai Stock Exchange and The Stock Exchange of Hong Kong Limited, since January 2015. Mr. Zhao served as a managing partner at DT Capital Partners from July 2005 to September 2014. From May 2000 to July 2005, he served as a managing director of ChinaVest, Ltd. Mr. Zhao obtained a bachelor’s degree in shipbuilding engineering from Harbin Engineering University, a master’s degree in ocean engineering from Shanghai Jiao Tong University, a doctor degree in civil engineering from University of Houston and a MBA from Yale University.

Sch. I-1

(5)	Ruolei Niu has served as the chief executive officer of the Company since January 2024 and the chief financial officer of the Company from February 2023 to January 2024. Mr. Niu served as the vice general manager of Country Garden Venture Capital from February 2022 to February 2023. Prior to that, Mr. Niu had also served as the founder, general manager, co-chief investment officer and responsible officer at CG Partners Asset Management Co., Limited from 2015 to 2022, and the executive director, fund manager and responsible officer at China Merchants Fund Management Co., Ltd. from 2010 to 2015. Mr. Niu was an investment analyst and an investment and taxation accountant at ING Investment Management from 2007 to 2010 and 2004 to 2007, respectively. Mr. Niu holds a Bachelor of Commerce degree in accounting from the University of Melbourne and a Master of Commerce degree in finance from the University of Sydney. Mr. Niu is a Certified Financial Analyst and a member of Certified Practising Accountant Australia.

(6)	Hui Zhang has served as the chief financial officer of the Company since January 2024 and the financial director of the Company from June 2023 to January 2024. Prior to that, Ms. Zhang served as the financial controller at Country Garden Venture Capital from 2018 to 2023, the financial controller at Bigo Inc. from 2015 to 2018, the financial senior manager at Joyy Inc. from 2012 to 2015, and the senior associate at Ernst & Young LLP from 2008 to 2012. Ms. Zhang holds a bachelor’s degree in information and computational science from Dalian University of Technology and a master’s degree in accounting from Shanghai University of Finance and Economics.

During the last five years, none of the Company or any of the Company’s directors and executive officers have been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

II. Directors and Executive Officers of Parent

Name	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Meirong Yang(1)	No.1, Country Garden Road, Beijiao Town, Shunde District, Foshan, Guangdong 528300, China	Director	PRC

Junchun Yang(2)	No.1, Country Garden Road, Beijiao Town, Shunde District, Foshan, Guangdong 528300, China	Director	Macau (SAR), China

(1)	Meirong Yang has served as a director of Parent since December 2016 and a manager of Elite Architectural Co., Ltd. since 2007.

(2)	Junchun Yang has served as a director of Parent since July 2024. He has been the Investment Director of Yangchun Huichuang Investment Co., Ltd. since 2021. Prior to that he was an investment assistant of Idreamsky from 2020 to 2021.

During the last five years, none of Parent or any of Parent’s directors and executive officers have been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

III. Directors and Executive Officers of Merger Sub

Name	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Hongru Zhou(1)	Suites 6-7, The Turvill Building Old Swiss, 149 Cherry Hinton Road, Cambridge, England, Cb1 7bx, United Kingdom	Director	Hong Kong (SAR), China

Ruolei Niu(2)	Suites 6-7, The Turvill Building Old Swiss, 149 Cherry Hinton Road, Cambridge, England, Cb1 7bx, United Kingdom	Director	Hong Kong (SAR), China

Shuting Zhou(3)	No.1, Country Garden Road, Beijiao Town, Shunde District, Foshan, Guangdong 528300, China	Director	PRC

(1)	Hongru Zhou has served as a director of Merger Sub since its incorporation in August 2025. Mr. Zhou has served as a director and the chairperson of the Company since November 2022 and the chief executive officer of the Company from February 2023 to January 2024. Mr. Zhou is a co-founder of Country Garden Venture Capital and has served as its chief executive officer and chairman of investment committee since its inception in 2019. Mr. Zhou joined Country Garden Holdings Company Limited in 2015 and served as special assistant to the chairman of its board. Prior to that, Mr. Zhou served as a hedge fund analyst at Bear Stearns Asset Management Inc. from 2007 to 2008. He was also an analyst at RBS Global Banking and Markets from 2008 to 2009, and an assistant fund manager at China Merchants Fund Management Co., Ltd. from 2009 to 2011. Mr. Zhou holds a bachelor’s degree in applied mathematics and economics from Harvard University.

Sch. I-2

(2)	Ruolei Niu has served as a director of Merger Sub since its incorporation in August 2025. Mr. Niu has served as the chief executive officer of the Company since January 2024 and the chief financial officer of the Company from February 2023 to January 2024. Mr. Niu served as the vice general manager of Country Garden Venture Capital from February 2022 to February 2023. Prior to that, Mr. Niu had also served as the founder, general manager, co-chief investment officer and responsible officer at CG Partners Asset Management Co., Limited from 2015 to 2022, and the executive director, fund manager and responsible officer at China Merchants Fund Management Co., Ltd. from 2010 to 2015. Mr. Niu was an investment analyst and an investment and taxation accountant at ING Investment Management from 2007 to 2010 and 2004 to 2007, respectively. Mr. Niu holds a Bachelor of Commerce degree in accounting from the University of Melbourne and a Master of Commerce degree in finance from the University of Sydney. Mr. Niu is a Certified Financial Analyst and a member of Certified Practising Accountant Australia.

(3)	Shuting Zhou has served as a director of Merger Sub since its incorporation in August 2025. Ms. Zhou became a director of the Company in May 2017. Ms. Zhou served as the general manager of new business department finance branch at Country Garden Holdings Company Limited from November 2019 to September 2023. Ms. Zhou had been a deputy financial controller of Guangdong Country Garden Property Management Co., Ltd., a subsidiary of Country Garden Holdings Company Limited, from May 2016 to November 2019. Ms. Zhou held various managerial positions at Guangdong Country Garden Property Management Co., Ltd. from February 2009 to April 2016. From March 2007 to January 2009, Ms. Zhou served as an accounting manager at Gaoyao Biyi Property Development Co., Ltd. and Shaoguan Country Garden Property Development Co., Ltd., both of which are subsidiaries of Country Garden Holdings Company Limited. Ms. Zhou obtained a bachelor’s degree in financial management from Guangdong University of Finance & Economics.

During the last five years, none of Merger Sub or any of Merger Sub’s directors and executive officers have been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

IV. Directors and Executive Officers of Ultimate Wise

Name	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Huiyan Yang(1)	No.1, Country Garden Road, Beijiao Town, Shunde District, Foshan, Guangdong 528300, China	Director	Hong Kong (SAR), China

Junchun Yang(2)	No.1, Country Garden Road, Beijiao Town, Shunde District, Foshan, Guangdong 528300, China	Director	Macau (SAR), China

(1)	Huiyan Yang has served as a director of Ultimate Wise since December 2015. Ms. Yang has served as a director of Country Garden Holdings Company Limited since December 2006, its vice chairperson since March 2012, and its co-chairperson since December 2018, and succeeded the position of the Chairperson on March 1, 2023.

(2)	Junchun Yang has served as a director of Ultimate Wise since July 2024. He has been the Investment Director of Yangchun Huichuang Investment Co., Ltd. since 2021. Prior to that he was an investment assistant of Idreamsky from 2020 to 2021.

During the last five years, none of Ultimate Wise or any of Ultimate Wise’s directors and executive officers have been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

V. Directors and Executive Officers of Sure Brilliant

Name	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Huiyan Yang(1)	No.1, Country Garden Road, Beijiao Town, Shunde District, Foshan, Guangdong 528300, China	Director	Hong Kong (SAR), China

(1)	Huiyan Yang has served as a director of Sure Brilliant since December 2018. Ms. Yang has served as a director of Country Garden Holdings Company Limited since December 2006, its vice chairperson since March 2012, and its co-chairperson since December 2018, and succeeded the position of the Chairperson on March 1, 2023.

Sch. I-3

During the last five years, none of Sure Brilliant or any of Sure Brilliant’s directors and executive officers have been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

VI. Directors and Executive Officers of Wisdom Avenue

Name	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Hongru Zhou(1)	Suites 6-7, The Turvill Building Old Swiss, 149 Cherry Hinton Road, Cambridge, England, Cb1 7bx, United Kingdom	Director	Hong Kong (SAR), China

Qing Yao(2)	3303B2, 33/F, The Centrium, 60 Wyndham Street, Central, Hong Kong	Director	Hong Kong (SAR), China

Ham Yeung(3)	3303B2, 33/F, The Centrium, 60 Wyndham Street, Central, Hong Kong	Director	Hong Kong (SAR), China

(1)	Hongru Zhou has served as a director of Wisdom Avenue since July 2025. Mr. Zhou has served as a director and the chairperson of the Company since November 2022 and the chief executive officer of the Company from February 2023 to January 2024. Mr. Zhou is a co-founder of Country Garden Venture Capital and has served as its chief executive officer and chairman of investment committee since its inception in 2019. Mr. Zhou joined Country Garden Holdings Company Limited in 2015 and served as special assistant to the chairman of its board. Prior to that, Mr. Zhou served as a hedge fund analyst at Bear Stearns Asset Management Inc. from 2007 to 2008. He was also an analyst at RBS Global Banking and Markets from 2008 to 2009, and an assistant fund manager at China Merchants Fund Management Co., Ltd. from 2009 to 2011. Mr. Zhou holds a bachelor’s degree in applied mathematics and economics from Harvard University.

(2)	Qing Yao has served as a director of Wisdom Avenue since August 2025, and has been the Legal and Compliance Director of Zongyou Capital Co., Ltd since 2019.

(3)	Ham Yeung has served as a director of Wisdom Avenue since August 2025. Ms. Yeung has been the Operation Director of Zongyou Capital Co., Ltd since 2024. Prior to that she was a responsible officer of CG Partners Asset Management Co., Limited from 2019 to 2024.

During the last five years, none of Wisdom Avenue or any of Wisdom Avenue’s directors and executive officers have been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

VII. Directors and Executive Officers of Waterflower Investment

Name	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Ruolei Niu(1)	Suites 6-7, The Turvill Building Old Swiss, 149 Cherry Hinton Road, Cambridge, England, Cb1 7bx, United Kingdom	Director	Hong Kong (SAR), China

Qing Yao(2)	3303B2, 33/F, The Centrium, 60 Wyndham Street, Central, Hong Kong	Director	Hong Kong (SAR), China

Ham Yeung(3)	3303B2, 33/F, The Centrium, 60 Wyndham Street, Central, Hong Kong	Director	Hong Kong (SAR), China

(1)	Ruolei Niu has served as a director of Waterflower Investment since September 2015. Mr. Niu has served as the chief executive officer of the Company since January 2024 and the chief financial officer of the Company from February 2023 to January 2024. Mr. Niu served as the vice general manager of Country Garden Venture Capital from February 2022 to February 2023. Prior to that, Mr. Niu had also served as the founder, general manager, co-chief investment officer and responsible officer at CG Partners Asset Management Co., Limited from 2015 to 2022, and the executive director, fund manager and responsible officer at China Merchants Fund Management Co., Ltd. from 2010 to 2015. Mr. Niu was an investment analyst and an investment and taxation accountant at ING Investment Management from 2007 to 2010 and 2004 to 2007, respectively. Mr. Niu holds a Bachelor of Commerce degree in accounting from the University of Melbourne and a Master of Commerce degree in finance from the University of Sydney. Mr. Niu is a Certified Financial Analyst and a member of Certified Practising Accountant Australia.

Sch. I-4

(2)	Qing Yao has served as a director of Waterflower Investment since August 2025, and has been the Legal and Compliance Director of Zongyou Capital Co., Ltd since 2019.

(3)	Ham Yeung has served as a director of Waterflower Investment since August 2025. Ms. Yeung has been the Operation Director of Zongyou Capital Co., Ltd since 2024. Prior to that she was a responsible officer of CG Partners Asset Management Co., Limited from 2019 to 2024.

During the last five years, none of Waterflower Investment or any of Waterflower Investment’s directors and executive officers have been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

VIII. Directors and Executive Officers of Noble Pride

Name	Business Address	Present Principal Occupation or Employment	Country of Citizenship
S.B. Vanwall Ltd.	Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands	Director	British Virgin Islands

During the last five years, none of Noble Pride or any of Noble Pride’s directors and executive officers have been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

IX. Directors and Executive Officers of Yeung Family Trust

Name	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Huiyan Yang(1)	No.1, Country Garden Road, Beijiao Town, Shunde District, Foshan, Guangdong 528300, China	Joint settlor	Hong Kong (SAR), China

Meirong Yang(2)	No.1, Country Garden Road, Beijiao Town, Shunde District, Foshan, Guangdong 528300, China	Joint settlor, member of Investment Committee	PRC

Hongru Zhou(3)	Suites 6-7, The Turvill Building Old Swiss, 149 Cherry Hinton Road, Cambridge, England, Cb1 7bx, United Kingdom	Member of Investment Committee	Hong Kong (SAR), China

Ruolei Niu(4)	Suites 6-7, The Turvill Building Old Swiss, 149 Cherry Hinton Road, Cambridge, England, Cb1 7bx, United Kingdom	Member of Investment Committee	Hong Kong (SAR), China

(1)	Huiyan Yang has served as a director of Country Garden Holdings Company Limited since December 2006, its vice chairperson since March 2012, and its co-chairperson since December 2018, and succeeded the position of the Chairperson on March 1, 2023.

(2)	Meirong Yang has served as a member of Investment Committee of Yeung Family Trust since December 2018, a director of Parent since December 2016, and a manager of Elite Architectural Co., Ltd. since 2007.

(3)	Hongru Zhou has served as a member of Investment Committee of Yeung Family Trust since July 2024. Mr. Zhou has served as a director and the chairperson of the Company since November 2022 and the chief executive officer of the Company from February 2023 to January 2024. Mr. Zhou is a co-founder of Country Garden Venture Capital and has served as its chief executive officer and chairman of investment committee since its inception in 2019. Mr. Zhou joined Country Garden Holdings Company Limited in 2015 and served as special assistant to the chairman of its board. Prior to that, Mr. Zhou served as a hedge fund analyst at Bear Stearns Asset Management Inc. from 2007 to 2008. He was also an analyst at RBS Global Banking and Markets from 2008 to 2009, and an assistant fund manager at China Merchants Fund Management Co., Ltd. from 2009 to 2011. Mr. Zhou holds a bachelor’s degree in applied mathematics and economics from Harvard University.

Sch. I-5

(4)	Ruolei Niu has served as a member of Investment Committee of Yeung Family Trust since July 2024. Mr. Niu has served as the chief executive officer of the Company since January 2024 and the chief financial officer of the Company from February 2023 to January 2024. Mr. Niu served as the vice general manager of Country Garden Venture Capital from February 2022 to February 2023. Prior to that, Mr. Niu had also served as the founder, general manager, co-chief investment officer and responsible officer at CG Partners Asset Management Co., Limited from 2015 to 2022, and the executive director, fund manager and responsible officer at China Merchants Fund Management Co., Ltd. from 2010 to 2015. Mr. Niu was an investment analyst and an investment and taxation accountant at ING Investment Management from 2007 to 2010 and 2004 to 2007, respectively. Mr. Niu holds a Bachelor of Commerce degree in accounting from the University of Melbourne and a Master of Commerce degree in finance from the University of Sydney. Mr. Niu is a Certified Financial Analyst and a member of Certified Practising Accountant Australia.

During the last five years, none of Yeung Family Trust or any of Yeung Family Trust’s directors and executive officers have been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

X. Directors and Executive Officers of TMF Trust

Name	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Ki Chan (1)	c/o TMF Trust (HK) Limited, 31/F., Tower Two, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong	Director	Hong Kong (SAR), China

Kin Wai Choa (2)	c/o TMF Trust (HK) Limited, 31/F., Tower Two, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong	Director	Hong Kong (SAR), China

Tsz Kwan Chow (3)	c/o TMF Trust (HK) Limited, 31/F., Tower Two, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong	Director	Hong Kong (SAR), China

Natalija Kuzovic(4)	c/o TMF Trust (HK) Limited, 31/F., Tower Two, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong	Director	Netherlands

(1)	Ki Chan has served as a director of TMF Trust since March 2021. Ki Chan served as Regional Managing Director – Asia Pacific at Apex Group Ltd (Hong Kong Branch) from November 2017 to July 2020, served as Market Head – Hong Kong at TMF Hong Kong Limited from March 2021 to March 2024, and served as Market Head – Hong Kong, Japan, Korea at TMF Hong Kong Limited from March 2024 to December 2024. Since December 2024, Ki Chan has been serving as Market Head – North Asia at TMF Hong Kong Limited.

(2)	Kin Wai Choa has served as a director of TMF Trust since September 2019. Kin Wai Choa served as Director of Trustee Services at TMF Hong Kong Limited from August 2015 to November 2021. Since December 2021, Kin Wai Choa has been serving as Director, Head of Private Client Services & Global Entity Management at TMF Hong Kong Limited.

(3)	Tsz Kwan Chow has served as a director of TMF Trust since July 2023. Tsz Kwan Chow served as Senior Manager of Accounting & Tax at TMF Hong Kong Limited from August 2020 to July 2023. Since July 2023, Tsz Kwan Chow has been serving as Director and Head of Accounting, Tax & Trade Services at TMF Hong Kong Limited.

(4)	Natalija Kuzovic has served as a director of TMF Trust since December 2024. Natalija Kuzovic served as Manager, Group Financial Controlling at TMF Group from January 2020 to July 2022. She then served as Global Director, Accounting and Reporting at TMF Group from July 2022 to January 2024. Since January 2024, Natalija Kuzovic has been serving as Group Finance Director at TMF Group.

During the last five years, none of TMF Trust or any of TMF Trust’s directors and executive officers have been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Sch. I-6